Form 20-F
period 2006-12-31
Britannia Bulk plc
filed 2007-04-23
CIK 1388016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                  Registration Statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒                               Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

or

☐                                  Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

or

☐                                  Shell Company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-141113

BRITANNIA BULK PLC

(Exact name of registrant as specified in its charter)

England and Wales—Registered No: 03842976

(State or other jurisdiction of incorporation or organization)

Dexter House, 2 Royal Mint Court, London, EC3N 4QN
United Kingdom

(Address of principal executive offices)

Tel No: + 44 (0) 20 7264 4900

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11% Senior Secured Notes due 2011

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,683,357 as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Documents incorporated by reference. None

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act 1934, as amended, with respect to:

•       financial condition;

•       results of operations;

•       competitive positions;

•       the features and functions of and markets for the products and services we offer; and

•       our business plan and strategies.

This annual report includes “forward-looking statements” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described in this annual report, and the achievement of the expected results associated therewith, depend on many events, some or all of which are not predictable or within our control. Our actual results may differ materially from our expected results.

Factors that may cause our actual results to differ from our expected results include:

•       our ability to timely identify and acquire additional vessels as needed and on terms we deem reasonable;

•       our substantial debt after the offering of our $185 million senior secured notes due 2011, referred to herein as the Notes;

•       our ability to generate cash to service our debt;

•       the extent to which we can implement our business strategy;

•       changes in demand and rate levels for the transportation services we offer, changes in services offered by our competitors, dependence on a limited fleet and concentration on a single market;

•       political and economic factors and recessions in the regions and countries in which we operate;

•       seasonality of the market;

•       restrictive covenants under the Notes;

•       decreases in shipping volumes, including Russian coal for export;

•       compliance with safety and environmental protection and other governmental requirements;

•       increased inspection procedures and strict regulatory controls;

•       escalation of insurance costs;

•       currency exchange risks;

•       catastrophic losses and other liabilities;

•       the arrest of our vessels by maritime claimants;

•       disruption to our business or markets arising from severe weather conditions, natural disasters, international security or public health concerns and acts of terrorism or war;

•       the loss of our key management personnel;

•       legal or other proceedings to which we are subject; and

•       our ability to continue to charter-in vessels as needed at acceptable rates.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

You should not unduly rely on these forward-looking statements in this annual report, as they speak only as of the date of this annual report. Except as required by law, we undertake no obligation, and specifically decline any obligation, to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this annual report or to reflect the occurrence of unanticipated events.

See the information under the heading “Item 3. Key Information—Risk Factors” for a discussion important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The selected consolidated historical financial data of Britannia Bulk Plc as of and for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. The data in the selected consolidated historical financial data should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes included in this annual report. The financial information should also be read together with “Item 5.—Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
	2006	2005	2004
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues:
Contract of affreightment and voyage revenues	$172,242	$144,318	$39,869
Time charter revenues	12,909	33,295	654
Demurrage and other revenues	6,352	6,972	1,602
Total revenues	191,503	184,585	42,125
Operating expenses:
Voyage expenses	$71,840	$49,347	$11,893
Charter hire expenses	75,723	95,937	16,322
Commissions	4,316	4,265	1,083
Vessel operating expenses	12,870	12,137	2,802
Depreciation and amortization	10,894	9,341	1,114
General and administrative	9,410	3,666	148
Expense to related parties	—	131	799
Foreign currency transaction gains and losses, net	(202)	120	88
Total operating expenses	184,851	174,944	34,249
Operating income:	6,652	9,641	7,876
Minority interest expense	(72)	(28)	—
Interest income	1,096	272	23
Interest expense	(5,122)	(1,353)	(271)
Income before taxes:	2,554	8,532	7,628
Provision for taxes	(160)	(284)	(49)
Net income:	$2,394	$8,248	$7,579
Weighted average number of common shares outstanding	8,683,289	5,697,612	207,720
Basic earnings per common share	$0.28	$1.45	$36.49

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,394	$8,248	$7,579
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,894	9,341	1,114
Amortization of Note discount and debt issuance costs	822	—	—
Interest income on vessel acquisition account	(252)	—	—
Minority interest	72	28	—
Changes in operating assets and liabilities:
Due from charters	3,375	(5,557)	(4,481)
Inventories	(1,316)	(1,063)	(599)
Prepaid expenses	(2,654)	(749)	(321)
Other current assets	(604)	1	(9)
Payments for drydockings	(5,205)	(2,089)	(6,381)
Accounts payable, accrued expenses and other liabilities	6,664	1,307	4,742
Deferred revenue	(1,340)	4,504	1,066
Taxes payable	170	231	49
Other	14	208	163
Net cash provided by operating activities	$13,034	$14,410	$2,922
Cash flows from investing activities:
Payments and deposits for vessels and other fixed assets	(2,321)	(27,748)	(24,888)
Payments for acquisitions, net of cash acquired	—	(102)	—
Funding of the vessel acquisition account	(140,000)	—	—
Net cash used in investing activities	(142,321)	(27,850)	(24,888)
Cash flows from financing activities:
Amounts (paid to) received from related parties	(131)	(668)	15,817
Proceeds from borrowings	$173,201	$19,500	$15,962
Payments of deferred financing costs	(6,827)	(216)	(487)
Repayment of borrowings	(26,200)	(9,262)	—
Issuance of common stock	13	1,160	—
Net cash provided by financing activities	$140,056	$10,514	$31,292
Net increase (decrease) in cash	10,769	(2,926)	9,326
Cash and cash equivalents at beginning of year	6,401	9,327	1
Cash and cash equivalents at end of year	$17,170	$6,401	$9,327
Supplementary cash flow information
Cash paid for interest	$1,120	$1,169	$271
Cash paid for taxes	482	53	—
BALANCE SHEET DATA:
Assets
Current assets
Cash and cash equivalents	17,170	$6,401	$9,327
Vessel acquisition account	138,133	—	—
Due from charters, net	6,717	10,092	4,484
Inventories	3,199	1,883	599
Prepaid expenses	3,724	1,070	321

Other current assets	633	29	30
Total current assets	169,576	19,475	14,761
Vessels and other fixed assets, net	42,682	47,678	24,169
Deferred drydocking costs, net	4,899	3,271	5,986
	47,581	50,949	30,155
Other assets
Investments	58	39	—
Deposit on vessel	2,119	—	—
Goodwill	—	33	—
Deferred financing costs, net	6,656	356	324
Total assets	$225,990	$70,852	$45,240
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,571	$2,219	$1,953
Accrued expenses and other liabilities	8,702	4,390	2,792
Deferred revenue	4,230	5,570	1,066
Taxes payable	450	280	49
Amounts due to related parties	—	131	799
Loans from shareholders	—	—	10,053
Current portion of long-term debt	—	11,520	7,672
Total current liabilities	17,953	24,110	24,384
Long-term debt, net of current portion	173,496	14,680	8,290
Total liabilities	191,449	38,790	32,674
Minority interest	107	35	—
Shareholders’ equity:
Common stock (£1 par value, stated at $1.79; 10,000,000 shares authorized; 8,683,357, 8,682,357, 2,767,519 shares issued and outstanding at December 31, 2006, 2005 and 2004, respectively)	15,543	15,541	4,954
Additional paid-in capital	648	637	11
Retained earnings	18,243	15,849	7,601
Total shareholders’ equity	34,434	32,027	12,566
Total liabilities and shareholders’ equity	$225,990	$70,852	$45,240

Exchange Rates

For a discussion of the impact of currency fluctuations on Britannia’s consolidated results of operations and combined financial position, see “Item 5.—Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Non Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or Noon Buying Rate. Such rates are provided solely for convenience and no representation is made that U.S. dollars were, could have been, or could be, converted into British Pounds or Euros at these rates or at any other rate. Such rates were not used by Britannia in the preparation of its audited consolidated financial statements included elsewhere in this annual report. The Non Buying Rate on April 18, 2007 was £1.00 = $2.0041 and €1.00 = $1.3574.

US dollars per £1.00—Noon Buying Rates

	$ per £ Exchange Rate
	Period-end	High	Low	Average (1)
Year ended 31 December,
2006	1.9586	1.9394	1.7256	1.8582
2005	1.2188	1.9292	1.7138	1.8147
2004	1.9160	1.9482	1.7544	1.8356
Month
April 2007 (through April 18, 2007)	2.0041	2.0061	1.9608	1.9800
March 2007	1.9685	1.9694	1.9235	1.9474
February 2007	1.9613	1.9699	1.9445	1.9589
January 2007	1.9611	1.9847	1.9305	1.9587

US dollars per €1.00—Noon Buying Rates

	$ per € Exchange Rate
	Period-end	High	Low	Average (1)
Year ended 31 December,
2006	1.3197	1.3327	1.1860	1.2661
2005	1.1842	1.3476	1.1667	1.2400
2004	1.3538	1.3625	1.1801	1.2478
Month
April 2007 (through April 18, 2007)	1.3574	1.3574	1.3363	1.3449
March 2007	1.3374	1.3374	1.3094	1.3246
February 2007	1.3230	1.5246	1.2935	1.3080
January 2007	1.2998	1.5286	1.2904	1.2993

(1)          The average of the Noon Buying Rates on the last day of each month during the relevant period.

B.   CAPITALISATION AND INDEBTEDNESS

Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.   RISK FACTORS

The key risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. The occurrence of any of the events described in this section or any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows.

RISKS RELATING TO OUR BUSINESS

We are a recently formed company with a limited history of operations.

We are a recently formed company and have a limited performance record, operating history and historical financial statements upon which to evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy, which would adversely affect our results of operations and financial condition.

We depend on the Baltic coal trade for a large part of our revenues and a decline in coal demand may negatively impact our results.

We depend on the Baltic coal trade for a large part of our revenues and a decline in coal demand may cause a decrease in the coal trade, which may result in a decrease in demand for our vessels. The principal factors affecting demand for coal are outside of our control, and the nature, timing and degree of changes in economic conditions are unpredictable.

The principal factors that influence demand for coal include:

•       the relative price and availability of other methods of producing electricity compared against coal;

•       weather conditions;

•       environmental and other regulatory developments;

•       government actions such as controls on imports, exports and prices, new forms of taxation and increased government regulation;

•       global and regional economic and political conditions; and

•       developments in international trade.

For example, the warmer temperatures in Europe during the winter months of 2006 and early 2007 had an adverse impact on the overall demand for coal.

Our ability to employ a significant portion of our vessels will depend upon, among other things, the then current state of the coal trade. If rates are low when our vessels’ contracts expire, or when we are trying to employ newly acquired vessels, we may be forced to charter them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or adversely affect our financial condition.

The operation of drybulk carriers has certain unique operational risks, which can result in damage to vessels, equipment and cargoes.

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship creates risks. By their nature, drybulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. In addition, from December to May, many of our typical trade routes are ice-covered. These conditions increase the risk to vessel and crew safety as vessels are more difficult to navigate and may be damaged by the ice. Furthermore, drybulk carriers are often subjected to battering treatment with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers during unloading operations. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breaching at sea and hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels’ bulkheads leading to the loss of the vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. We also may experience collisions from time to time with other vessels, tugs or barges which may result in significant damage to our fleet. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of repairs are unpredictable and can be substantial. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel’s position. The loss of earnings while our vessels are being repaired, repositioned and forced to wait, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for interest payments. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.

We may not be able to grow or effectively manage our growth, which could cause us to incur additional indebtedness and other liabilities and adversely affect our business.

A principal focus of our business strategy is to grow by expanding our business. We intend to acquire additional drybulk vessels with a significant portion of the proceeds from the offering of the Notes. The addition of these vessels to our fleet will result in a significant increase in the size of our fleet and impose significant additional responsibilities on our management and staff. As we expect our fleet to grow further, we may be required to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•       locate and acquire suitable vessels;

•       identify and consummate acquisitions or establish joint ventures;

•       integrate acquired vessels successfully with our existing operations;

•       expand our customer base;

•       manage our expansion, including improving and growing our financing and operating systems;

•       recruit suitable additional seafarers and shore-based administrative and management personnel; and

•       generate sufficient capital or obtain required financing for our existing and new operations.

Growing any business through acquisitions presents numerous risks, including undisclosed liabilities and obligations, the possibility that indemnification agreements, if any, will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, difficulty obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, competition from other buyers for vessels as a significant increase in day rates available to vessel owners could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with these plans.

It is customary for new buildings to have warranties for a period of time after delivery. Since we intend to purchase secondhand vessels, we do not expect these vessels to have the benefit of such warranties.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

To a significant extent, our success depends upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. Specifically, individuals on our management team have established strong relationships with many of our significant customers, which in some cases predate such executive’s employment with us. The loss of any of these individuals could adversely affect our business prospects and financial condition, and relationships with those customers for which such departing executive had an established relationship. In addition, difficulty in hiring and retaining personnel could adversely affect our business, results of operations, cash flows and financial condition.

Purchasing and operating previously owned vessels and the aging of our fleet may result in unexpected repair costs, increased operating costs and reduced fleet utilization.

Our current business strategy includes the acquisition and operation of previously owned vessels, including the vessels we have recently acquired and those for which we have Memoranda of Agreement for the acquisition of such vessels. While we have the right to inspect previously owned vessels prior to purchase and have performed such inspection when we deemed it advisable to do so, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Previously owned vessels may have conditions or defects that we were not aware of when we bought the vessels and that may require us to incur costly repairs to the vessels, particularly since second-hand vessels generally do not receive the benefit of warranties. If this were to occur, such hidden defects or problems may be expensive to repair when detected and, if not detected, may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our costs. We do not expect to receive the benefit of warranties on previously owned vessels.

Our fleet as at April 15, 2007 has a combined capacity of 395,907 dwt and an average age of 20.3 years. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels more expensive and less desirable to charterers and shippers. Governmental regulations, including environmental regulations, safety or other equipment standards relating to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage or how and when vessels need to be dismantled and disposed of. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, and insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks that we may face or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions that may increase our costs.

We depend upon a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially adversely affect our business prospects, results of operations and financial performance.

We have derived, and expect to continue to derive, a significant part of our revenue from a small number of key customers. For example, two of our customers accounted for 30% of our revenues for the year ended December 31, 2006. If one or more of our key customers, (i) is unable to perform under one or more contracts or charters with us and we are unable to find a suitable replacement contract or charter, exercises certain rights to terminate a contract or charter, or (iii) decides not to contract for or charter our vessels in the future, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. Furthermore, if we lose a key customer, we may be unable to obtain contracts or charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and our ability to make interest payments.

We operate our vessels in markets that have seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, drybulk shipping rates have historically been lower during the fiscal quarters ended June 30 and September 30, and, conversely, have historically been higher in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results in the future, particularly for those periods in which drybulk shipping rates are expected to be lower.

We depend on COAs, which could lock us in at unfavorable rates for our shipping services for a certain amount of time.

Historically, we have depended in large part on COAs and expect we will continue to utlize these contracts in the future to achieve our business strategy. While COAs provide a relatively stable and predictable source of income, they fix the rate we are paid for our drybulk shipping services. Once we have entered into a COA, factors beyond our control may cause the rates we are paid under that COA to become unprofitable. Nevertheless, we would be obligated to continue to perform at these rates for the terms of the COA. The requirement to perform these contracts on the terms of the COA regardless of intervening factors could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes chartering-in vessels, which could result in material adverse effects on our business, results of operations and financial condition.

Our business strategy depends in part on our ability to charter-in vessels. If we are not able to find vessels to charter-in in the future, or to charter-in vessels at what we deem to be a reasonable rate, we may need to achieve our business strategy and we may experience a material adverse effect on our business, results of operations and financial condition. In addition, if we charter-in a vessel and shipping rates were to subsequently decrease substantially or we were unable to find immediate employment for that vessel, our obligation under the charter to pay above-market rates would remain which would adversely affect our results of operations and financial condition.

Labor interruptions could disrupt our business

Our vessels are crewed by seafarers who generally have one-year employment contracts with us. Industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and if such interest or other action is not resolved in a timely and cost-effective manner could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Because we generate nearly all of our revenues in U.S. dollars, but incur some of our expenses in other currencies, exchange rate fluctuations could adversely impact our results of operations and financial condition.

In 2006, we generated approximately 99% of our revenues in U.S. dollars but incurred approximately 81% of our expenses in U.S dollars and 19% in currencies other than the U.S. dollar, primarily the British Pound, the Euro, and Danish Kroner. A change in exchange rates could adversely impact our results of operations and financial condition.

Government action in Russia could create a difficult business climate which could adversely affect our business prospects, results of operations and financial performance.

Certain actions by the Russian government could create a difficult business climate in Russia. The government has considerable discretion with respect to certain actions, such as withdrawal of licenses, tax audits and criminal prosecutions. If such steps are taken against producers or exporters of Russian coal, the amount of Russian coal that is exported through the Baltic could be limited. If the government were to take action that would affect the export of Russian coal through the Baltic, such action would have a material adverse effect on our business, results of operations and financial condition.

It may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us.

We are a public limited company incorporated under the laws of England and Wales. All of the Company’s directors and executive officers live outside of the United States. Substantially all of the assets of the Company’s directors and officers and the Company’s assets are located outside the United States. As a result, it may not be possible for you to serve process on such persons or the Company in the United States or enforce judgments obtained in U.S. courts against them or the Company to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, there is uncertainty as to whether the courts of the United Kingdom would (i) enforce judgments of United States courts obtained against us or our officers and directors predicated on the civil liability provisions of the United States federal or state securities laws, or (ii) entertain original actions brought in courts in the United Kingdom against us or our officers and directors predicated on United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in courts within or outside the United States against our directors and officers, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

If we cannot completely utilise proceeds from the offering of the Notes to acquire vessels and expand our fleet, we will be obligated to use the proceeds remaining in the Vessel Acquisition Account to offer to redeem some of the Notes.

As of the date hereof, we have expended approximately $70 million, and committed a further $47.4 million, of the $140 million available to us from proceeds of the offering of the Notes to acquire vessels. We intend to use the remainder of the available proceeds from the offering of the Notes to acquire vessels and expand our existing fleet. We have not yet identified all of the potential vessels that we intend to acquire and we will have broad discretion to determine the cost, age, size and other characteristics of the vessels we may acquire. Further, we intend to conduct customary diligence with respect to these acquisitions and, as a result, suitable acquisition opportunities may not be immediately available or available in a reasonable time. We cannot predict precisely how long it will take to deploy the remaining funds raised from the offering of the Notes to acquire these new vessels. We expect lower returns compared to vessel acquisitions in the same time period on these proceeds during that period as compared to what returns might have been achieved assuming a fully employed fleet of acquired vessels during the same period. If, as of December 1, 2008, at least $125 million of the initial funds deposited in the Vessel Acquisition Account have not been used to purchase additional vessels in accordance with the indenture governing the Notes, the difference between the funds that have been so expended and the initial deposit must be used to make an offer to purchase Notes at a price of 101% of the accreted value, plus accrued interest. Any such offered funds that are not used to repurchase Notes in such offer will remain in the Vessel Acquisition Account.

INDUSTRY SPECIFIC RISK FACTORS

The international drybulk shipping industry is cyclical and volatile, which may lead to reductions and volatility in our charter or contract rates, vessel values and results of operations.

The international drybulk shipping industry is cyclical, with attendant volatility in charter hire rates, contract rates for COAs and profitability. The degree of charter hire and contract rate volatility among different types of drybulk carriers has varied widely. Although charter hire rates for drybulk vessels have declined from their peak levels, they are still high relative to historic levels. Fluctuations in charter and contract rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by marine vessels internationally. The factors affecting supply and demand for vessels and supply and demand for products or materials transported by drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for drybulk carriers include:

•       supply and demand for drybulk products;

•       the distance drybulk products are to be moved by sea;

•       the globalization of manufacturing;

•       global and regional economic and political conditions;

•       changes in global production of drybulk cargoes;

•       developments in international trade;

•       changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•       environmental and other regulatory developments; and

•       currency exchange rates.

The factors that influence the supply of drybulk carriers include:

•       the number of newbuilding deliveries;

•       the scrapping rate of older vessels;

•       the costs of building new vessels and drydocking vessels for repair;

•       changes in environmental and other regulations that may limit the useful life of vessels;

•       the number of vessels that are out of service;

•       vessel casualties; and

•       port or canal congestion/closure.

Our ability to recharter or recontract our drybulk carriers upon the expiration or termination of their current time charters or COAs and the charter or contract rates payable under any renewal or replacement charters or COAs will depend upon, among other things, the then current state of the drybulk carrier market and the demand for the cargoes we carry, primarily coal. If the drybulk carrier market or the coal market is in a low period when our vessels’ charters or contracts expire, or we are trying to charter, or enter into COAs, with respect to newly acquired vessels, we may be forced to charter or contract them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Charter rates for drybulk carriers have been at historically high levels recently and future growth will depend on continued growth in the world economy.

Charter hire rates for drybulk vessels are at or near historic levels. We anticipate that future demand for our drybulk carriers and drybulk charter rates will be dependent, in part, upon continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue, the failure of which would create an oversupply of vessels to transport declining volumes of drybulk commodities. Adverse economic, political, social or other developments could also have a material adverse effect on our business, results of operations, cash flows and financial condition.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower rates than we are able to offer.

Rising fuel prices may adversely affect our profits

We bear the cost of fuel used to power our vessels in many of our shipping operations, including when our vessels are subject to COAs. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, overall supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. A substantial increase in the cost of fuel may adversely affect our profitability and reduce the competitiveness of our business versus other forms of transportation such as truck or rail.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and treaties, regional, national, state and local environmental and operational safety laws and regulations in force in the jurisdictions in which our vessels operate, including those described below, as well as in the country or countries of their registration. Because such conventions, treaties, laws and regulations are often revised, we cannot predict the ultimate cost of compliance or the impact thereof on the resale price or useful life of our vessels. Additional conventions, treaties, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our operations, and some of the conditions imposed by such governments and agencies to obtain or renew such authorizations may include requirements or conditions outside of our control.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for casualty and emergency management. Any failure on our part to comply with the ISM Code may subject us to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territory (including the territorial waters) of a contracting state by discharge of persistent oil, subject to certain exceptions. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit the amount of liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance coverage. In jurisdictions where the CLC has not been adopted, various national legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Other international conventions may be relevant in certain circumstances, including the 1973/1978 International Convention for the Prevention of Pollution from Ships and the International Convention for the Safety of Life at Sea. Various requirements under international conventions are also implemented directly through national legislation.

The United States Oil Pollution Act of 1990 (“OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of pollutants from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

In addition, in complying with OPA 90, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements and the associated plans for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and to require significant capital expenditures for our vessels to remain in compliance, or even to lead to the scrapping or selling of certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. In addition, as a result of accidents such as the November 2002 oil spill from the motor tanker Prestige, a 26 year old single-hull tanker (which was owned by a company unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Compliance with safety rules and other regulations administered by classification societies may be very costly.

The hull and machinery of large, ocean going commercial vessels must be certified as being “in class” by a classification society authorized by a vessel’s country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of that registry.

An ocean going drybulk vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the vessel’s underwater parts. In addition to the shipyard costs and the cost of the vessel’s out-of-service time, these scheduled surveys may be very costly depending upon deficiencies that may be recorded by the classification society prior to re-certifying the vessel as “in class.”

If any vessel required to be inspected by a classification society does not maintain its class or fails any annual, intermediate or special surveys, the vessel may be unable to trade between certain ports or may otherwise be unemployable, which would negatively impact our business, results of operations, cash flows and financial condition.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us, including significant time delays. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows and financial condition.

World events could affect our results of operations and financial condition

Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005, as well as the threat of future terrorist attacks in the United States, United Kingdom or elsewhere, may cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Terrorists have specifically targeted vessels in the past, and there can be no assurance they will not do so in the future. The continuing conflict in Iraq may also lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, costs and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly.

The hull and machinery of large, ocean-going commercial vessels must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel.

A drybulk vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Certain claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. Such liens may arise in support of, among other things, claims by unpaid ship builders or ship repairers remaining in possession of the vessel, claims for salvage, claims for damage caused by a vessel in collision, claims for seamen’s wages, master’s wages and other employment benefits and master’s disbursements and claims for pilotage, as well as potential claims for necessary goods and services supplied to a vessel. This list should not be regarded as definitive or exhaustive, as the categories of claims giving rise to maritime liens, and the ranking of such liens, vary from one jurisdiction to another.

In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

In addition, in some jurisdictions, under the “sister ship” theory of liability, it may be possible for a claimant to arrest both the vessel subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, results of operations, cash flows and financial condition.

Risks Relating to Our Indebtedness

The indenture governing the Notes imposes significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

The indenture governing the Notes will impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

•       incur additional debt;

•       pay dividends or make other restricted payments;

•       create or permit certain liens;

•       make investments;

•       sell vessels or certain other assets;

•       create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•       engage in transactions with affiliates; and

•       consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we will be required to use specified portions of our excess cash flow, if any, to make annual offers to repurchase Notes, as described under “Item 12A.—Description of Securities Other Than Equity Securities—Debt Securities—Excess Cash Flow”.

These restrictions, among others, could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. For more information on these restriction and the Notes, see “Item 12A.—Description of Securities Other Than Equity Securities—Debt Securities”.

In the event of foreclosure, the proceeds from a sale of the collateral securing the Notes may not be sufficient to satisfy amounts due on the Notes.

The Notes are secured by, among other things, a first priority lien in favor of the trustee for the benefit of the holders of the Notes on our existing vessels, which include seven drybulk vessels, five barges and four tugs, the vessels to be acquired with the net proceeds from the issuance of the Notes. The amount to be received from a foreclosure or similar disposition of the collateral will depend upon numerous factors including market and economic conditions, the availability of buyers, the timing and manner of sale and similar factors. There can be no assurance that the collateral can or will be liquidated in a short period of time or at all. As a result, we cannot assure you that the proceeds of any sale of the collateral would be sufficient to satisfy amounts due on our indebtedness and the Notes. If the proceeds from the sale of the collateral are not sufficient to repay all amounts due on our indebtedness and the Notes, the holders of our indebtedness and the Notes would have only a senior unsecured claim against our remaining assets. Furthermore, the collateral will likely decline in value over time.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations, including the payment of interest on the Notes.

We are a holding company, and our subsidiaries conduct all of our operations or own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations, including the payment of interest on the Notes, depends on the ability of our subsidiaries to distribute funds to us.

We  have a substantial amount of indebtedness following the offering of Notes, which adversely affects our cash flow and our ability to operate our business.

As of December 31, 2006, we had total outstanding indebtedness equal to $185 million. In addition, we intend to enter into a revolving credit agreement in the future. We may also incur additional debt, which may be secured in certain circumstances, to acquire vessels in the future.

Our level of debt could have important consequences for our business, results of operations and ability to effectively service such indebtedness, including the following:

•       we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•       we will need to use a substantial portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•       we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

•       we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•       our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to service our indebtedness and fund future capital expenditures depends on our ability to generate cash from operations. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to service our indebtedness, or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on the Notes would result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, including payments on the Notes, and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of a change of control, holders of the Notes will have the right to require us to repurchase all or any part of such holders’ Notes at a price equal to 101% of the accreted value of the Notes, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient funds at the time of the change of control to make the required repurchases. The source of any funds for any repurchase required as a result of a change of control will be our available cash or cash generated from our business operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the Notes tendered.

A court may void the guarantees of the Notes or subordinate the guarantees to other obligations of the guarantors.

Although standards may vary depending upon applicable law, a court could void all or a portion of the guarantees of the Notes or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of the Notes against any guarantor were voided or held to be subordinated in favor of other creditors of that guarantor, the other creditors would be entitled to be paid in full before any payment could be made on the Notes. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of the Notes.

Maritime liens may arise and take priority over the liens securing the Notes.

If maritime liens are attached to our vessels, such liens may take priority over the liens securing the Notes. Maritime liens, such as liens for unpaid crew wages or personal injuries, may attach without any court action, registration or documentation and accordingly their existence cannot necessarily be identified. Maritime liens that attach to the collateral would reduce the amount available to our noteholders for recovery in the event of a default on the Notes.

Insolvency could adversely affect the ability of holders of the Notes to enforce their rights under the Notes.

There is a risk under English law that if we and/or our English subsidiaries were to go into liquidation, administration or other insolvency proceedings (“Insolvency”) the ability of the holders of the Notes to recover in full or in part may be impaired. In particular:

•       upon Insolvency, there may be inadequate funds available to pay the holders of the Notes in full or in part. Insofar as the holders of the Notes are secured creditors in an Insolvency, there may be inadequate funds to pay secured creditors;

•       secured debts pursuant to floating charges will rank in priority after the expenses of the liquidation and preferential debts (e.g. certain occupational pension obligations and amounts owed to employees);

•       a certain proportion of assets covered by any floating charge is “ring fenced” and made available pro-rata to unsecured creditors (which may include the holders of the Notes for those purposes). The exact amount will depend upon the total value of our and our relevant subsidiaries’ property. Currently the total amount ring fenced cannot exceed £600,000. It is always possible that this amount might be increased by subsequent legislation; and

•       under English insolvency law, an administrator or liquidator (“Office Holder”) of a company has certain powers to apply to an English court to challenge certain transactions entered into by a company. In particular:

•        as a transaction at an undervalue: where a company has, within the period of two years ending with the onset of insolvency, entered into a transaction with any person at an undervalue, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not entered into that transaction. A company enters into a transaction with a person at an undervalue if the company makes a gift to that person or otherwise enters into a transaction with that person on terms that provide for the company to receive no consideration, or if the company enters into a transaction with that person for a consideration the value of which, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company; and

•        as a preference: where a company has at a relevant time (within six months ending with the onset of insolvency or two years in the case of a “connected person”) given a preference to any person, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not given that preference. A company gives a preference to a person if that person is one of the company’s creditors or a surety or guarantor for any of the company’s debts or other liabilities, and if the company does anything or suffers anything to be done which, in either case, has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position he would have been in if that thing had not been done.

Upon such an application, the court must make such order as it thinks fit but the court must not make such an order in respect of (i) a transaction at an undervalue if it is satisfied that the company which entered into the transaction did so in good faith and for the purpose of carrying on its business, and that, at the time it did so, there were reasonable grounds for believing that the transaction would benefit the company; or (ii) a preference given to any person unless the company which gave the preference was influenced in deciding to give it by a desire to produce, in relation to that person, the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, would be better than the position he would otherwise have been in.

It should be noted that pursuant to the European Union Regulation on Insolvency Proceedings 2000, the courts of the member state in which the debtor’s centre of main interests is situated has jurisdiction to open insolvency proceedings. There is a presumption that the centre of main interests will be where the company’s registered office is located, but this presumption can be rebutted by evidence to the contrary. In addition, the centre of main interests to the company may change over time. There is therefore a risk that if, on the facts at the time the relevant company is insolvent, the centre of our main interests or those of our relevant subsidiary may not be England but another member state. In those circumstances we and/or the relevant subsidiary as appropriate will be subject to insolvency proceedings and the insolvency laws of that member state. Further, subsidiary insolvency proceedings may be commenced in other EU states.

Insofar as a claim is accepted by the Liquidator, there may be a significant delay in obtaining any payment from the Liquidator as it will inevitably take the Liquidator time to realise the company’s assets. This delay is unlikely to be compensated in interest. The holders of Notes may receive in exchange for their claims the recovery that could be substantially less than the amount of their claims, or even nothing, and any such recovery could be in the form of cash, new debt instruments or some other security. Further, the Liquidator’s ability to enforce security or collateral on behalf of the relevant company may be compromised by defects, procedural restrictions, consent of third parties and practical considerations as stated with the realisation of assets.

Insofar as assets exist in the form of vessels or cargoes, these may be subject to arrest in foreign jurisdictions, and the disposition of those assets will be subject to foreign law and procedure. It is therefore impossible to predict whether and to what extent the value of those assets will be available to any liquidator.

It is impossible to predict what recovery, if any, would be available to a holder of the Note in an insolvency.

Changes in law may affect the Notes

No assurance can be given as to the impact of any possible change to U.S., English, Danish, Panamanian or Luxembourg law, tax, regulatory or administrative practice after the date of this document.

ITEM 4.                INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a public limited company organized in the United Kingdom on September 13, 1999 and commenced operations in 2004. Our founder is our Chief Executive Officer, Mr. Arvid Tage. Mr. Tage and certain other directors and members of senior management hold in excess of 90% of our outstanding equity interests. For more information on our major shareholders and share capital, please see “Item 7.— Major Shareholders and Related Party Transactions”. Our technical management is provided through our majority-owned subsidiary, Svendborg Ship Management A/S. Substantially all of our tugs and barges are owned by our wholly-owned Danish subsidiary, Britannia Bulk DK A/S, and each of our drybulk vessels, as well as one of our tugs, is owned by one of our wholly-owned subsidiaries incorporated in Panama. See “Item 4C—Organizational Structure”.

We were primarily incorporated to concentrate on handy size business but have now entered the Panamax sector, as well as the oceangoing barge sector, in order to further extend our expanding portfolio of charterers. Five of our oceangoing drybulk carriers were acquired in 2004 and the first half of 2005. In December 2005, we took delivery of three tug boats and four barges. In October 2006 and February 2007, respectively, we acquired an additional barge and tug. In 2007, following the completion of our offering of Notes, we purchased two Panamax vessels and expect to take delivery of an additional Panamax and Handysize vessel in May 2007. For more information on our fleet, please see “Item 4.B Business Overview—Our Fleet and Operations”.

On November 16, 2006, we completed a private placement of $185 million in aggregate principal amount of our 11% senior secured notes due 2011. The Notes were issued pursuant to an Indenture in a transaction exempt from the registration requirements under the Securities Act. The Notes were sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act. The Notes will mature on December 1, 2011 and interest is payable on the Notes on each June 1 and December 1, beginning June 1, 2007. The Notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of our future subsidiaries.

Pursuant to a registration rights agreement, we and our subsidiaries filed an exchange offer registration statement on Form F-4 with the SEC with respect to an offer to exchange the Notes for substantially identical notes that are registered under the Securities Act. The exchange offer registration statement on Form F-4 was declared effective on March 9, 2007. In addition, on March 14, 2007, we commenced an offer to exchange substantially similar registered notes for the Notes. This exchange offer was completed on April 11, 2007 with all outstanding unregistered notes exchanged for registered notes. The description set forth above is qualified in its entirety by the indenture, the form of Notes and the registration rights agreement, which are filed as exhibits to the exchange offer registration statement on Form F-4.

On April 12, 2007, Britannia and certain of the major shareholders entered into a share purchase agreement whereby North Western (Neva) Limited agreed to sell all of its outstanding ordinary shares in the Company for approximately $8.25 million. These shares will be purchased by both the Company and each of the other major shareholders a party to such agreement. For more information on this share purchase transaction, please see “Item 7.-Major Shareholders and Related Party Transactions”.

Our principal executive and registered office is located at Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN, United Kingdom. Our telephone number at that address is 011 44 20 7264 4900. Our corporate website address is http://www.britbulk.com. The information contained in or accessible from our corporate website is not part of this offering circular.

B.   BUSINESS OVERVIEW

Britannia Bulk Plc is an international provider of drybulk transportation services with a focus on transporting drybulk commodities from the Baltic region. Our existing fleet, as at April 15, 2007, consists of seven drybulk vessels, five barges and four tugs. In addition to the vessels we own, we routinely charter-in vessels to increase our service capacity and maximize overall profitability.

We derive our revenue primarily from the transportation of coal and other drybulk cargoes in the Baltic region. This region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short-haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market, which has increased substantially in recent years due to increased exports of Russian coal to Europe. A significant portion of our revenue is earned under fixed price contracts of affreightment, or COAs, under which we deliver certain amounts of cargo for our customers over terms ranging from four weeks to two years.

Our management team provides the strategic and commercial management of our fleet. A majority of our management team has worked together for approximately 13 years, including 11 years prior to joining us. Our team has a diverse international background and speaks a variety of languages, which enables us to more effectively communicate and develop deeper relationships with our wide-ranging base of customers. The technical aspects of our operations are managed by our majority-owned subsidiary, Svendborg Ship Management A/S, or Svendborg, which has extensive expertise in vessel operations in the Baltic region.

Our Competitive Strengths

We believe our competitive strengths include:

Strong Client Relationships Through a Customer-Oriented Approach.   We maintain strong relationships with a number of high-quality customers, including Glencore, SUEK, and Weglokoks. In 2006, we were one of Glencore’s largest carriers, by number of shipments completed. Through these core relationships and our ability to meet our customers’ shipping needs utilizing creative solutions, we believe we have established ourselves as one of the preferred drybulk carriers in the Baltic. In addition to vessel operation and chartering, we also provide clients with solutions to potential issues involving drybulk transportation, including port modifications, crew training and resource optimization. We believe this service results in a stronger relationship with our customers that enhances our customer retention and creates new business opportunities.

Stable Cash Flows from COAs and High Renewal Rates.   A significant portion of our revenue is generated through COAs with terms of up to two years. COAs are generally at fixed rates, providing us with relatively visible, stable and predictable cash flows in the near to medium term. Substantially all of our owned vessel fleet services capacity is employed through COAs. We also enjoy stable cash flows due to repeat business from existing customers. Tonnage shipped for repeat customers represents over 75% of our overall tonnage shipped for the year ended December 31, 2006. We believe this repeat business is due to our familiarity with, local regulations and conditions, including load and discharge ports, and our reputation for reliability.

Baltic Region Operational Expertise.   The Baltic drybulk market is characterized by many unique requirements. As a result of our extensive experience in this market, we are familiar with the increased regulatory and safety requirements, local port conditions, stringent port inspections, crewing regulations and icy conditions. Our management and our technical managers, Svendborg, have substantial experience in this market and generally have been able to safely operate vessels in this environment. We believe our market position generally improves during the winter months as a substantial number of our competitors are either unable or unwilling to operate in icy conditions.

Experienced and Motivated Management Team and Employees.   Our management team has extensive experience averaging approximately 17 years of experience in the marine freight industry. In addition, our shore-based employees together speak more than ten languages, which we believe greatly enhances our marketing opportunities, customer relationships and provision of services in the highly diverse Baltic region. Further, our technical management is performed in-house by Svendborg. Our management team is highly incentivized as certain members own a substantial majority of the equity interests in the Company.

Our Business Strategy

We intend to increase our profitability and strengthen our core business through the following principal strategies.

Emphasize Customer-Oriented Solutions.   We intend to provide our services as one of the most efficient and highest quality transportation solution providers in the Baltic drybulk market. We actively work with our customers to determine the best transportation solution to meet their specific shipping requirements as well as consult with these customers to resolve potential transportation and logistical issues. In addition, we routinely utilize chartered-in vessels in order to better serve our customers’ needs.

Focus on Baltic Region Niche.   We intend to continue our focus on drybulk transportation in and out of the Baltic, as demand for drybulk shipping services is expanding. We believe our management team, as well as Svendborg, have unique experience and operational capabilities in this region that gives us a competitive advantage over many competitors who focus on standard drybulk routes and cargoes. Our fleet expansion is expected to further strengthen our position as one of the most well-recognized carriers in the Baltic region.

Expand Service Offerings and Customer Base.   Through our existing fleet and proposed acquisition of additional vessels, we intend to pursue growth and expansion opportunities with existing and new customers. As European imports of Russian coal continue to increase, we expect our existing customers to require additional drybulk transportation services. Additionally, much of the port development in Russia is focused on being able to load larger vessels. We intend to utilize our acquisitions to meet these needs as well as expand our customer base to other customers in the region.

Optimize Operations Through COAs and Chartering-In Vessels.   Our business and operational strategies seek to optimize our operations through obtaining COAs and chartering-in vessels. We believe this strategy will continue to provide us with stable and visible cash flows, while allowing us to better serve our customers’ needs through greater flexibility to actively manage our fleet.

Our Fleet and Operations

Fleet

Our initial fleet consisted of three Handymax and two Handysize drybulk vessels, which we acquired in 2004 and the first half of 2005. In December 2005, we took delivery of three tug boats and four barges and in October 2006, an additional barge. In 2007, we acquired and have taken delivery of two additional Panamax bulkers and a tug. In addition, we have contracted for the purchase of a third Panamax bulker and Handysize vessel for $36.7 million and $10.75 million, respectively. We expect to take delivery of the third Panamax and Handymax vessels in May 2007. Substantially all of the acquisition costs associated with the purchase of these vessels have been funded from the net proceeds of the sale and issuance of the Notes. Our existing fleet has a combined capacity of approximately 395,907 dwt.

The following table lists the vessels in our existing fleet.

Vessel Name	Year Built	Date Acquired	Price	DWT
Drybulk Vessels:
Explorer II	1977	November 30, 2004	$2,100,000	39,814
Challenger II	1977	September 30, 2004	2,100,000	39,814
Adventure II	1980	May 27, 2004	7,100,000	38,871
Voyager II	1986	November 26, 2004	13,775,515	33,288
Discovery II	1984	April 18, 2005	11,500,000	32,813
Navigator II	1998	February 28, 2007	28,500,000	69,146
Endeavour II	1994	April 10, 2007	36,735,000	70,000
Endurance II (1)	1994	May, 2007	36,735,000	70,000
Commander II (1)	1983	May, 2007	10,750,000	31,431
Barges:
Drejoe II	1991	December 1, 2005	$2,138,000	15,709
Hjortoe II	1992	December 1, 2005	2,138,000	15,709
Sioe II	1991	December 1, 2005	2,138,000	15,709
Skaroe II	1992	December 1, 2005	2,138,000	15,709
Iholm II	1979	October 2, 2006	1,400,000	9,330
Tugs:
Bregninge II	1984	December 1, 2005	$1,584,000	—
Troense II	1983	December 1, 2005	1,584,000	—
Vindeby II	1981	December 1, 2005	1,584,000	—
Vornaes II	1970	February 9, 2007	1,000,000	—

(1)          We have entered into an agreement for the purchase of this vessel and expect to take delivery of such vessel on or about May 1, 2007.

Drybulk Vessels

Our drybulk vessels principally focus on the transportation of coal from exporters in Russia to end-users in northern and western Europe. Coal shipments accounted for approximately 80% of our total tons shipped for the fiscal year ended December 31, 2006. In addition to shipping coal, our vessels also transport grains and minor bulks, including steel products, iron ore, forest products and fertilizers. Two of our drybulk vessels are Ice Classed, which permits them to operate in shipping lanes with icy conditions. Certain of our vessels are geared, which means they are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure.

Tugs and Barges

Our tugs and barges are principally used to serve ports that are too small to accept traditional drybulk vessels. Our tugs are used to push the barges, with the typical route being the intra-Baltic. Customers for these vessels include Danish and German power companies that often utilize special ports and discharging facilities. In addition, these vessels are less expensive to operate than traditional drybulk vessels. This additional capacity has permitted us to expand our areas of operation and increase our market share in the Baltic region.

Operations

A significant portion of our revenue is generated through COAs. We also employ substantially all of our owned fleet service capacity through COAs. In addition, a significant amount of additional single voyage business is obtained through relationships with our COA customers. These COA customers, through COAs and single voyage charters, accounted for approximately 75% of our total tons shipped for the year ended December 31, 2006.

COAs are contracts between a carrier of cargo and a customer pursuant to which the carrier agrees to ship up to a certain amount of cargo for the customer between certain designated ports. COAs provide us with minimum and maximum tonnage demand at a fixed price for the term of the contract, while our customers receive guaranteed transportation capacity at a fixed price. We believe the coal trade in the Baltic region often relies on COAs rather than voyage or time charters because of the predominance of short-haul trades and the fixed contractual relationships between producers and end-users of coal. The terms of our COAs typically range from four weeks to two years. Because COAs do not specify the vessel required to transport the drybulk commodities, we maintain the flexibility to deploy our fleet in the most advantageous and economical manner. As of December 31, 2006, we have secured COAs for the shipment of over 6.5 million tons of cargo, of which 5.9 million tons are scheduled to be shipped in 2007 and 0.6 million tons are scheduled to be shipped in 2008.

COAs in the Baltic region are negotiated year round, but the majority of the contracts are bid for during the months of October through December. Warm weather during 2006 these contracts have been delayed due to the special nature of the Baltic drybulk trade, companies often generate repeat business based on the quality of the service provided. We have achieved high levels of repeat business, which we believe is due to the quality of our vessels and the services we provide. When our vessels are serving COAs, we are responsible for paying all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.

Our business and operational strategies include both owning and chartering-in vessels. Our owned vessels provide us with base capacity from which we can meet our long-term COA obligations, gain exposure to charterers in the market and make credible bids for COAs. Our vessel ownership also reduces our tax liability in the U.K.’s tonnage tax system. We believe that employment for our fleet under COAs provides a unique opportunity to generate stable and visible cash flows while providing us with the flexibility to actively manage our fleet.

We routinely charter our drybulk carriers to customers for time charters and charter-in vessels under time charters to increase our service capacity. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel remains the responsibility of the vessel owner, which is generally responsible for the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay commissions ranging from 1.25% to 8.0% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter.

Technical Management

In 2005, we acquired 68% of Svendborg, with its employees owning the remainder of its outstanding share capital. Svendborg and its Danish affiliate are based in Svendborg, Denmark, with 18 employees averaging over 20 years of experience and an additional five consultants. It has experience managing several types of drybulk vessels, including tweendeckers, tugs and barges and bulk carriers and manages no vessels except those owned by our subsidiaries.

Svendborg carries out the critical ship management functions of vessel maintenance, crewing, shipyard supervision and financial management services for our fleet. Svendborg establishes key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. We believe that the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare part ordering.

Svendborg’s particular expertise is operating vessels in icy and ice-covered conditions. This allows us to compete effectively for charter or contract opportunities requiring capabilities that many of our peers in the drybulk industry do not presently possess or are unable to provide. In addition, Svendborg’s office is located in an area known as the Great Belt, where many of our vessels routinely operate. This proximity to our vessels allows Svendborg to quickly respond to issues arising on our vessels.

Currently, Svendborg exclusively manages our vessels but may in the future manage vessels for other parties. From time to time, Svendborg is engaged by parties such as the World Food Program, United Nations and the U.S. Armed Forces governments and supranational organizations to aid in the development of logistics.

Safety and environmental compliance are among our top operational priorities. Svendborg has achieved certification under the standards of the International Standards Organization (or ISO). Svendborg Marine Surveyors A/S has achieved ISO 9001 certification under Lloyds Register Copenhagen. Svendborg and Britannia Bulk DK A/S have achieved International Standards Management (or ISM) certification under Isthmus Business Shipping (IBS) and Lloyds Register Copenhagen, respectively. As part of our ISM Code compliance, all of our vessels’ safety management certificates are maintained through ongoing internal audits by Svendborg Marine Surveyors A/S.

Employees

We have a team of 43 shore-based employees, including 18 at Svendborg and its Danish affiliate, and five consultants. Our personnel have substantial shipping experience and together speak over 10 languages. In addition, we currently have approximately 200 seafaring employees.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and significantly affected by supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk carriers in the Panamax and smaller class sectors dry bulk carriers. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,500 independent bulk carrier owners. Our principal competitors are Polish Steamship Company, Murmansk Shipping, ESL Shipping and a number of other operators.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We believe that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, additional or amended laws and regulations and related guidance, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or appropriate approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Environmental and Other Regulations

Governmental and other regulation significantly affects the ownership and operation of drybulk carriers. A variety of government and private entities subject drybulk vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers or COA counterparties, and terminal operators. Certain of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

The heightened level of environmental and quality concerns among funders, insurance underwriters, regulators and charterers may lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry as well as increasing the costs of dismantling vessels. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local and international regulations.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. This includes the 1973/78 International Convention for the Prevention of Pollution from Ships (the “1973/78 MARPOL Convention”). Several Annexes have been agreed upon under MARPOL covering the prevention of pollution by oil, noxious liquids, garbage, etc. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI, set limits on emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. These requirements have been adopted by the European Union in Directive 2005/33/EC (amending Directive 1999/32/EC), which requires, among other things, a 0.1% sulfur limit for fuels used by seagoing ships while at berth in EU ports as of 2010. The vessels that we currently own and that we will acquire will be in compliance with Annex VI regulations.

The operation of drybulk carriers is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•       natural resources damage and the costs of assessment thereof;

•       real and personal property damage;

•       net loss of taxes, royalties, rents, fees and other lost revenues;

•       lost profits or impairment of earning capacity due to property or natural resources damage; and

•       net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Legislation is currently pending in the United States Congress that would increase these limits of liability to $950 per gross ton or $800,000.

We intend to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed this insurance coverage, that could have an adverse effect on our business.

OPA requires owners and operators of vessels entering and operating in U.S. territorial waters to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Current U.S. Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. However, certificates of financial responsibility are currently readily available on commercial terms from other providers.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. The Company will comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states of the United States to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

In September 2005, the European Union promulgated Directive 2005/35, which provided for civil and criminal liability for oil spills. That directive is subject to a legal challenge that has been referred to a tribunal at the European Court of Justice. A decision is not expected in that appeal until January 2007.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil (subject to certain exceptions). The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

On June 14, 2006, the Protocol on Preparedness, Response and Co-operation to Pollution Incidents by Hazardous and Noxious Substances, 2000 (OPRC-HNS Protocol) was ratified. This Protocol follows the principles of the International Convention on Oil Pollution Preparedness, Response and Co-operation, 1990 and is intended to provide a global framework for international cooperation in combating major incidents or threats of marine pollution from “Hazardous and Noxious” substances. That term generally applies to any substance other than oil that is likely to create hazards to human health, marine life or interfere with legitimate uses of the seas. Vessels will be required to develop a shipboard emergency plan to deal specifically with incidents involving these substances. Parties to the convention will be required to adopt implementing legislation. We cannot assure you that the costs of complying with the requirements of this convention will not be material. Under the terms of the protocol, these requirements will come into force and effect on June 14, 2007.

In 2004, the European Community issued regulation 725/2004 to implement SOLAS X1-2 and the ISPS Code.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•       on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•       on-board installation of ship security alert systems;

•       the development of vessel security plans; and

•       compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement and comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code to the extent they are applicable to us or our vessels.

In EC Regulation 725/2004, the European Community issued regulation 725/2004 to implement SOLA5 X1-2 and the ISPS Code.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and /or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•       Annual Surveys.   For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•       Intermediate Surveys.   “Mini” special surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. At the intermediate survey, subject to the age of the vessel, all of the vessel’s departments are thoroughly examined, and ultrasonic measurements of steel plates are carried out as per classification requirements. Should the thickness be found to be less than class rules, the classification society will recommend steel renewals.

•       Class Renewal Surveys.   Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation”, which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies (IACS). Our tugs and barges, with the exception of the Vornaes, and all of our drybulk vessels are certified as being “in class” by Registro Italiano Navale (RINA) (Italian Classification Society) or any other society member of IACS as applicable, and all secondhand vessels that we purchase must be certified prior to their delivery.

Quality Control and Crewing Requirements

The Paris Memorandum of Understanding on Port State Control enforces IMO and ILO legislation concerning ships operating in the Baltic region. Its requirements mean that ships must be maintained to higher standards than ships operating in other areas of the world. In addition, it is advisable for vessels trading under icy conditions to employ a Master and Chief Engineer who are trained to deal with such conditions.

New Fuel Oil Requirements

European Union regulations currently require a maximum sulfur limit of 1.5% in bunker fuel consumed by vessels operating in the Baltic with new regulations requiring further reduced sulfur limits in 2007. Therefore, drybulk carriers that use standard bunkers are either less likely to operate in the Baltic, or will incur additional costs because they must take on board bunker fuel that complies with the sulfur limit, often in addition to the bunker fuel already on board.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which can impose virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance and War Risk Insurance

We have obtained marine hull and machinery and war risk insurance, which include damage to a vessel’s hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value with a deductible of $125,000 per incident. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value and freight interest coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

Protection and Indemnity Insurance

Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which cover our third party liabilities in connection with our shipping activities. This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Clubs that comprise the International Group of P&I Clubs insure more than 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Club has capped its exposure to this pooling agreement at $1 billion. As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Website

We maintain a website at http://www.britbulk.com. The information contained in or accessible from our corporate website is not part of this annual report.

C.   ORGANISATIONAL STRUCTURE

We maintain offices in London, England and Svendborg, Denmark. Our corporate structure is organized into two principal groups: vessel and technical management, and vessel ownership and operations. All of our subsidiaries are wholly-owned except Svendborg Ship Management A/S, of which we own 68% of its outstanding ordinary shares, and Britannia Bulkers Plc, of which we own 99.99% of its outstanding ordinary shares. The following table sets forth our corporate structure:

Company Name	Percentage Owned	Country of Incorporation	Principal Activity
Britannia Bulkers Plc	99.99%	England and Wales	Ship operator
BBL Denmark Holding A/S	100%	Denmark	Holding company
Britannia Bulk S.A.	100%	Panama	Ship owner and operator
Flagship Maritime S.A.	100%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100%	Panama	Ship owner and operator
Danmar Shipping S.A.	100%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100%	Panama	Ship owner and operator
Great Belt Shipping Company S.A.	100%	Panama	Ship owner and operator
Channel Bulk Services S.A.	100%	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100%	Panama	Ship owner and operator
Atlantic Bulk Services S.A.	100%	Panama	Ship owner and operator
Western Bulk Services S.A.	100%	Panama	Ship owner and operator
International Bulk Services S.A.	100%	Panama	Ship owner and operator
Unity Bulk Services S.A.	100%	Panama	Ship owner and operator
Britannia Bulk DK A/S	100%	Denmark	Tugs and barges owner and operator
Britannia Bulkers A/S	100%	Denmark	Ship operator
Svendborg Ship Management A/S	68%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100%	Denmark	Marine surveyor
Inspecciones Maritimas S.A.	100%	Costa Rica	Marine surveyor

D.   PROPERTY, PLANT AND EQUIPMENT

We lease office space in London, United Kingdom where our principal office is located and we own real estate property in Svendborg, Denmark, where our Danish office building is located. Our interests in the vessels in our fleet are our only other material properties.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Cautionary Note Regarding Forward Looking Statements” and “Item 3D.-Risk Factors” included elsewhere in this annual report

Overview

We are an international provider of drybulk transportation services with a focus on transporting drybulk commodities from the Baltic region. Our fleet consists of seven drybulk, five barges and four tugs. In addition, we have contracted for the purchase of a third Panamax bulker and Handysize vessel and expect to take delivery of each of these vessels on or about May 1, 2007. See “Recent Developments” below. We also routinely charter—in additional vessels to increase vessel capacity and maximize overall profitability. We were formed in 1999 and commenced operations in 2004.

We primarily derive our revenues from the transportation of drybulk cargoes, including coal, from the Baltic region. The region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market and has increased substantially in recent years due to increased exports of Russian coal to Europe. We are also exploring opportunities to provide our services to existing customers and new customers outside of the Baltic region.

We generate revenue by charging customers for the transportation and distribution of their products utilizing our fleet of owned and chartered-in vessels. These services are generally provided under the following three basic types of contractual relationships: (i) time charters, (ii) COAs and (iii) spot charters. A significant portion of our revenue is earned through COAs. COAs are contracts between a shipper of cargo and a customer pursuant to which the shipper agrees with the customer to transport up to a certain amount of cargo between designated ports. COAs generally provide us with a minimum and maximum tonnage demand at a fixed price for the term of the contract, while our customers receive guaranteed transportation capacity at a fixed price. We believe that the coal trade in the Baltic region often relies on COAs rather than voyage or time charters primarily because of the predominance of short haul trades and the fixed contractual relationships between producers and end users of coal. The terms of the COAs typically range from four weeks to two years. Since COAs do not specify the vessel required to transport the drybulk commodities, we maintain the flexibility to deploy our fleet in the most advantageous and economical manner.

Recent Developments

Since December 31, 2006, we have acquired two Panamax vessels and a tug for an aggregate purchase price of approximately $66.2 million. We took delivery of the Panamax vessels on February 27, 2007 and April 10, 2007, respectively, and acquired the tug on February 9, 2007. The purchase price of the two Panamax vessels was $28.5 million and $36.7 million and the tug’s purchase price was $1 million.

We have also contracted for the purchase of a third Panamax bulker and Handysize vessel for $36.7 million and $10.75 million, respectively. We expect to take delivery of the third Panamax and Handymax vessels in May 2007.

On April 12, 2007, Britannia and certain of the major shareholders entered into a share purchase agreement whereby North Western (Neva) Limited agreed to sell all of its outstanding ordinary shares in the Company for approximately $8.25 million. These shares will be purchased by both the Company and each of the other major shareholders a party to such agreement. For more information on this share purchase transaction, please see “Item 7.—Major Shareholders and Related Party Transactions”.

Factors Affecting our Results of Operations

Our operating results depend upon a number of factors, including among other things demand for our services, operational data, voyage revenues and expenses, and vessel operating expenses. In addition, our results of operations are impacted by certain factors as described under “Cautionary Note Regarding Forward Looking Statements” and “Item 3D.—Risk Factors” included elsewhere in this annual report.

Demand for Our Services

Our revenues are primarily dependent upon the demand for drybulk shipping services, principally throughout the Baltic region. The demand for our services is significantly impacted by the demand for movement of our most important cargoes, including coal, fertilizers, steel products, grains and scrap. A material change in the demand for these products can significantly affect our overall fleet utilization and our overall results of operations. For example, demand for coal in the United Kingdom was significantly lower during the fourth quarter of 2006 as compared with the same period in 2005 due to warmer temperatures throughout Europe. As a result, the reduction in overall demand for coal adversely impacted the number of shipments and volume of coal that we transported during this period as well as the number of COAs that we entered into for the following year.

Operational Data

We believe the following data are important measures affecting our results of operations:

Ownership days.   We define ownership days as the total number of days in a period during which each vessel in our fleet was in our possession, including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the overall size of our fleet during a period and affect both the amount of revenues and the amount of expenses that we record during that period.

Available days.   We define available days as the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses “available days” to measure the number of days in a period during which vessels actually generate revenues.

Fleet utilization.   We calculate fleet utilization by dividing the number of our voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

Spot Charter Rates.   Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

TCE Rates.   We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters and COAs, because charterhire rates for vessels on voyage charters and COAs are generally not expressed in per-day amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter depends upon the form of the charter, we use TCE rates to improve the comparability between period of reported revenues that are generated by the different forms of charter.

Daily vessel operating expenses.   We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by the ownership days for the relevant period.

The following table reflects our ownership days, off hire days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the period indicated.

Vessel Name	Ownership Days	Available Days	Operating Days	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses
Year ended December 31, 2004
Explorer II (1)	32	24	24	100%	$21,867		$4,739
Challenger II (1)	93	92	92	100%	$24,178		$5,839
Adventure II	219	219	219	100%	$16,974		$4,870
Voyager II	36	36	36	100%	$21,845		$9,986
Year ended December 31, 2005
Explorer II	365	365	365	100%	$21,581		$4,381
Challenger II	365	365	365	100%	$19,850		$4,246
Adventure II	365	264	264	100%	$17,952		$4,888
Voyager II	365	365	365	100%	$16,885		$6,372
Discovery II	250	250	250	100%	$12,722		$8,211
Year ended December 31, 2006
Explorer II	365	304	304	100%	$13,748		$5,759
Challenger II	365	318	318	100%	$12,074		$5,102
Adventure II	365	365	365	100%	$12,263		$4,450
Voyager II	365	304	304	100%	$15,484		$6,449
Discovery II	365	365	365	100%	$13,724		$4,924
Tugs & Barges (in aggregate)	365	365	365	100%	$30,345	(2)	$10,317	(2)

(1)          In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.

(2)          Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses but are presenting aggregate values instead.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days  during which our vessels generate revenues and the dayrates under our charters. These voyage revenues and dayrates may be significantly affected by a number of factors, including the overall size and number of vessels in our fleet; supply and demand in the drybulk transportation market; strategic and successful positioning of vessels to maximize voyage revenues; amount of off-hire time that our vessels experience undergoing drydocking, repairs, maintenance and upgrade work; and the age, condition and specifications of the vessels in our fleet.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable and more volatile but may enable us to capture increased profit margins during periods of improvements in charter rates. Involvement in this spot charter market increases the relative volatility in our cash flows from operations and exposes us to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters. The drybulk vessels acquired and those to be acquired will each operate under charters extending for a minimum two-year period commencing on the date we took delivery of such vessel at charter rates described above or elsewhere in this annual report.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on COAs and voyage charters because these expenses are for the account of the vessel owner.

As is common in the shipping industry, we also pay brokerage commissions ranging from 1.25% to 8% of the total daily charterhire or per ton rate of each charter or contract to unaffiliated ship brokers and in-house brokers associated with the customers, depending on the number of brokers involved with arranging the charter or contract. We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the overall amount of our voyage expenses will increase in the future due to the increase in the number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, insurance, expenses relating to repairs and maintenance, spare and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We expect that the amount of our total voyage operating expenses will increase due to the increase in the number of vessels in our fleet.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard for the vessels and barges, and 30 years for the tugs. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings. Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension). We expect depreciation charges to increase due to the planned expansion of our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel—related expenses, payroll, office leases, legal and accounting fees, and other general expenses. We expect general and administrative expenses to increase as a result of the expansion of our fleet, growing business, and costs associated with running a public reporting company, including the preparation of disclosure documents, director and employee compensation, incremental director and officer liablilty insurance costs, legal and accounting costs, and costs related to compliance with applicable United States securities laws and accounting principles.

Trend Information

In the first quarter of 2006, our industry experienced a weaker dayrate environment as compared to 2005 resulting in a decrease in voyage revenues per vessel in our fleet. Tonnage transported by us, however, increased in 2006 as result of our increased fleet size, coupled with a rise in demand for our services. Our total expenses also increased due to an increase in the number of  vessels we own and charter-in, higher bunker costs, and substantially increased port costs. We believe that this rise in total revenues, tonnage transported and total expenses are likely to increase in the future as a result of our expanding fleet size and the overall increase in demand for our services.

Lack of Historical Operating Data for Vessels before their acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process performed when we acquire vessels. We do not obtain the historical operating data for the vessels from the sellers as that information is rarely material to our decision to acquire the vessel, nor do we believe it would be helpful to our securityholders in assessing our business or prospects. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, any technical management agreement between the seller’s technical manager and the seller is or will be automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

We typically acquire our vessels free of charter. However, pursuant to the terms of the indenture governing our Notes, we have found it advantageous in certain circumstances to assume a time charter or extend an existing charter on the vessel that we acquire. This determination of whether to assume or novate an existing charter will be made on a case-by-case basis and will depend on the specifics of the charter under consideration as well as the prevailing market at the time of the acquisition.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or free of charter) as the acquisition of an asset rather than a business. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

We have entered into new charter contracts with our customers that commenced upon delivery of the vessels to us. In purchasing each vessel, we were required to take the following steps before the vessel could commence operations:

•       replace all hired equipment on board, such as gas cylinders and communications equipment;

•       negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

•       register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag;

•       implement a new planned maintenance program for the vessel.

•       change classifications; and

•       assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Results of Operations

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005.

Voyage Revenues.   Total voyage revenues for the year ended December 31, 2006 were $191.5 million compared with $184.6 million for the year ended December 31, 2005, an increase of $6.9 million or 3.7%. The increase in revenues was largely due to an increase in our total chartered-in tonnage transported offset by a weakening dayrate market from 2005 to 2006 and a decrease in total voyage days.

Our chartered-in tonnage increased from 5,630 days for the year ended December 31, 2005 to 5,824 days for the year ended December 31, 2006 resulting from an increase in overall demand in the drybulk shipping market. Offsetting this increase, the total voyage days for our owned fleet decreased to 7,228 days for the year ended December 31, 2006 compared with 7,341 days for the year ended December 31, 2005. The decrease in voyage days was primarily a result of three of our vessels incurring 169 days of drydocking time during the year ended December 31, 2006.

Voyage Expenses.   Total voyage expenses for the year ended December 31, 2006 were $71.8 million compared with $49.3 million for the year ended December 31, 2005, an increase of $22.5 million or 45.6%. This increase is primarily a result of an increase in bunker and port costs, and the total number of voyages performed. Specifically, bunker costs increased by $11.5 million for 2006 as compared to 2005 due to rising oil prices and port costs rose by $7.6 million in 2006 as a result of a substantial rise in port charges.

Vessel Operating Expenses.   Total vessel operating expenses for the year ended December 31, 2006 were $12.9 million compared with $12.1 million for the year ended December 31, 2005, an increase of $0.8 million or 6.6%. This overall increase was primarily attributable to the expansion in fleet size. Daily vessel operating expenses per vessel (excluding tugs and barges) for the year ended December 31, 2006 were $5,337 compared with $5,620 for the year ended December 31, 2005, a decrease of $283 or 5.0%. This decrease is largely a result of the implementation of stronger cost control measures. Total daily operating expenses for the tugs and barges for 2006, in the aggregate, were $10,317 and no comparable information for 2005 is available as the tugs and barges were acquired in December 2005.

Depreciation and Amortization.   Depreciation and amortization for the year ended December 31, 2006 was $10.9 million compared with $9.3 million for the year ended December 31, 2005, an increase of $1.6 million or 17.2%. This increase in depreciation and amortization is a result of the impact of the acquisition of tugs and barges in December 2005, as well as the sale and issuance of the Notes and the capitalization of the associated fees and expenses.

General and Administrative Expenses.   General and administrative expenses for the year ended December 31, 2006 were $9.4 million compared to $3.7 million for the year ended December 31, 2005, an increase of $5.7 million or 154%. This increase is largely a result of a substantial increase in payroll and office costs, including the expansion or our technical management team and the addition of 11 employee in connection with the acquisition of equity in Svendborg Ship Management A/S. Salary costs increased during 2006 by approximately $2.9 million due to our increasing number of employees and office costs rose by approximately $1.0 million for the same period as a result of a higher employee headcount and operating an additional office in Svendborg, Denmark. In addition, we also experienced increased costs associated with travel, and legal and accounting fees and expenses.

Interest and Finance Costs.   Interest and finance costs were $5.1 million for the year ended December 31, 2006 compared to $1.4 million for the year ended December 31, 2005, an increase of $3.7 million or 264%. The increase in these costs were a result of costs associated with financing the acquisition of tugs and barges in December 2005 and the issuance of the Notes in November 2006.

Interest Income.   Interest income for the year ended December 31, 2006 was $1.1 million compared to $0.3 million during the year ended December 31, 2005, an increase of $0.8 million or 267%. This increase was due to higher levels of liquidity and cash available resulting in interest earned from our deposits.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Voyage Revenues.   Voyage revenues for the year ended December 31, 2005 were $184.6 million compared to $42.1 million for 2004, an increase by $142.5 million or 338%. This increase was a result of an increase in our fleet size as well as an increased level in chartering-in activities. A portion of our COAs performed during 2005 were contracted during 2004 and reflected the strong dayrate environment in 2004, which reduced the Company’s exposure to the general decline of the dayrate market during 2005.

Voyage Expenses.   Voyage expenses for the year ended December 31, 2005 were $49.3 compared to $11.9, an increase of $37.4 million or 314%. This increase was largely attributable to the higher charter hire expenses resulting from the increased number of chartered-in days. During 2004, at the request of some of our customers, we chartered-in a number of Panamax vessels on period time charters, some of which subsequently became unprofitable.

Vessel Operating Expenses.   Vessel operating expenses for the year ended December 31, 2005 were $12.1 million compared to $2.8 million for the year ended December 31, 2004, an increase of $9.3 million or 332%. Daily vessel operating expenses per vessel decreased by $739, or 11.6%, to $5,620 for 2005 compared to $6,359 for 2004. This decrease is primarily due to implementing certain cost control measures.

Depreciation and Amortization.   Depreciation and amortization for the year ended December 31, 2005 was $9.3 million compared to $1.1 million, an increase of $8.2 million or 745%. This increase was principally a result of the increase in our owned fleet and the resulting depreciation and amortization associated with owning vessels.

General and Administrative Expenses.   General and administrative expenses for the year ended December 31, 2005 were $3.7 million compared to $0.1 million for the year ended December 31, 2004, an increase of $3.6 million. This increase is primarily due to an increase in our employees and associated costs therewith.

Interest Cost.   Interest cost for the year ended December 31, 2005 was $1.4 million compared with $0.3 million for the year ended December 31, 2004, an increase of $1.1 million or 367%. This increase reflects the additional costs associated with the financing of the Discovery II vessel. In addition, we incurred costs associated with a working capital facility that was repaid with proceeds from the issuance of our senior secured notes.

Liquidity and Capital Resources

Our sources of liquidity include cash balances, cash flow from operations and other debt and equity issuances. Our primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances. Our long-term sources of funds will also be cash from operations, and other debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including costs associated with fuel and port fees; demand for our services and the volume of chartering-in voyages that we may undertake. To date, our principal use of funds has been expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. Our management believes that its current cash balance and anticipated cash flow from operations will be adequate to meet our liquidity requirements for the next year. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control. See “Risk Factors-Risks Related to Our Business.”

We have also considered entering into a working capital credit facility and may execute such an agreement should such additional liquidity be advantageous or a preferable form of liquidity. At present, our liquidity requirements have not necessitated an additional source of funding and, as such, we have not entered into any such arrangement with a commercial bank. We will continue to monitor not only our performance and liquidity needs, but also the commercial market, to determine whether a working capital facility would be advantageous or helpful as we seek to execute our business strategy and growth plans.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

On November 16, 2006, we completed a private placement of $185 million in aggregate principal amount of our 11% senior secured notes due 2011. The Notes were issued pursuant to an Indenture in a transaction exempt from the registration requirements under the Securities Act. The Notes were sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act. The Notes will mature on December 1, 2011 and interest is payable on the Notes on each June 1 and December 1, beginning June 1, 2007. The Notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of our future subsidiaries.

Cash Flows from Operating, Investing and Financing Activities

Sources and Uses of Cash for the Twelve-Month Period Ended December 31, 2006

Our cash and cash equivalents increased to $17.2 million as of December 31, 2006, compared to $6.4 million as of December 31, 2005 and to $9.3 million as of December 31, 2004. Working capital equals current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $151.6 million as of December 31, 2006 as a result of the sale and issuance of the Notes. As of December 31, 2006, $138.1 million remained in the vessel acquisition account for the purchase of additional vessels.

Our net cash from operating activities during 2006 was $13.0 million compared to $14.4 million during 2005. This decrease was primarily due to a weakened drybulk dayrate environment during 2006. In addition, we incurred $5.2 million in drydocking costs related to Explorer II, Challenger II and Voyager II which adversely affected our overall net cash from operating activities for the year ended December 31, 2006.

Our net cash used in investing activities substantially increased in 2006 to $142.3 million which reflects the funding of the vessel acquisition account of $140.0 million from the proceeds of the sale and issuance of the Notes and a prepayment in connection with the acquisition of one of our vessels. In comparison and for the year ended December 31, 2005, our net cash used in investing activities was $27.9 million, which amounts are associated with the acquisition of certain vessels and our tugs and barges.

Our net cash from financing activities was $140.1 million for the year ended December 31, 2006 compared to $10.5 million during the year ended December 31, 2005. The change in cash provided by financing activities relates to (i) net proceeds of $173.2 million from the sale and issuance of the Notes, (ii) capitalizing $6.8 million in fees and expenses associates with the sale and issuance of the Notes; and (iii) repayment of long-term indebtedness totaling $26.2 million.

Sources and Uses of Cash for the Twelve-Month Period Ended December 31, 2005

As of December 31, 2005, we had a cash balance of $6.4 million. Working capital is current assets minus current liabilities, including the current portion of long-term debt. The working capital deficit was $4.6 million as of December 31, 2005 due to the current portion of long-term debt from indebtedness incurred to finance the acquisition of certain vessels in our fleet.

Our net cash from operating activities during 2005 was $14.4 million compared to $2.9 million during 2004. This increase was primarily due to the increase in the number of operating days and chartered-in activities during the period, which more than offset the effects of an overall weakening in the spot market and resulted in increased revenues. We incurred $2.1 million in drydocking costs related to Adventure II in 2005.

Our net cash used in investing activities was $27.9 million for the year ended December 31, 2005 compared with $24.9 million for the year ended December 31, 2004. This increase reflects the rise in costs associated with the purchase price of Discovery II, certain of our tug and barge vessels and a majority equity interest in Svendborg Ship Management A/S as compared with the acquisition of the vessels Explorer II, Challenger II, Adventure II, and Voyager II in 2004.

Our net cash used in financing activities was $10.5 million for the year ended December 31, 2005 compared with $31.3 million during the year ended December 31, 2004. This decrease is largely due to fewer borrowings to finance acquisition in 2005 as compared with 2004. In 2005, we borrowed $19.5 million to partially finance the acquisition of the tug and barge vessels and the purchase of Discovery II, whereas we borrowed $31.3 million in 2004 to partially finance the acquisition of the vessels Explorer II, Challenger II, Adventure II and Voyager II. Our net cash used in financing activities in 2005 was partially offset by loan repayments of $9.3 million.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2006:

	Less then One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands)
Long-term debt obligations	$—	—	$185,000	—	$185,000

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our current commitment for capital expenditures relates to vessels for which we have entered into a Memorandum of Agreement for a purchase price of approximately $47.4 million, of which we have paid $4.74 million in deposits. These deposits were financed with a portion of the net proceeds from the offering of the Notes. In addition, we intend to pay the final purchase price on these vessels, as well as acquire additional drybulk carriers, with a portion of the remaining net proceeds from the offering of the Notes.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2011 for the seven vessels, four tugs and five barges currently in our fleet to be:

Year	Estimated Drydocking Costs
($ in millions)
2007	7.0
2008	6.5
2009	7.5
2010	8.0
2011	12.0

The estimated capital expenditures set forth above include approximate costs for 2007, 2008 and subsequent years due to delivery of new vessel acquisitions. We believe that the funding of these costs will be met with cash we generate from operations.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Qualitative and Quantitative Market Risk

Interest Rates.   Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. During 2006, we paid interest on this debt based on LIBOR plus margins ranging from 0.95% to 2% on our bank loans. Following the completion of the offering of Notes and subsequent repayment of all our outstanding debt, we do not have any material exposure to interest rate changes because we do not expect to have any significant floating rate debt outstanding.

Foreign Exchange Rate Risk.   For the year ended December 31, 2006, we generated 99% of our revenues in U.S. dollars, and incurred 19% of our operating expenses in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. For accounting purposes, expenses incurred in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the British Pound, Euro and Danish Kroners, which could affect the amount of cash flow we generate in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to the Company’s consolidated financial statements.

Impairment of long-lived assets.   We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation.   We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred drydocking costs.   Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts.   Revenue is based on contracted charter parties and Contracts of Affreightment, and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Dividend Payments

For the year ended December 31, 2006, the Company did not make any dividend payments to its shareholders. Pursuant to the terms of the indenture governing our Notes, we do not intend to declare or pay dividends on our ordinary shares in the foreseeable future. Instead, we intend to invest any future earnings in our operations and servicing our outstanding indebtedness.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet arrangements, and we currently do not have any off-balance sheet arrangements.

Change in Accounting Principles

For the year ended December 31, 2006, we did not have any change in our accounting principles.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 (“SFAS 157”) on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-bested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on the financial statements of the Company.

In July 2006, the FSAB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company has performed an assessment and determined that the adoption of FIN 48 will have no material impact on the Company’s consolidated financial statements.

In September 2006, the SEC (“SEC”) issued SAB No. 108 “Considering the Effects of Prior Year Misstatement When Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method, which focuses primarily on the income statement impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on the Company’s results of financial operations or financial position.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors and senior management. Our board of directors is elected annually, and each director holds office for a one year term. Our senior management serve at the will of our board of directors. Our directors and members of senior management are as follows:

Name	Age	Position
Arvid Tage	40	Chairman of the Board, Chief Executive Officer and Director
Fariyal Khanbabi	39	Chief Financial Officer and Director
Cliff Hanson	55	Chief Operating Officer, Managing Director and Director
Serguei Zoudov	39	Co-President—Chartering and Director
David Znak	40	Co-President—Chartering and Director
Rex Harrington	73	Non-Executive Director

The business address of each of our officers and directors is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

Biographical information with respect to each of our directors and executive officers is set forth below.

Arvid Tage has served as our Chief Executive Officer and Chairman since 2003. Mr. Tage is part of our management team that is responsible for our day-to-day management. From 1996 to 2003, Mr. Tage was a founder and served as a director at Rainbow Shipping and Trading (London) Limited. Cumulatively, he has 15 years of experience in the drybulk shipping industry. Mr. Tage is the founding shareholder of Britannia Bulk, and is also a Principal Member of the Baltic Exchange.

Fariyal Khanbabi has served as a Director and our Chief Financial Officer since August 2006. Ms. Khanbabi has 17 years of experience in finance and accounting. Prior to joining us, Ms. Khanbabi served as the European Operations Director and Vice President of International Finance for the marketing agency MIVA.COM since August 2003; prior thereto, she was Finance Director for East Ltd., a retail chain from April 2001 to July 2003; and Group Finance Director for KB Maritime Services Ltd., an international shipping group from 1996 to March 2001. From her prior experience, Ms. Khanbabi is a member of the Institute of Chartered Accountants of England and Wales.

Cliff Hanson has served as a Director since July 2006, our Chief Operating Officer and Managing Director since September 2006. Prior to that time, he was Chartering Manager for Narvic London Ltd., a branch agency office for Narvic Maritime S.A. since September 2005; Operator and Freight Trader for Belmont Shipping Ltd., a company specializing in sea transportation of steel and bulk cargoes from October 2002 to September 2005; and Broker, Operator, Freight Trader for Curzon Maritime Ltd., a representative office for a Ship Owning and Operating Company from January 2001 to July 2002 and previously with ED & F Man Shipping Ltd for 11 years, of which eight years serving as Director/Managing Director. Mr. Hanson has approximately 30 years of experience in the shipping industry as well as vast industry contacts. He is a lead and Principal Member of the Baltic Exchange.

Serguei Zoudov has served as a Director since 2004. Mr. Zoudov currently serves as a Co-President—Chartering and a Director. Mr. Zoudov is part of our management team that is responsible for our day-to-day operations. Prior to joining us, he served as co-director at Rainbow Shipping and Trading (London) Limited from 1996 to 2004. Mr. Zoudov has 15 years of experience in the shipping industry. Mr. Zoudov graduated from Admiral Makarov Nautical Academy, the leading Russian maritime academy.

David Znak has served as a Director since 2005. Mr. Znak is part of our management team that is responsible for our day-to-day operations. Mr. Znak currently serves as a Co-President—Chartering and a Director. Prior to joining us, he was Chartering Manager at Rainbow Shipping and Trading (London) Limited from 1998 to 2004. Mr. Znak has 20 years of experience in the shipping industry. He is a member of the Institute of Chartered Shipbrokers.

Rex Harrington has served as a director of the Company since October 2006. Mr. Harrington served as Shipping Adviser to The Royal Bank of Scotland plc (RBS) from his retirement in 1998 until 2001. Mr. Harrington served as the Director of Shipping of RBS from 1990 to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping from 1973 to 1980. From 1969 to 1973, Mr. Harrington served as an executive of Baring Brothers & Co., Ltd., an international merchant banking firm, and from 1957 to 1969 served in various capacities in the Bank of England. Mr. Harrington currently serves as a director of General Maritime Corporation, a company listed in the NYSE and Navios Maritime Holdings Inc., a company listed on the NYSE. He is a deputy chairman of the International Maritime Industries Forum., a member of the General Committee of Lloyd’s Register of Shipping, the London Advisory Panel of InterCargo, the Baltic Exchange and the Steering Committee of the London Shipping Law Centre. Mr. Harrington was a director of A/S Dampskibsselskabet TORM (quoted on the Copenhagen Stock Exchange and the NASDAQ National Market) from 2003 to 2006; a director of Royal Olympia Cruise Lines, quoted on the NASDAQ, from 2000 to 2003; H. Clarkson Limited (International Shipbrokers) from 1995 to 1998 and a director of Lloyd’s Register of Shipping from 1994 to 1999. Mr. Harrington has a Masters degree from the University of Oxford.

B.   COMPENSATION

Senior Management

Members of our senior management receive compensation for the services they provide to us. The aggregate base salary and bonus compensation paid to all members of senior management as a group was £904,159, for the year ended December 31, 2006.

The compensation for each member of senior management is principally comprised of base salary, bonus and contributions to pensions on their behalf. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Company and its growth. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

We also contribute funds to a pension on behalf of, and for the benefit of, our Chief Executive Officer. Total aggregate contributions to such pension on behalf of, and for the benefit of, our Chief Executive Officer was £8,336, for the year ended December 31, 2006.

Directors

Non-executive directors receive annual fees in the amount of £16,000 plus reimbursement for their out-of-pocket costs. These fees may be increased from time to time at the discretion of the board of directors. In 2006, executive directors received an annual fee in the amount of £25,000 for their services as a member of the Board of Directors. These executive directors fees were terminated effective April 1, 2007.

We have no service contract between us and any of our non-executive directors providing for benefits upon termination of their employment of service.

Incentive Plans

Although we do not have any equity incentive plans or bonus sharing arrangements currently in effect, we intend to evaluate a range of employee incentive plans and may implement certain arrangements if deemed in our best interests by the board of directors.

C.   BOARD PRACTICES

Board of Directors

Our board of directors is currently comprised of five executive directors and one independent non-executive director. Each of our elected directors holds office for a one-year term until a successor is elected or until his earlier death, resignation or removal. Our directors are elected by shareholders at general meeting, subject to certain procedural requirements set out in our Articles of Association. Further, the board of directors may appoint new directors, either to fill a vacancy or to appoint an additional director. Our Articles of Association provide that our board of directors shall consist of  a minimum of two directors and that there shall be no maximum number unless otherwise determined by the shareholders. Shareholders may change the minimum and maximum number of directors that may sit on our board only by passing an ordinary resolution of the Company.

We are currently evaluating the composition of our board of directors and are actively seeking additional directors to further bolster our existing director slate. New director appointments are possible, should qualified and attractive candidates be identified.

Committees

We have established an audit committee which is presently comprised of two directors. The Audit Committee is chaired by Mr. Rex Harrington, with the remaining member being Arvid Tage. We do not presently have an “audit committee financial expert” as such term is defined in Item 16A. of Form 20-F, but are actively seeking qualified candidates to join our board and Audit Committee.

Our board of directors and Audit Committee has adopted a charter which sets forth such committee’s primary roles and responsibilities. These principal responsibilities include, among others: managing the relationship between the Company and its independent auditing firm; monitoring the integrity of our financial statements; reviewing our internal financial controls and risk management systems; monitoring and reviewing our internal audit functions. The Audit Committee will regularly report to the board of directors.

As of the date of this annual report, we have not established a Remuneration Committee responsible for establishing our employees compensation and benefits.

D.   EMPLOYEES

We have a team of 43 shore-based employees, including 18 at Svendborg and its Danish affiliate. Our personnel have substantial shipping experience and together speak over 10 languages. In addition, we currently employ approximately 200 seafaring personnel and utilize five consultants.

E.   SHARE OWNERSHIP

The table below sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2006 by all of our directors and senior management, individually and as a group.

Name	Number of Shares	Percentage of Shares Outstanding
Arvid Tage(1)(2)	5,349,735	61.61%
Serguei Zoudov(2)(3)	2,189,589	25.21%
David Znak(2)(4)	657,492	7.57%
Cliff Hanson	—	—
Fariyal Khanbabi	—	—
Rex Harrington	—	—
All directors and senior management as a group (six persons)	8,196,816	94.39%

(1)          Mr. Tage may be deemed to beneficially own the 5,349,735 ordinary shares owned by Lusca Holdings Ltd. Mr. Tage’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

(2)          On April 12, 2007, we and each of our shareholders entered into a Purchase Agreement pursuant to which, amongst other things, North Western (Neva) Limited, our smallest shareholder agreed to sell all of its shares to us and other shareholders as follows: (i) 434,168 shares to us for total consideration of $7,500,000, (ii) 29,171 shares to Lusca Holdings Ltd. for total consideration of $503,913, (iii) 11,965 shares to Balcare Holdings Limited for total consideration of $206,689 and (iv) 3,585 shares to Cliffgrove Limited for total consideration of $61,929. Pursuant to the terms of the purchase agreement, the shares will be sold in three tranches on April 16, 2007 (159,681 shares purchased by us), April 15, 2008 (159,681 shares purchased by us) and April 15, 2009 (114,806 shares to be purchased by us and 44,721 shares to be purchased by the remaining shareholders described above). The effect of this agreement will be to increase the number of shares in the Company which are beneficially owned by Arvid Tage, Serguei Zoudov and David Znak.

(3)          Mr. Zoudov may be deemed to beneficially own the 2,189,589 ordinary shares owned by Balcare Holdings Limited. Mr. Zoudov’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

(4)          Mr. Znak may be deemed to beneficially own the 657,492 ordinary shares owned by Cliffgrove Limited. Mr. Znak’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2006 by each person known to us to be the beneficial owner of more than 5% of our securities and all of our directors and senior management as a group. All of our shareholders, including the shareholders included in this table, are entitled to one vote for each ordinary share held by such shareholder:

Name	Number of Shares	Percentage of Shares Outstanding
Lusca Holdings Ltd(1)(2)	5,349,735	61.61%
Balcare Holdings Limited(2)(3)	2,189,589	25.21%
Cliffgrove Limited(2)(4)	657,492	7.57%
North Western (Neva) Limited(2)(5)	479,043	5.52%
All directors and senior management as a group (six persons)	8,196,816	94.39%

(1)          Mr. Tage may be deemed to beneficially own the 5,349,735 ordinary shares owned by Lusca Holdings Ltd. Mr. Tage’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

(2)          On April 12, 2007, we and each of our shareholders entered into a Purchase Agreement pursuant to which, amongst other things, North Western (Neva) Limited, our smallest shareholder agreed to sell all of its shares to us and other shareholders as follows: (i) 434,168 shares to us for total consideration of $7,500,000, (ii) 29,171 shares to Lusca Holdings Ltd. for total consideration of $503,913, (iii) 11,965 shares to Balcare Holdings Limited for total consideration of $206,689 and (iv) 3,585 shares to Cliffgrove Limited for total consideration of $61,929. Pursuant to the terms of the purchase agreement, the shares will be sold in three tranches on April 16, 2007 (159,681 shares purchased by us), April 15, 2008 (159,681 shares purchased by us) and April 15, 2009 (114,806 shares to be purchased by us and 44,721 shares to be purchased by the remaining shareholders described above). The effect of this agreement will be to increase the number of shares in the Company which are beneficially owned by Arvid Tage, Serguei Zoudov and David Znak.

(3)          Mr. Zoudov may be deemed to beneficially own the 2,189,589 ordinary shares owned by Balcare Holdings Limited. Mr. Zoudov’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

(4)          Mr. Znak may be deemed to beneficially own the 657,492 ordinary shares owned by Cliffgrove Limited. Mr. Znak’s address is Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

(5)          North Western (Neva) Limited’s address is 14-18 St. George’s Street, Douglas, Isle of Man, IM1 1PL.

B.   RELATED PARTY TRANSACTIONS

Shareholder Loans to Company

During the year ended December 31, 2004, the Company issued a note to shareholders aggregating $15,018,000 in consideration for cash received. The shareholders loans were unsecured, interest free and repayable on demand. On June 16, 2004, the shareholders converted $190,000 of the note into 99,998 ordinary shares with a par value of £1 per share. On December 29, 2004, the shareholders converted $4,775,000 of the note into 2,667,519 ordinary shares with a par value of £1 per share. As of December 31, 2004, there was a balance of $10,053,000 remaining on the original note.

During the year ended December 31, 2005, shareholders of the Company converted the remaining balance on the note of $10,053,000 into our ordinary shares as follows: on April 6, 2005, shareholders converted $5,121,000 of outstanding loans to us into 2,667,119 ordinary shares with a par value of £1 per share, and on September 1, 2005, shareholders converted the remaining outstanding balance of the loan of $4,932,000 to 2,735,523 ordinary shares with a par value of £1 per share.

Acquisition of Subsidiaries

During the year ended December 31, 2004, the Company acquired two subsidiaries, Flagship Maritime S.A. and Danmar Shipping S.A., from shareholders for consideration equivalent to the net asset value of the subsidiaries (which was estimated to be zero on the basis that the assets acquired were equal to the liabilities assumed). These subsidiaries own Challenger II and Explorer II. The following chart sets out the value assigned to the assets acquired and liabilities assumed for the subsidiaries acquired:

	Flagship Maritime S.A.	Danmar Shipping S.A.
	($ in thousands)
Assets acquired:
Vessels	$2,100	$2,100
Total assets acquired	2,100	2,100
Liabilities assumed:
Shareholder’s loans	1,822	1,767
Other creditors	278	333
Total liabilities assumed	$2,100	$2,100

Administrative and Sales Support by Rainbow Shipping Group Limited

The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc), or Rainbow, by common control. As of December 31, 2006, 2005 and 2004, the our directors held a minority interest of Rainbow of 34%, 34% and 28.2%, respectively. During the years ended December 31, 2006, 2005 and 2004 Rainbow provided administrative and sales support to the Company and provided office space for the Company’s administrative staff and incurred costs on behalf of the Company of $0, $131,000 and $790,000, respectively. As of and for periods ended December 31, 2006 and 2005, $0, $131,000 and $790,000, respectively were outstanding to Rainbow for such services. No further costs or expenses will be incurred by Rainbow on behalf of the Company in the future.

Shareholders Agreement

Our shareholders are a party to a shareholders’ agreement under which they have agreed (for the benefit of each other and the Company) to subject themselves to certain restrictive covenants, restrictions on the disposal of shares by them, obligations to promote the interests of the Company and restrictions on entering into arrangements with the Company and its subsidiaries on non-arms’ length terms.

Repurchase of Shares by Company and Other Shareholders

On April 12, 2007, we and each of our shareholders entered into a Purchase Agreement pursuant to which, amongst other things, North Western (Neva) Limited, our smallest shareholder agreed to sell all of its shares to us and other shareholders as follows: (i) 434,168 shares to us for total consideration of $7,500,000, (ii) 29,171 shares to Lusca Holdings Ltd. for total consideration of $503,913, (iii) 11,965 shares to Balcare Holdings Limited for total consideration of $206,689 and (iv) 3,585 shares to Cliffgrove Limited for total consideration of $61,929. Pursuant to the terms of the purchase agreement, the shares will be sold in three tranches on April 16, 2007 (159,681 shares purchased by us), April 15, 2008 (159,681 shares purchased by us) and April 15, 2009 (114,806 shares to be purchased by us and 44,721 shares to be purchased by the remaining shareholders described above). The effect of this agreement will be to increase the number of shares in the Company which are beneficially owned by Arvid Tage, Serguei Zoudov and David Znak.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

See Item 18: Financial Statements.

Legal Proceedings

We have not been involved in any legal proceedings that we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.

Dividend Policy

The Company may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends where they are justified by the distributable profits of the Company. All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, unless the rights attached to the shares provide otherwise. All dividends shall be apportioned according to the length of the period for which the dividend is paid, unless a share is issued on different terms.

The Articles permit satisfaction of a dividend, in whole or in part, by distribution of assets. However, such dividends must be declared by the shareholders at a general meeting upon the recommendation of the directors.

If a dividend remains unclaimed for twelve years from the date when it became due for payment, it will be forfeited and cease to remain owing by the Company, if the directors so resolve.

B.   SIGNIFICANT CHANGES

Not applicable.

ITEM 9.                THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Not applicable.

B.   PLAN OF DISTRIBUTION

Not applicable.

C.   MARKETS

Not applicable.

D.   SELLING SHAREHOLDERS

Not applicable.

E.   DILUTION

Not applicable.

F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration, Objects and Purpose

The Company, is a public limited company and is incorporated and registered in England and Wales, under registered number 03842976. Clause 4 of the Company incorporates a wide-ranging objects clause which entitles us to carry on business as a general commercial company and grants us power to do all such things as are incidental or conducive to the carrying on of any trade or business by us; including, for the avoidance of doubt, the right to borrow and raise money in any manner and the right to sell, deal with and dispose of debentures and debenture stocks.

Directors

Our articles of association, or Articles, provide for a board of directors consisting, (unless otherwise determined from time to time by ordinary resolution of the shareholders) of no fewer than two directors, who shall manage the business of the Company and exercise all of the powers of the Company (subject to the provisions of the Companies Act 1985, the Memorandum and Articles and any special resolution of the shareholders).

Two directors present shall constitute a quorum necessary for the transaction of business by the board of directors. Both the directors, and the shareholders by ordinary resolution, have the authority to appoint a person who is willing to act as a director.

Under the Articles, a director may vote at any meeting of the board of directors or meeting of a committee of the board of directors, notwithstanding that it in any way relates to or concerns a matter in which he has, directly or indirectly, any kind of interest, including a material interest. Such director’s vote on the resolution shall be counted and he shall be counted as part of the quorum present at such meeting. However, a director with an interest, either direct or indirect, in a contract or proposed contract with the Company must declare the nature of his interest in accordance with section 317 of the Companies Act 1985.

Under the Articles, remuneration awarded to directors shall be determined by ordinary resolution of the shareholders. By powers conferred in the Articles, the directors may exercise the powers of the Company in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them by reason of the exercise of any such powers.

The directors are empowered to exercise all powers of the Company to borrow money without limit and upon such terms and in such manner as they think fit. The directors have wide powers to grant security such as mortgages, charges and to issue debentures and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party and subject to section 80 of the Companies Act 1985, the Directors may grant security convertible into shares following an ordinary resolution of the shareholders. The borrowing powers of the directors can be varied provided the shareholders amend the Articles by passing a special resolution with a majority of 75% or more of the shareholders.

The Articles do not require that the directors retire at a specific age or not retire before reaching a specific age. However, under section 293 of the Companies Act 1985, no one may be appointed a director if they have attained the age of seventy and a current director shall retire at the conclusion of the next annual general meeting after he attains the age of seventy. However, a director may be appointed or continue to serve as a director after reaching the age of seventy if the appointment was approved by the shareholders in general meeting. The directors are not required to retire by rotation.

Directors are not required to hold any shares in us as a qualification to act as a director.

Dividend Rights

The Company may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends where they are justified by the distributable profits of the Company. All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, unless the rights attached to the shares provide otherwise. All dividends shall be apportioned according to the length of the period for which the dividend is paid, unless a share is issued on different terms.

The Articles permit satisfaction of a dividend, in whole or in part, by distribution of assets. However, such dividends must be declared by the shareholders at a general meeting upon the recommendation of the directors.

If a dividend remains unclaimed for twelve years from the date when it became due for payment, it will be forfeited and cease to remain owing by the Company, if the directors so resolve.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands, unless a poll is duly demanded. On a show of hands, every shareholder who is present in person, or being a corporation is present by a duly authorised representative, at a general meeting, and every proxy appointed by one or more shareholders and present at a general meeting, has one vote regardless of the number of shares held by the shareholder (or represented by the proxy, although the proxy has as many votes as the number of members for whom he is proxy). On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

•       the chairman; or

•       at least two shareholders having the right to vote at the meeting; or

•       a shareholder or shareholders representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

•       a shareholder or shareholders conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

No shareholder may vote at a general meeting or at a meeting of the holders of a particular class of shares (either in person or by proxy) in respect of any share held by him. unless all moneys presently payable by him have been paid.

Matters are transacted at general meetings of Britannia Bulk Plc by the proposing and passing of three kinds of resolutions:

•       ordinary resolutions, which include resolutions for the appointment of directors, the declaration of final dividends, the appointment and re-appointment of auditors, the increase of authorised share capital and the grant of authority to allot shares;

•       special resolutions, which include resolutions to amend the Company’s Memorandum or Articles; and

•       extraordinary resolutions, which include resolutions to divide the assets among the shareholders on the winding up of the Company.

In order to be passed, an ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a meeting at which there is a quorum and special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the votes cast at a meeting at which there is a quorum. The necessary quorum for a meeting of the Company is a minimum of two persons entitled to vote upon the business to be transacted, each being a shareholder, a proxy or a duly authorised representative of a corporation.

Where there is an equality of votes, either by poll or on a show of hands, the chairman shall be entitled to a casting vote, in addition to any other votes he may have.

Capital Calls

To the extent that the share premium is not paid up on issued shares, pursuant to the Articles the Company has a first and paramount lien on every share not being fully paid up. Subject to the terms of the allotment, directors may call upon the shareholders in respect of the unpaid moneys and each shareholder shall pay to the Company the amount called up.

Liquidation Rights

In the event of the liquidation of Britannia Bulk Plc, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanctions required by English company law, divide among the shareholders the whole or any part of the Company’s assets. Alternatively, upon the adoption of an extraordinary resolution of the shareholders, a liquidator may vest the assets in whole or in part in trustees upon trust for the benefit of the shareholders, although no shareholder shall be compelled to accept any assets upon which there is a liability.

Pre-emptive Rights and New Issues of Shares

While shareholders have no pre-emptive rights under the Articles, the directors’ powers to allot shares, securities convertible into shares and grant rights to subscribe for shares in the Company is restricted. Under section 80 of the Companies Act 1985, directors of a company are generally unable to allot equity securities without express authorisation, such authorisation may be given in the company’s articles or by shareholders in general meeting, but in neither case may the authorisation last longer than five years. The Articles initially provided the directors with a general power to allot authorised but unissued share capital, but those initial five years have now expired. Nevertheless, subsequent resolutions increasing the Company’s authorised share capital have also included resolutions giving the directors the power to allot such share capital for five years. Such power to allot may, however, be revoked or varied by ordinary resolution of the shareholders.

The requirements of section 89 of the Companies Act 1985, that a company may not allot shares other than for cash without first making an offer to existing shareholders to allot the shares to them on the same or more favourable terms in proportion to their respective shareholdings, has been disapplied by special resolution of the shareholders until 29 December 2009.

Disclosure of Interest in Britannia Bulk Plc’s Shares

The Articles do not contain provisions whereby those acquiring or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage. However, sections 198-210 of the Companies Act 1985 do contain such requirements and impose a statutory obligation, on a person interested in the Company’s shares to notify the Company in writing of details set out in the Companies Act 1985 where:

•       a person acquires an interest or ceases to have an interest in a public company’s voting and issued share capital; and

•       either has a “material interest” in 3% or more of the nominal value of the Company’s issued ordinary shares, or the aggregate nominal value in which he has any interest (material or not) is equal to or more than 10% of the nominal value of the Company’s issued ordinary shares

A “material interest” includes any interest of the relevant person’s spouse, civil partner, infant child or step-child, or any interest of a company accustomed to act in accordance with the relevant person’s directions or instruction or in which the relevant person is entitled to exercise or control the exercise of one-third or more of the voting power at general meeting and certain other interests set out in the Companies Act 1985. However, the definition excludes any interest arising where the person is an investment manager, an open-ended investment company or the operator of an authorised unit trust scheme, recognised scheme or collective investment scheme.

The Companies Act 1985, sets out particular disclosure rules for circumstances in which two or more parties enter into an agreement to acquire an interest in a public company’s issued and voting shares. Such rules apply where the agreement imposes obligations or restrictions with respect to a party’s use, retention or disposal of their interests in the company’s shares acquired pursuant to the agreement, and an interest is actually acquired pursuant to the agreement. Under section 212 of the Companies Act 1985, the Company may by notice in writing require a person whom the Company knows or has reasonable cause to believe to be or, who at any time during the three years preceding the issue date of the notice to have been, interested in the Company’s issued and voting shares to confirm or indicate whether or not that is the case and, if that person does or did hold an interest in such shares, to confirm the information as set out in section 212.

The Companies Act 1985 further deals with disclosure by persons of interests in shares or debentures in companies of which they are directors and certain associated companies.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General Meetings

General meetings may be called by directors or on the requisition of members, pursuant to the Companies Act 1985.

For an annual general meeting, at least twenty-one clear days’ written notice is required, although such meeting can be held on short notice if all the shareholders entitled to attend and vote at the meeting agree. For an extraordinary general meeting called for passing a special resolution or a resolution appointing a person as a director, at least twenty-one clear days’ written notice is required. All other extraordinary general meetings shall be called on fourteen-clear days’ written notice. However, extraordinary general meetings can be held on short notice if a majority in number of the shareholders entitled to attend and vote, together holding not less than ninety-five percent of the nominal value of the shares, agree. All notices of general meetings must contain a statement allowing a member to appoint a proxy.

The notice must set out the time and place of the meeting, the business to be transacted and if the meeting is an annual general meeting, this fact must also be specified.

Variation of Class Rights

If, at any time, Britannia Bulk Plc’s share capital is divided into shares of different classes, rights attached to each class may be varied in accordance with the Companies Act 1985. Rights may be varied if the holders of three-quarters of the nominal value of the issued shares of that class consent in writing to the variation or an extraordinary resolution passed at a separate general meeting of the holders of that class sanctions the variation.

At every such separate meeting, the provisions of the Articles in respect of general meetings apply, except that:

•       the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class, and at an adjourned meeting it shall be one person holding shares of the class or his proxy; and

•       any holder of the shares of the class present in person or by proxy may demand a poll.

Any alteration of a provision contained in the Articles for the variation of rights attached to a particular class of shares, or the insertion of such provision into the Articles, shall be treated as a variation of those class rights.

Repurchase of Shares

Subject to authorisation by shareholder resolution, the Company may purchase its own shares in accordance with English company law. Any shares which have been bought back must be cancelled immediately upon completion of the purchase thus reducing the Company’s issued share capital, unless they can be held as treasury shares. Subject to the provisions of the Companies Act 1985, shares may be issued which are to be redeemed or which may be redeemed at the option of the company or the holder. The Company has no redeemable shares in issue.

C.   MATERIAL CONTRACTS

Acquisition Agreements

Discovery II

On April 18, 2005, the Company took delivery of the Discovery II pursuant to a Memorandum of Agreement entered into on March 30, 2005. The Discovery II is a 1984 built 32,813 DWT vessel and was purchased for $11.5 million.

Navigator II

On February 27, 2007, the Company took delivery of the Navigator II pursuant to a Memorandum of Agreement entered into on August 30, 2006. The Navigator II is a 1998 built 69,146 DWT Panamax type vessel and was purchased for $28.5 million. The Company has entered into a charter for the Navigator II at a rate of $25,000 per day. This time charter commenced on or about January 2007 and will expire on or about January 2009.

Endurance II

On April 10, 2007, the Company took delivery of the Endurance II pursuant to a Memorandum of Agreement entered into on February 9, 2007. The Endurance II is a 1994 built 70,000 DWT Panamax type vessel and was purchased for $36.7 million. Pursuant to a novation agreement, the Endurance II will continue to operate under its existing time charter at a rate of $18,500 per day, expiring in September 2007. The Company has also entered into a charter for the Endurance II that will commence immediately following the termination of its existing charter at a rate of $25,000 per day. This time charter will commence on or about September 2007 and expire in September 2009.

Endeavour II

The Company is party to a Memorandum of Agreement dated January 16, 2007 pursuant to which the Company is to acquire the Delray (to be renamed the Endeavour II), a 1994 built 70,000 DWT Panamax type vessel, for a purchase price of $36.7 million. The expected date of delivery of the Endeavour II is on or about May 1, 2007. The Company has entered into a charter for the Endeavour II at a rate of $25,000 per day. This time charter will commence on or about May 2007 and expire on or about May 2009.

Commander II

The Company is party to a Memorandum of Agreement dated March 12, 2007 pursuant to which the Company is to acquire the Nikopios (to be renamed the Commander II), a 1983 built 31,431 DWT Panamax type vessel, for a purchase price of $10.75 million. The expected date of delivery of the Commander II is on or about May 1, 2007. Pursuant to a novation agreement, the Commander II will continue to operate under its existing time charter at a rate of $18,250 per day, expiring in June 2007. The Company has also entered into a charter for the Commander II that will commence immediately following the termination of its existing charter at a rate of $15,000 per day. This time charter will commence on or about June 2007 and expire in June 2009.

Tugs and Barges

During 2005 and 2006, the Company acquired five barges and three tugs (acquiring a fourth tug in February 2007) pursuant to separate purchase agreements. The aggregate purchase price paid for the tugs and barges acquired during 2005 and 2006 totalled $14.7 million.

Indenture

We are party to an Indenture dated November 16, 2006, as supplemented by the First Supplemental Indenture dated February 6, 2007 and the Second Supplemental Indenture dated February 9, 2007, by and among the Company, the guarantor parties thereto and Wilmington Trust Company, as trustee, pursuant to which the Company issued $185 million aggregate principal amount of 11% Senior Secured Notes with a maturity date of December 1, 2011. The Indenture sets forth the terms, rights and obligations of the Notes, the Company and the Noteholders.

Registration Rights Agreement

The Company is party to a Registration Rights Agreement dated as of November 16, 2006, pursuant to which the Company and its subsidiaries filed an exchange offer registration statement on Form F-4 with the SEC with respect to an offer to exchange the Notes for substantially identical notes that are registered under the Securities Act. The exchange offer registration statement on Form F-4 was declared effective on March 9, 2007.

Security Documents

First Preferred Ship Mortgage

Each vessel acquired with the net proceeds of the offering of the Notes is, or shall be, subject to a first preferred ship mortgage granted in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company mortgages the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

Assignment of Earnings

Each vessel acquired with the net proceeds of the offering of the Notes is, or shall be, subject to an Assignment of Earnings in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company assigns any and all earnings arising in connection with the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

Assignment of Insurances

Each vessel acquired with the net proceeds of the offering of the Notes is, or shall be, subject to an Assignment of Insurances in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company assigns all policies and contracts of insurance in respect of the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

D.   EXCHANGE CONTROLS

There is currently no United Kingdom legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of our ordinary shares who are non-residents of the United Kingdom. In addition, there are no limitations relating only to non-residents of the United Kingdom under English law or Britannia’s Memorandum and Articles of Association on the right to be a holder of, and to vote, Britannia’s ordinary shares.

E.   TAXATION

United Kingdom Tax Considerations

The following is a general description of certain United Kingdom tax considerations relating to the notes based on current law and practice in the United Kingdom. It does not purport to be a complete analysis of all United Kingdom tax considerations relating to the notes. It relates to the position of persons who are the absolute beneficial owners of the notes and some aspects do not apply to certain classes of taxpayer (such as dealers and/or investment funds and/or holders of the notes who are connected or associates with the Issuer for relevant tax purposes). Prospective holders of the notes who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Notes

Payment of interest on the Notes

The notes will constitute “quoted Eurobonds” within the meaning of section 882 Income Tax Act 2007 (“ITA”) as long as they are and continue to be listed on a “recognised stock exchange” within the meaning of section 1005 ITA. The Luxemburg Stock Exchange is a recognised exchange for these purposes. Payments of interest on quoted Eurobonds may be made without withholding on account of United Kingdom income tax; however, noteholders who are individuals or residual entities (as defined in EC Council Directive 2003/48/EC) are referred to the information below in the sections in respect of the “European Savings Directive” and “Withholding Tax—Luxembourg non-resident individuals.”

If the notes cease to be quoted Eurobonds, interest must be paid under deduction of United Kingdom income tax, at the lower rate (currently 20%) unless any of the following apply: a direction by H.M. Revenue & Customs under an applicable double taxation treaty; or (unless H.M. Revenue & Customs directs otherwise) the Issuer reasonably believes that the noteholder in question is either a United Kingdom resident company or a non-United Kingdom resident company carrying on a trade in the United Kingdom through a United Kingdom permanent establishment within the charge to United Kingdom corporation tax; or (unless H.M. Revenue & Customs directs otherwise) the Issuer reasonably believes that the noteholder in question falls within a category enjoying a special tax status under the relevant United Kingdom legislation which would include certain charities and pension funds or partnerships of such persons.

United Kingdom source income

Interest on the notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to United Kingdom income tax by direct assessment even where paid without withholding.

However, interest from a United Kingdom source from which no United Kingdom tax has been deducted or withheld will not be chargeable to United Kingdom tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the Interest is received or to which the notes are attributable. The provisions of any applicable double taxation treaty may also be relevant for such holders of the notes.

Information

Noteholders who are individuals may wish to note that HM Revenue & Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of other jurisdictions.

Under EC Council Directive 2003/48/BC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or other dollar income) paid by a person within its jurisdiction to or for an individual in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are permitted to operate a withholding system in relation to such payments instead. A number of non-EU countries have agreed to adopt similar measures.

United Kingdom corporation taxpayers

In general, noteholders within the charge to United Kingdom corporation tax will bring into account for tax purposes as revenue items all debits and credits (including those arising from exchange differences) in respect of the notes broadly in accordance with their statutory accounting treatment.

Other United Kingdom taxpayers

The notes will constitute “deeply discounted securities” within the meaning of Section 430 of Income Tax (Trading and other income) Act 2005. Any profit made by an individual or trustee resident for tax purposes in the United Kingdom on the “transfer” (including redemption and conversion) of the notes may be taxed as income. No relief is available for losses. In calculating any gain or loss on disposal of a note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit may arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the note.

Exchange Offer

For the purposes of the taxation of chargeable gains, the exchange of notes for registered notes pursuant to the exchange offer will not be treated as involving any disposal of the original notes or any acquisition of registered notes but the original notes and the registered notes will be treated as the same asset acquired as the original notes were acquired.

Stamp Duty and SDRT

No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue or transfer of the notes.

Certain U.S. Federal Income Tax Considerations

General

The following is a summary of the principal United States federal income tax consequences of the purchase, beneficial ownership and disposition of the notes. For purposes of this summary, (1) the United States Internal Revenue Code of 1986, as amended, is referred to as “the Code,” and (2) the Internal Revenue Service is referred to as “the IRS.”

This summary:

•       does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a decision to purchase notes;

•       is based on the tax laws of the United States, including the Code, Treasury regulations (final, temporary and proposed), administrative rulings and practice, and judicial decisions each as in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect;

•       deals only with holders who hold the notes as “capital assets” as defined in Section 1221 of the Code (generally, property held for investment);

•       does not address tax considerations applicable to investors that are subject to special tax rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that will hold the notes as part of a hedging transaction, “straddle” or

“conversion transaction” for tax purposes, pass-through entities (e.g. partnerships) or investors who hold the notes through pass-through entities, persons deemed to sell the notes under the constructive sale provisions of the Code, persons liable for alternative minimum tax or U.S. Holders (as that term is defined below) of the notes whose “functional currency” is not the U.S. dollar; and

•       does not address any United States federal estate or gift tax laws or any state, local or foreign tax laws.

Except as indicated under “Tax Treatment of Non-U.S. Holders” below, this summary applies only to holders that are (1) individuals who are citizens or residents of the United States as defined in Section 7701(b) of the Code, (2) corporations, or other entities that are taxable as corporations, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a United States court can exercise primary supervision over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person (each, a “U.S. Holder”). A “Non-U.S. Holder” is a beneficial owner of the notes that is not a U.S. Holder. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) acquires or holds the notes, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners of such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership, and disposition of the notes.

We have not sought any ruling from the IRS with respect to the statements made or the conclusions reached in the following summary, and the IRS may not agree with such statements and conclusions. In addition, the IRS is not precluded from adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Tax Treatment of U.S. Holders

Contingent Payments.   In certain circumstances, we may be obligated to pay amounts in excess of the stated interest and principal on the notes. We intend to take the position that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize unless and until any such payment is made. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein.

Stated Interest.   The stated interest on a note generally will be includable in your income as ordinary income at the time such interest is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes. Interest generally will be treated as foreign source income for purposes of calculating your foreign tax credit limitation. The foreign tax credit rules are complex and their application depends on your particular circumstances. You should consult your own tax advisor regarding the availability of foreign tax credits and the treatment of additional amounts.

Original Issue Discount.   We issued the notes at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated redemption price at maturity of each note constitutes original issue discount (“OID”). You will be required to include OID in your gross income periodically over the term of the notes before receipt of the cash or other payment attributable to such income regardless of your method of accounting for U.S. federal income tax purposes.

The amount of OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of a taxable year on which you hold the note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the note at the beginning of the accrual period multiplied by the yield to maturity of the note. The accrual period of a note may be of any length you choose and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

The issue price of a note for OID purposes is the first price at which a substantial amount of notes are sold to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The adjusted issue price of the note at the start of any accrual period is the issue price of the note increased by the accrued original issue discount for each prior accrual period.

Under these rules, you will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your tax basis in the note.

Market Discount

If you purchase a note for an amount that is less than its “revised issue price,” subject to a de minimis exception you will be treated as having purchased the note at a “market discount.” A note’s revised issue price at the time of purchase will equal the note’s issue price, increased by all accruals of OID and decreased by all payments on the note other than qualified stated interest. In such case, you will be required to treat any payment on, or any gain realized on the sale, exchange or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income and will increase your adjusted tax basis in the note.

Acquisition Premium

If you purchase a note for an amount in excess of its adjusted issue price at the time of purchase, but less than its stated redemption price at maturity, you will be considered to have purchased a note with “acquisition premium.” A note’s adjusted issue price at the time of purchase will equal the note’s issue price, increased by all accruals of OID and decreased by all payments on the note other than stated interest payments. You may use acquisition premium to reduce the OID that would otherwise accrue during a period. The amount of the reduction is the product of the amount of OID accrued during the period and a fraction, the numerator of which is the amount of acquisition premium and the denominator of which is the amount of remaining OID at the time of purchase. Alternatively, you may make the election described below under “Election to Treat all Interest as Original Issue Discount.” The effect of the election will be to reduce the amount of OID by the amount of the acquisition premium.

Amortizable Bond Premium

If you purchase a note for an amount in excess of its stated redemption price at maturity, you will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Your adjusted basis in the note will be reduced by the amount amortized each year. If you do not make the election to amortize the premium, your basis will not be reduced and you will realize a smaller gain or a larger loss on a taxable disposition of the note than you would have realized had the election been made. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note.

Election to Treat All Interest as Original Issue Discount

In lieu of accounting for market discount and amortizable bond premium separately, you may elect to treat all interest on a note as OID and calculate the amount includible in gross income using a constant yield method under which the note would be treated as if issued on your purchase date for an amount equal to your adjusted basis in the note immediately after your purchase of the note. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If you make this election for a note with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, as the case may be. The election is to be made for the taxable year in which you acquire the note and cannot be revoked without the consent of the IRS. You should consult your tax advisor about this election as well as the elections described above under “Market Discount” and “Amortizable Bond Premium.”

Sale, Exchange and Retirement of the notes.   In general, your tax basis in such notes will be equal to (x) the cost of such notes (y) increased by the amount of OID or market discount accrued on the notes and included in your income (z) reduced by any amortizable bond premium deductions and payments of principal on such notes. Except as described under “Tax Treatment of U.S. Holders—Market Discount,” upon a sale, exchange, or retirement of the notes, you will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in such notes. The amount realized will not include amounts attributable to accrued OID (which is taken into income as described above) or accrued but unpaid stated interest, which is taxed as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes. Such gain or loss will be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The net long-term capital gains derived by U.S. Holders that are individuals, estates or trusts currently are entitled to a preferential tax rate; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

Gain or loss recognized by you on the sale, exchange or retirement of the notes generally will be treated as U.S.-source gain or loss for foreign tax credit purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. You should consult your tax advisers as to the foreign tax credit implications of the sale or retirement of notes.

Tax Treatment of Non-U.S. Holders

In general, payments of interest on the notes to you, OID and gain realized by you on the sale, exchange or retirement of the notes will not be subject to United States federal income or withholding tax, unless:

(1)   such income is effectively connected with a trade or business conducted by you in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States), and

(2)   in the case of gain, you are a nonresident alien individual who both holds the notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale of the notes.

Except as may otherwise be provided in an applicable income tax treaty between the United States and a foreign country, you will generally be subject to tax in the same manner as a U.S. Holder with respect to interest, including OID, if such interest is effectively connected with your conduct of a trade or business in the United States. You will not be considered to be engaged in a trade or business within the United States for federal income tax purposes solely by reason of holding the notes.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting” annually to the IRS and to each U.S. Holder and Non-U.S. Holder (collectively, a “Holder”), and “backup withholding” with respect to certain payments made on or with respect to the notes. Certain U.S. Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its Taxpayer Identification Number, or TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

If a Non-U.S. Holder receives payments made on or with respect to the notes through the United States office of a broker, such payments generally will be subject to information reporting and backup withholding unless the non-U.S. Holder provides either IRS Form W-8BEN or W-8IMY, as applicable, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a United States person.

The payment of the proceeds of the disposition of the notes to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the Holder provides the certification described above or otherwise establishes an exemption from such reporting and withholding requirements.

Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a Note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that a Holder is a non-U.S. holder and certain other conditions are met, or the Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the sale of a Note effected outside the United States by such a broker if the broker:

•       is a United States person;

•       derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•       is a controlled foreign corporation for U.S. federal income tax purposes; or

•       is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of United States federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is furnished. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.   STATEMENT BY EXPERTS

Not applicable.

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In  accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street,  N.W., Room 1024,  Washington, D.C. 20549. You may obtain  information on the operation of the public reference room by calling 1 (800) SEC-0330,  and you may obtain copies at prescribed rates from the Public  Reference  Section of the Commission at its principal office in Washington,  D.C. 20549. The SEC maintains a website  (http://www.sec.gov.) that contains  reports,  proxy  and  information  statements  and  other  information regarding  registrants  that  file  electronically  with the SEC. In  addition, documents  referred to in this annual  report may be inspected at the Company’s principal place of business; 2nd Floor Dexter House, 2 Royal Mint Court, London EC3N 4XX, United Kingdom.

I.   SUBSIDIARY INFORMATION

Great Belt Shipping Company, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Great Belt Shipping Company, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Flagship Maritime, S.A. MV, a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Flagship Maritime, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Baltic Navigation Company, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Baltic Navigation Co., S.A.’s registered office is at c/o Vives y Asociados,

Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Northern Star Navigation, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Northern Star Navigation, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Britannia Bulk, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Britannia Bulk, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Channel Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Channel Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Navigator Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Navigator Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Atlantic Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Atlantic Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Western Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Western Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

International Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. International Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Unity Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Unity Bulk Services S.A.’s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

BBL Denmark Group, a wholly owned subsidiary of the Company, is primarily engaged in ownership of tugs and barges marine and surveys. BBL Denmark Holding A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Danmar Shipping, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Danmar Shipping, S.A.’s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

Britannia Bulkers plc, a subsidiary of which the Company owns 99.99% of its outstanding common stock, is primarily engaged in ship operating. Britannia Bulkers plc’s registered office is at Dukes House, 32 38 Dukes Place, London EC3A 7LP.

Svendborg Ship Management A/S, a majority owned subsidiary of the Company, is primarily engaged in the technical management of our fleet. Svendborg Ship Management A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Britannia Bulker A/S, a wholly owned subsidiary of the Company, is primarily engaged in operation of time charter vessels. Britannia Bulker A/S started trading in February 2006. Britannia Bulker A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Svendborg Marine Surveyors A/S, a wholly owned subsidiary of the Company, is primarily engaged in ship inspection and surveys. Svendborg Marine Surveyors A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

Britannia Bulk DK A/S, a wholly owned subsidiary of the Company, is primarily engaged in shipping operations. Britannia Bulk DK A/S’s registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates.   Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. During 2006, we paid interest on this debt based on LIBOR plus margins ranging from 0.95% to 2% on our bank loans. Following the completion of the offering of Notes and subsequent repayment of all our outstanding debt, we do not have any material exposure to interest rate changes because we do not expect to have any significant floating rate debt outstanding.

Foreign Exchange Rate Risk.   For the year ended December 31, 2006, we generated 99% of our revenues in U.S. dollars, and incurred 19% of our operating expenses in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. For accounting purposes, expenses incurred in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the British Pound, Euro and Danish Kroners, which could affect the amount of cash flow we generate in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

Principal, Maturity and Interest

In the offering, we issued an aggregate principal amount of $185.0 million of Notes on November 16, 2006 pursuant to the terms of an Indenture dated November 16, 2006 between us, the guarantors thereto and Wilmington Trust Company, as trustee (the “Indenture”). The Notes were issued in full registered form without coupons, in minimum denominations of $100,000 and integral multiples of $1,000 and have a maturity date of  December 1, 2011. The Notes are senior obligations of the Company and are secured by, among other things, a first preferred ship mortgage on all of the Company’s existing vessels and vessels acquired in the future with the net proceeds of the offering.

The Notes accrue interest at a rate of 11% of the principal amount per annum. Interest on the Notes will be payable semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007, to the holders of record on the immediately preceding November 15 and May 15 respectively. Principal of, and premium, if any, and interest on, the Notes held in registered form will be payable, and the Notes held in registered form will be exchangeable and transferable, at our office or agency in the United States maintained for such purposes, which initially will be at the Corporate Trust Office or agency of the trustee in New York, New York.

Upon completion of the Offering, $140.0 million of the proceeds was deposited in a secured collateral account with the trustee (the “Vessel Acquisition Account”). We are entitled to withdraw funds from the Vessel Acquisition Account, if no default or event of default under the Indenture has occurred and is continuing, for the purpose of acquiring one or more vessels flagged.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. We are not required to transfer or exchange any Note selected for redemption or repurchase nor can the Company transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or between a record date and the next succeeding interest payment date. The registered holder of a Note will be treated as the owner of it for all purposes, and only such registered holders will have rights under the Indenture.

Security

The obligations under the Notes will be secured pursuant to the security documents by a first priority lien granted to the trustee for the benefit of the holders of the Notes, in all of the following property (collectively, the “Collateral”): (i) the mortgaged vessels and related earnings and insurance, (ii) amounts on deposit in the Vessel Acquisition Account, (iii) any proceeds of the foregoing, and (iv) any assets substituted for such Collateral as provided for in the security documents. Unless an event of default under the Indenture shall have occurred and be continuing, We will have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon or therefrom. Upon an Event of Default, these rights will cease and the trustee will be entitled to foreclose upon and sell the Collateral or any part thereof as provided in the under the Indenture.

Subject to the provisions of the Indenture and the security documents, the trustee in its sole discretion, on behalf of the noteholders, may take all actions it deems necessary in order to: (i) enforce any of the terms of the security documents, and (ii) collect and receive any and all amounts payable in respect of the obligations of the Company under the Notes, the Indenture and the security documents.

Excess Cash Flow

Where we have excess cash flow of $5 million or more for a fiscal year (the first fiscal year being deemed to be November 16, 2006 to December 31, 2007), the Company shall: (i) in respect of each fiscal year subsequent to December 31, 2008, apply 50% of such excess cash flow, and (ii) in respect of the first fiscal year and the fiscal year ending December 31, 2008, apply 100% of such excess cash flow;  to make an offer to purchase the maximum accreted value of the Notes that may be purchased out of the excess cash flow amount, at an offer price in cash in an amount equal to 101% of the accreted value thereof plus accrued and unpaid interest thereon to the date of purchase. We shall make such an offer no later than 60 days after the end of such relevant fiscal period and the purchase date with respect to such an offer will be no earlier than 60 days nor later than 90 days following the date notice is first given to noteholders of the offer.

Redemption

We may only redeem Notes prior to December 1, 2009 in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 112.75%, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds from one or more equity offerings, provided that (i) at least 65% of such aggregate principal amount of the notes remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by us or our affiliates), and (ii) each such redemption occurs within 90 days after the date of the related equity offering.

On or after December 1, 2009, we may redeem the Notes provided we give not less than 30 and not more than 60 days’ prior notice and redeem the Notes at a pre-determined redemption price. We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, We may be required to offer to purchase the Notes.

If we are redeeming less than all of the Notes, the trustee will select Notes by such method as the trustee in its sole discretion shall deem to be fair and appropriate. Notes redeemed in part will be redeemed only in principal amounts of $1,000. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the noteholder thereof upon cancellation of the original note.

Change of Control

Upon the occurrence of a change of control, we will be required to offer to purchase each noteholder’s notes at a purchase price in cash equal to 101% of the accreted value thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase.

Restrictive Covenants

The Indenture contains a number of restrictive covenants including, amongst other things, limitations on  (i) incurring any indebtedness, (ii) making certain restricted payments, (iii) certain subsidiaries from making distributions, (iv) sales of assets, (v) affiliate transactions, (vi) liens, (vii) sale and leaseback transactions, (viii) mergers or consolidations and (ix) business activities. However, there are exemptions to each of these limitations. For example, indebtedness can be incurred provided that such indebtedness is in the form of a revolving credit facility of no more than $20,000,000 or if on the date of incurring such indebtedness no event of default has occurred or would occur and the entity incurring such indebtedness has a an EBITDA 2.25 times greater than its equivalent interest expense.

Reporting Obligations

So long as Notes are outstanding, we will furnish to the trustee and make available to each noteholder: (i) within 120 days from the end of each fiscal year, an annual report containing the information required to be contained in an Annual Report on Form 20-F; and (ii) within 60 days from the end of each of the first three quarters in each fiscal year, quarterly reports.

Default

The following are examples of events of default under the Indenture: (i) a default continuing for 30 days in the payment of interest on the Notes when due; (ii) a default in the payment of principal of or premium, if any, on any Note; (iii) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness by us or certain of our subsidiaries, (iv) certain events of bankruptcy, insolvency or reorganization and (v) where a guarantee given by a subsidiary ceases to be in full force and effect or any guarantor denies or disaffirms its obligations under its guarantee.

If an event of default occurs and continues, the trustee or the noteholders of at least 25% in accreted value amount of the outstanding Notes may declare the accreted value of and premium, if any, and accrued but unpaid interest on all the Notes to be immediately due and payable. If an event of default occurs, is continuing and the trustee has received notice thereof, the trustee must mail, to each noteholder, notice of the event of default within the later of 90 days after it occurs or 10 days after the trustee receives notice of the event of default.

Amendments and Waivers

The Indenture and the Notes may be amended with the consent of the noteholders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the noteholders of a majority in principal amount of the Notes then outstanding. However, without the consent of each noteholder of an outstanding Note affected thereby, an amendment may not, amongst other things: (i) reduce the amount of the Notes whose noteholders must consent to an amendment; (ii) reduce the rate of or extend the time for payment of interest on any Note; (iii) reduce the principal of or extend the maturity of any Note, (iv) alter the provisions with respect to the redemption or repurchase of the Notes or change the time at which any Note may be redeemed or repurchased and (v) make any Note payable in money other than that stated in the Note.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all outstanding Notes when we have paid all sums payable by us under the Indenture and either: (i) all the Notes that have been authenticated and delivered have been delivered to the trustee for cancellation; or (ii) all Notes not delivered to the trustee for cancellation otherwise have become due and payable, or will become due and payable within one year, and the Company has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

Governing Law

The Indenture and the Notes are governed by the laws of the State of New York.

B.   WARRANTS AND RIGHTS

Not applicable.

C.   OTHER SECURITIES

Not applicable.

D.   AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective; and

(b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include (i) an attestation report of our independent registered public accounting firm regarding internal control over financial reporting or (ii) management’s report on the effectiveness of internal control over our financial reporting.  Management’s report and attestation of such management report by our independent registered public accounting firm was not required pursuant to temporary rules of the Securities and Exchange Commission.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee which is presently comprised of two directors. The Audit Committee is chaired by Mr. Rex Harrington, with the remaining member being Arvid Tage. We do not presently have an “audit committee financial expert” as such term is defined in Item 16A. of Form 20-F, but are actively seeking qualified candidates to potentially fulfill that role.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as to all of our other employees. This code of ethics is available upon request at our principal place of business at Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees billed for professional audit services rendered by Moore Stephens Hays LLP for the audit of our annual financial statements and for other services for the years ended December 31, 2006 and 2005 (in thousands):

For the year ended December 31,	2006	2005
Audit fees(1)	$57,365	$46,081
Taxation(2)	14,725	67,058
Advisory(3)	97,951	—
Total	$170,041	$113,139

(1)          Audit fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.  This category includes fees related to the review of our SEC filings and other related services.

(2)          Audit fees associated with tax computation, general taxation advice and related tax matters.

(3)          Audit-related fees consist of due diligence fees associated with acquisition transactions, financial accounting and reporting consultations.

Our board of directors reviews and approves all audit and non-audit services provided to us by Moore Stephens Hays LLP. In the future, the Audit Committee will review all audit and non-audit services to be performed for us by Moore Stephens Hays LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND THE AFFILIATED PURCHASERS

Neither we, nor any of our affiliates, purchased any equity securities during the year ended December 31, 2006.

On April 12, 2007, we and each of our shareholders entered into a Purchase Agreement pursuant to which, amongst other things, North Western (Neva) Limited, our smallest shareholder agreed to sell all of its shares to us and other shareholders as follows: (i) 434,168 shares to us for total consideration of $7,500,000, (ii) 29,171 shares to Lusca Holdings Ltd. for total consideration of $503,913, (iii) 11,965 shares to Balcare Holdings Limited for total consideration of $206,689 and (iv) 3,585 shares to Cliffgrove Limited for total consideration of $61,929. Pursuant to the terms of the purchase agreement, the shares will be sold in three tranches on April 16, 2007 (159,681 shares purchased by us), April 15, 2008 (159,681 shares purchased by us) and April 15, 2009 (114,806 shares to be purchased by us and 44,721 shares to be purchased by the remaining shareholders described above). The effect of this agreement will be to increase the number of shares in the Company which are beneficially owned by Arvid Tage, Serguei Zoudov and David Znak.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-21 and are filed as part of this annual report.

ITEM 19.         EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

1.1*	Certificate of Incorporation on Re-Registration of a private company as a public company of Britannia Bulk Plc dated 10th August 2004.
1.2*	Memorandum of Association of Britannia Bulk Plc dated August 10, 2004.
1.3*	Articles of Association of Britannia Bulk Plc dated August 10, 2004.
2.1*

Registration Rights Agreement dated as of November 16, 2006 by and among Britannia Bulk Plc, the Guarantors party thereto and Jefferies & Company, Inc., ABN AMRO, Incorporated and DAVY, as Initial Purchasers.

2.2*	Indenture dated as of November 16, 2006 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
2.3*	Form of 11% Senior Secured Note Due 2011 (attached as Exhibit A-1 to Exhibit 4.2).
2.4*	First Supplemental Indenture dated as of February 6, 2007 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
2.5*	Second Supplemental Indenture dated as of February 9, 2007 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
4.1*	Form of First Preferred Ship Mortgage dated as of November 16, 2006 by the mortgagor.**
4.2*	Form of Assignment of Insurances dated as of November 16, 2006 by and between the mortgagor and Wilmington Trust Company, as trustee.**
4.3*	Form of Assignment of Earnings dated as of November 16, 2006 by and between the mortgagor and Wilmington Trust Company, as trustee.**
4.4†	Memorandum of Agreement dated as of March 30, 2005 by and between Britannia Bulk S.A., a company fully guaranteed by Britannia Bulk Plc and Dermaga Shipping Co. Ltd.
4.5†	Memorandum of Agreement dated as of August 30, 2006 by and between Britannia Bulk Plc and Pan Shipping L.P.
4.6†	Memorandum of Agreement dated as of February 9, 2007 by and between Britannia Bulk Plc and Human Owning Company Limited.
4.7†	Memorandum of Agreement dated as of January 16, 2007 by and between Britannia Bulk Plc and Classical Owning Company Limited.
4.8†	Memorandum of Agreement dated as of March 12, 2007 by and between Britannia Bulk Plc and Argo Shipholding Inc.
7.1†	Computation of Ratio of Earnings to Fixed Charges.
8.1†	List of subsidiaries.

12.1†	Certification of Principal Executive Officer.
12.2†	Certification of Principal Financial Officer.
13.1†	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
13.2†	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

Notes:

†                    Filed herewith.

*                    Incorporated by reference from Britannia’s Registration Statement on Form F-4 (File No. 333-141113).

**             One agreement relating to each Panamanian subsidiary which includes a vessel as an asset.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BRITANNIA BULK PLC
/s/ ARVID TAGE
Name:	Arvid Tage
Tile:	Chairman, Chief Executive Officer and
Director (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cliff Hanson and Fariyal Khanbabi, and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this annual report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this annual report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ ARVID TAGE	Chairman, Chief Executive Officer and	April 20, 2007
Arvid Tage	Director (Principal Executive Officer)
/s/ FARIYAL KHANBABI	Chief Financial Officer and Director	April 20, 2007
Fariyal Khanbabi	(Principal Financial and Accounting Officer)
/s/ CLIFF HANSON	Chief Operating Officer and Managing	April 20, 2007
Cliff Hanson	Director
/s/ SERGUEI ZOUDOV	Co-President—Chartering and Director	April 20, 2007
Serguei Zoudov
/s/ DAVID ZNAK	Co-President—Chartering and Director	April 20, 2007
David Znak
/s/ REX HARRINGTON	Director	April 20, 2007
Rex Harrington

BRITANNIA BULK PLC
INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders
Britannia Bulk plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Britannia Bulk plc and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britannia Bulk plc and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

April 11, 2007
New York, New York

Personal Attention...
Global ConnectionsSM
A member firm of
Moore Stephens International –
members in principal cities
throughout the world

BRITANNIA BULK PLC
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)

	December 31,
	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$17,170	$6,401
Vessel acquisition account	138,133	—
Due from charters, net	6,717	10,092
Inventories	3,199	1,883
Prepaid expenses	3,724	1,070
Other current assets	633	29
Total current assets	169,576	19,475
Vessels and other fixed assets, net	42,682	47,678
Deferred drydocking costs, net	4,899	3,271
	47,581	50,949
Other assets
Investments	58	39
Deposit on vessel	2,119	—
Goodwill	—	33
Deferred financing costs, net	6,656	356
Total assets	$225,990	$70,852
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities
Accounts payable	$4,571	$2,219
Accrued expenses and other liabilities	8,702	4,390
Deferred revenue	4,230	5,570
Taxes payable	450	280
Amounts due to related parties	—	131
Current portion of long-term debt	—	11,520
Total current liabilities	17,953	24,110
Long-term debt, net of current portion	173,496	14,680
Total liabilities	191,449	38,790
Minority interest	107	35
Commitment and contingencies
Shareholders’ equity
Common stock (£1 par value, stated at $1.79; 10,000,000 shares authorized; 8,683,357, 8,682,357 shares issued and outstanding at December 31, 2006 and 2005, respectively)	15,543	15,541
Additional paid-in capital	648	637
Retained earnings	18,243	15,849
Total shareholders’ equity	34,434	32,027
Total liabilities and shareholders’ equity	$225,990	$70,852

The accompanying notes are an integral part of these consolidated financial statements.

BRITANNIA BULK PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)

	Years ended December 31,
	2006	2005	2004
Revenues
Contract of affreightment and voyage revenues	$172,242	$144,318	$39,869
Time charter revenues	12,909	33,295	654
Demurrage and other revenues	6,352	6,972	1,602
Total revenues	191,503	184,585	42,125
Operating expenses
Voyage expenses	71,840	49,347	11,893
Charter hire expenses	75,723	95,937	16,322
Commissions	4,316	4,265	1,083
Vessel operating expenses	12,870	12,137	2,802
Depreciation and amortization	10,894	9,341	1,114
General and administrative	9,410	3,666	148
Expense to related parties	—	131	799
Foreign currency transaction gains and losses, net	(202)	120	88
Total operating expenses	184,851	174,944	34,249
Operating income	6,652	9,641	7,876
Minority interest expense	(72)	(28)	—
Interest income	1,096	272	23
Interest expense	(5,122)	(1,353)	(271)
Income before taxes	2,554	8,532	7,628
Provision for taxes	(160)	(284)	(49)
Net income	$2,394	$8,248	$7,579
Weighted average number of common shares outstanding	8,683,289	5,697,612	207,720
Basic earnings per common share	$0.28	$1.45	$36.49

The accompanying notes are an integral part of these consolidated financial statements.

BRITANNIA BULK PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars in thousands, except share and per share amounts)

	Common stock		Additional Paid-in	Retained	Total Shareholders’
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2003	2	$—	$—	$22	$22
Net income	—	—	—	7,579	7,579
Issuance of common stock	2,767,517	4,954	11	—	4,965
Balance at December 31, 2004	2,767,519	4,954	11	7,601	12,566
Net income	—	—	—	8,248	8,248
Issuance of common stock	5,914,838	10,587	626	—	11,213
Balance at December 31, 2005	8,682,357	15,541	637	15,849	32,027
Net income	—	—	—	2,394	2,394
Issuance of common stock	1,000	2	11	—	13
Balance at December 31, 2006	8,683,357	$15,543	$648	$18,243	$34,434

The accompanying notes are an integral part of these consolidated financial statements.

BRITANNIA BULK PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in thousands, except share and per share amounts)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$2,394	$8,248	$7,579
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,894	9,341	1,114
Amortization of note discount and debt issuance costs	822	—	—
Interest income on vessel acquisition account	(252)	—	—
Minority interest	72	28	—
Changes in operating assets and liabilities
Due from charters	3,375	(5,557)	(4,481)
Inventories	(1,316)	(1,063)	(599)
Prepaid expenses	(2,654)	(749)	(321)
Other current assets	(604)	1	(9)
Payments for drydockings	(5,205)	(2,089)	(6,381)
Accounts payable, accrued expenses and other liabilities	6,664	1,307	4,742
Deferred revenue	(1,340)	4,504	1,066
Taxes payable	170	231	49
Other	14	208	163
Net cash provided by operating activities	13,034	14,410	2,922
Cash flows from investing activities
Payments and deposits for vessels and other fixed assets	(2,321)	(27,748)	(24,888)
Payments for acquisitions, net of cash acquired	—	(102)	—
Funding of the vessel acquisition account	(140,000)	—	—
Net cash used in investing activities	(142,321)	(27,850)	(24,888)
Cash flows from financing activities
Amounts (paid to) received from related parties	(131)	(668)	15,817
Proceeds from borrowings	173,201	19,500	15,962
Payments of deferred financing costs	(6,827)	(216)	(487)
Repayment of borrowings	(26,200)	(9,262)	—
Issuance of common stock	13	1,160	—
Net cash provided by financing activities	140,056	10,514	31,292
Net increase (decrease) in cash	10,769	(2,926)	9,326
Cash and cash equivalents at beginning of year	6,401	9,327	1
Cash and cash equivalents at end of year	$17,170	$6,401	$9,327
Supplementary cash flow information
Cash paid for interest	$1,120	$1,169	$271
Cash paid for taxes	$482	$53	$—

The accompanying notes are an integral part of these consolidated financial statements.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1   Basis of presentation and general information

The accompanying consolidated financial statements include the accounts of Britannia Bulk plc (“Britannia”) and its wholly-owned or controlled subsidiaries (collectively, the “Company”). Britannia is incorporated under the laws of the United Kingdom. The Company is a provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe. The Company’s customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

Britannia was founded in 1999 and commenced operations during 2004. The Company’s initial fleet consisted of five vessels which were purchased in 2004 and 2005, and in December 2005 the Company acquired seven tug and barge vessels. As the Company’s customer awareness has grown, it has been able to further increase its capacity by chartering-in additional tonnage both to fulfill its contracts of affreightment and to take advantage of profit opportunities.

The principal activities of Britannia’s subsidiaries are as follows:

Name	Owned	Country of Incorporation	Principal Activity
Britannia Bulkers Plc	99.99%	United Kingdom	Ship operator
BBL Denmark Holding A/S	100.00%	Denmark	Holding company
Britannia Bulk S.A.	100.00%	Panama	Ship owner and operator
Flagship Maritime S.A.	100.00%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100.00%	Panama	Ship owner and operator
Danmar Shipping S.A.	100.00%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100.00%	Panama	Ship owner and operator
Great Belt Shipping Company S.A.	100.00%	Panama	Dormant
Britannia Bulk DK A/S	100.00%	Denmark	Tugs and barges owner and operator
Britannia Bulker A/S	100.00%	Denmark	Ship operator
Svendborg Ship Management A/S	68.00%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100.00%	Denmark	Marine surveyor
Inspecciones Maritimas De Costa Rica S.A.	100.00%	Costa Rica	Marine surveyor

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

1   Basis of presentation and general information (Continued)

Fleet

As of December 31, 2006, the Company owns and operates a fleet of five drybulk vessels, five barges and three tugs.

Vessel Name	dwt	Year Built	Delivery Date	Price
Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	$2,100
Adventure II	38,871	1980	May 27, 2004	$7,100
Voyager II	33,288	1986	November 26, 2004	$13,776
Discovery II	32,813	1984	April 18, 2005	$11,500
Barges
Drejoe II	15,709	1991	December 1, 2005	$2,138
Hjortoe II	15,709	1992	December 1, 2005	$2,138
Sioe II	15,709	1991	December 1, 2005	$2,138
Skaroe II	15,709	1992	December 1, 2005	$2,138
Iholm II	9,330	1979	October 2, 2006	$1,400
Tugs
Bregninge II	—	1984	December 1, 2005	$1,584
Troense II	—	1983	December 1, 2005	$1,584
Vindeby II	—	1981	December 1, 2005	$1,584

Customers individually accounting for more than 10% of the Company’s revenues during the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31,
	2006	2005	2004
Customer
A	21.0%	22%	15%
B	*	15%	*
C	*	*	10%

*                    less than 10%

The amounts due from charters from customer A is $329 at December 31, 2006 and $259 at December 31, 2005.

2   Significant accounting policies

(a)   Principles of consolidation:   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

2   Significant accounting policies (Continued)

the accounts of Britannia and its wholly-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)   Use of estimates:   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(c)   Concentrations:   Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charters. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral.

All cash balances are held by large financial institutions in order to minimize financial risk.

(d)   Reporting currency:   The functional currency of the Company’s vessel operating subsidiaries is the United States (“US”) dollar because the Company’s vessels operate in international shipping markets that utilize the US dollar as the functional currency. The accounting records of the Company are maintained in US dollars. Transactions involving other currencies during the year are converted into US dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the US dollar are translated into the functional currency using the exchange rate at the balance sheet date. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of operations as foreign currency gains and losses, net.

The par value of the Company’s common stock is £1 and is stated at $1.79. Foreign exchange differences related to common stock issuances are recorded as an adjustment to additional paid in capital on the date the transaction is completed.

(e)   Revenue recognition:   Revenues are generated from contracts of affreightment, time charter and voyage agreements. Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the periods of such charters. Contracts of affreightment and voyage charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Demurrage income is recognized when earned.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

2   Significant accounting policies (Continued)

The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

(f)    Cash and cash equivalents:   The Company considers highly liquid investments, such as a time deposits and certificates of deposit, with an original maturity of three months or less when purchased to be cash equivalents.

(g)   Compensating balances:   Compensating balances are required to be maintained with certain banks under the Company’s borrowing arrangements. (Note 8)

(h)   Due from charterers:   The majority of the Company’s accounts receivable are due from companies in the coal industry. Credit is extended based on evaluation of a customers’ financial condition and, generally, collateral is not required. Accounts receivable are due upon commencement of the voyage and are stated at amounts due from charterers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. An allowance for doubtful accounts has been recorded at December 31, 2006 and 2005, of $324 and $0, respectively. The Company wrote off accounts receivables of $144, $0 and $0 for the year ended December 31, 2006, 2005 and 2004, respectively.

(i)    Inventory:   Inventory consists of consumable bunkers (if any), lubricants and victualing stores, which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(j)    Vessel acquisitions:   When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is it material to the Company’s decision to make such acquisition.

(k)   Vessels and other fixed assets:   Vessels and other fixed assets, net are stated at cost less accumulated depreciation. Vessels and other fixed assets are depreciated when the asset is ready for its intended use.

Depreciation is calculated, based on cost, less estimated residual value, using the straight-line method, over the remaining economic life of each asset. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the assets remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred.

Following are the estimated useful lives of vessels and other fixed assets:

i.                   Vessels under 25 years old—on a straight line basis over their remaining lives of 25 years from the date of construction.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

2   Significant accounting policies (Continued)

ii.               Vessels over 25 years old—on a straight line basis from date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension).

iii.           Tugs and barges—on a straight line basis over their estimated useful lives of 30 and 25 years, respectively, from the date of construction.

iv.             Furniture and fixtures—on a straight line basis over its estimated useful lives, ranging from four to 10 years.

v.                 Buildings—on a straight line basis over its estimated useful life of 50 years.

vi.             Leasehold improvements—on a straight line basis over the shorter of the improvements useful life or the length of the related lease.

(l)    Deferred revenue:   Deferred revenue primarily relates to cash received from customers prior to it being earned. These amounts are recognized as income when earned.

(m)  Voyage expenses:   Voyage expenses are expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are recognized as incurred.

(n)   Vessel operating expenses:   Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized as incurred.

(o)   Impairment of long-lived assets, intangible assets and goodwill:   The Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimates of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is considered impaired. Measurement of the impairment loss is based on the difference between the net book value of the asset and its fair value. In this respect, management regularly reviews the carrying value of each vessel in comparison with its fair value as provided by third parties. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their estimated useful lives. For the year ended December 31, 2006 goodwill of $33 was written off. For the years ended December 31, 2005 and 2004 no impairment charges were recorded.

(p)   Deferred drydocking costs:   The Company’s vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel’s drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

2   Significant accounting policies (Continued)

oversee the drydocking. On acquisition an estimate is made of drydock costs included in the purchase price of a vessel and allocated accordingly.

(q)   Deferred financing costs:   Deferred financing costs, included in other assets, consists of fees and legal expenses associated with the bond issue in November 2006. These costs are amortized over the life of the related debt with amortization charges included in interest expense.

(r)   Earnings per Common Share:   Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For the years ended December 31, 2006, 2005 and 2004, the Company had no dilutive securities.

(s)   Income taxes:   The Company is not liable for the payment of any income tax on its income, except for management operations in Denmark, which is insignificant. Instead, a tax is levied based on the tonnage tax regime of the United Kingdom (“UK”). Under the UK tonnage tax regime, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under the normal UK income tax rules. Management believes that substantially all of the income attributable to the Company’s operations constitutes shipping profits and, accordingly, UK income tax expenses for these operations has been and is expected to be minimal under the current tax regime.

(t)    Segment reporting:   The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a customer, the customer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(u)   New accounting pronouncements:   The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 (“SFAS 157”) on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on the financial statements of the Company.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

2   Significant accounting policies (Continued)

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company has performed an assessment and determined that the adoption of FIN 48 will have no material impact on the Company’s consolidated financial statements.

In September 2006, the SEC (“SEC”) issued SAB No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method, which focuses primarily on the income statement impact of misstatements, and the “iron curtain” method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on the Company’s results of financial operations or financial position.

3   Acquisitions

On July 1, 2005, the Company completed the purchase of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S (collectively “Svendborg”) by acquiring 68% of the outstanding capital stock of Svendborg. Svendborg Ship Management A/S offers professional technical management of tonnage on behalf of owners; services offered include ISM & ISPS issuance, implementation of manuals and technical auditing as well as manning, maintenance, technical upgrading, dry-docking, stores/provisions purchase, consultancy and accounting service. Svendborg Marine Surveyors A/S offers and provides for independent marine inspections/surveys and survey of cargo including draft surveys as well as acting as port captains/supercargoes on behalf of ship-owners.

The Company acquired Svendborg to expand its portfolio of shipping services offered to its customers to include ship maintenance and management services. The acquisition also provides established relationships in international markets and provides shipping services to a wider customer base.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

3   Acquisitions (Continued)

The aggregate purchase price paid by the Company for Svendborg was $407 in cash. The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The purchase price was allocated as follows:

Cash	$305
Accounts Receivable	51
Inventory	221
Property and Equipment	298
Investments	63
Accounts Payable	(557)
Minority Interest	(7)
374
Goodwill	33
Net purchase price	$407

The allocation of the purchase price was based on the fair value of identifiable intangible assets, and certain property, plant and equipment.

The results of Svendborg have been included in the consolidated financial statements since the date of acquisition of July 1, 2005.

This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

4   Transactions with related parties

The following are related party transactions not disclosed elsewhere in these consolidated financial statements:

Transactions with related companies under common control

The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc) (“Rainbow”) by common control. As of December 31, 2006 and 2005 the Company’s directors hold a minority interest of Rainbow of 34%. During the years ended December 31, 2005 and 2004 Rainbow provided administrative and sales support to the Company and provided office space for the Company’s administrative staff. Staff costs and overheads incurred by Rainbow on behalf of the Company during the years ended December 31, 2006, 2005 and 2004 were $0, $131 and $799, respectively. As of December 31, 2006 and 2005, $0 and $131, respectively, was outstanding to Rainbow. No further staff costs and overheads will be incurred by Rainbow on behalf of the Company in the future.

Transactions with shareholders

During the year ended December 31, 2006 a company controlled by one of the shareholders provided ship brokering services to the Company under a consultancy agreement. During this period these expenses

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

4   Transactions with related parties (Continued)

aggregated approximately $189. No ship brokering services were provided under this agreement in prior years.

During the year ended December 31, 2004, the Company issued a note to shareholders aggregating $15,018 in consideration for cash received. The shareholders loans were unsecured, interest free and repayable on demand. On June 16, 2004 the shareholders converted $190 of the loans into 99,998 shares of common stock at par value. On December 29, 2004, the shareholders converted $4,775 of the loans into 2,667,519 shares of common stock at par value. As of December 31, 2004, there was a balance of $10,053 remaining on the original loans.

On April 6, 2005 the shareholders converted $5,121 of the loans into 2,667,119 shares of common stock at par value; on September 1, 2005 the shareholders converted the remaining outstanding balance of the loans of $4,932 to 2,735,523 shares of common stock at par value.

On November 18, 2005 the Company issued 487,369 shares of common stock for cash consideration of $849. On December 28, 2005, the Company issued 24,827 shares of common stock for cash consideration of $311.

During the year ended December 31, 2004, the Company acquired two subsidiaries, Flagship Maritime S.A. and Danmar Shipping SA from the shareholders for consideration equivalent to the net asset value of the subsidiaries, which was estimated to be zero on the basis that the assets acquired were equal to the liabilities assumed. The fair value of the net assets acquired approximated their book value at the date of acquisition. The following chart sets out the value assigned to the assets acquired and liabilities assumed for the subsidiaries acquired;

	Flagship Maritime SA	Danmar Shipping SA
Vessels acquired	$2,100	$2,100
Shareholder’s loan assumed	1,822	1,767
Other creditor liabilities assumed	278	333
	$2,100	$2,100

5   Inventories

Inventories shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2006	2005
Bunker fuel	$2,866	$1,579
Ship stores	333	304
	$3,199	$1,883

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

6   Vessels and other fixed assets and deferred drydocking costs

Vessels and other fixed assets and deferred drydocking costs shown in the accompanying consolidated balance sheets consist of the following:

	December 31,
	2006	2005
Vessels	$54,268	$52,531
Furniture and fixtures	487	202
Building	229	201
	54,984	52,934
Less accumulated depreciation	(12,302)	(5,256)
	$42,682	$47,678

	December 31,
	2006	2005
Deferred drydocking costs	$7,566	$8,470
Less accumulated amortization	(2,667)	(5,199)
	$4,899	$3,271

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $10,894, $9,341 and $1,114 respectively. For the years ended December 331, 2006, 2005 and 2004, fully depreciated drydocking costs of $6,380, $0 and $0, respectively, have been written off.

7   Accrued expenses and other liabilities

Accrued expenses consist of the following:

	December 31,
	2006	2005
Bunker fuel accruals	$2,181	$833
Port cost accruals	1,285	999
Ship accruals	131	1,199
Voyage expense accruals	1,599	1,011
Other accruals	3,506	348
	$8,702	$4,390

8   Long term debt

On November 16, 2006 the Company raised $185,000 through a private placement bond issue of 11% Senior Secured Notes (the “Notes”). The Notes are subject to an Indenture agreement between the Company and Wilmington Trust Company, as trustee for the Note holders (the “Indenture”). The Notes will mature on December 1, 2011. The Notes were issued at a discount rate of 93.622%, resulting in net

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

8   Long term debt (Continued)

proceeds of $173,201 to the Company. The Notes will accrue interest at a rate of 11% of the principal amount per annum. Interest on the Notes will be payable semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007.

The discount of $11,799 is being amortized to interest expense over the term of the Notes. The unamortized balance at December 31, 2006 was $11,504.

Fees incurred in connection with the Notes totaled $6,827 and is being amortized to interest expense over the term of the Notes. The unamortized balance at December 31, 2006 was $6,656.

The net proceeds to the Company, after payment of fees incurred in connection with the issuance of the Notes, of $166,374 were used to repay all other then outstanding long-term debt of $20,724, fund working capital requirements of $5,650 and to fund the Vessel Acquisition Account.

Concurrently with the issuance of the Notes, the Company deposited into a Vessel Acquisition Account the sum of $140,000. The Vessel Acquisition Account is a secured collateral account administered by the Wilmington Trust Company, for the benefit of the Note holders. These funds will be released for the purpose of purchasing vessels, subject to certain conditions, including that the vessels become collateral for the Notes. Amounts in the Vessel Acquisition Account may also be released to make certain interest payments, to make certain capital expenditures and at maturity to repay the Notes or redeem the Notes. In addition, if, as of December 1, 2008, at least $125,000 of the initial funds deposited in the Vessel Acquisition Account have not been used to purchase additional vessels in accordance with the Indenture, the difference between the funds that have been so expended and the initial deposit must be used to make an offer to purchase the Notes at a price of 101% of the accreted value, plus accrued interest. Any such offered funds that are not used to repurchase Notes in such offer will remain in the Vessel Acquisition Account. The proceeds deposited into the Vessel Acquisition Account were invested in United States Treasury Bills, which generated interest income of $252 through December 31, 2006. The Company paid a deposit of $2,119 in December 2006, related to a vessel acquisition, the Foremost, funded from the proceeds held in the Vessel Acquisition Account.

The bonds are secured by a first priority lien for the benefit of the holders of the Notes by (i) the Company’s existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account.

The Company may redeem some or all of the Notes, at its option, in whole or in part at any time after December 1, 2009 at specified redemption prices as defined in the Indenture, with accrued and unpaid interest, if any, to the date of redemption.

Prior to December 1, 2009, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price of 112.75% of the accreted value of the Notes, plus accrued and unpaid interest to the date of redemption.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

8   Long term debt (Continued)

If a change of control occurs, subject to certain conditions, the Company must offer the Note holders an opportunity to sell to the Company their exchange Notes at a purchase price of 101% of the accreted value of the Notes, plus accrued and unpaid interest to the date of the purchase.

Within 60 days after December 31, 2007 and each subsequent fiscal year, the Company will be required to use a specified percentage of its excess cash flow, as defined in the Indenture, if such excess cash flow exceeds $5,000, to make a pro rata offer to purchase the bonds at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest to the date of purchase. The percentage of excess cash flow required to be used to offer to repurchase Notes will be 100% with respect to the initial period ending December 31, 2007 and fiscal year 2008, and thereafter will be 50% for each subsequent fiscal year. If the amount of the Notes tendered pursuant to such offer is less than the offered excess cash flow amount, such remaining amounts shall be deposited in the Vessel Acquisition Account.

The terms of the Notes contain certain covenants that limit the Company’s ability and that of certain of its subsidiaries to, among other things:

•       incur or guarantee additional indebtedness;

•       pay dividends on the Company’s capital stock or redeem, repurchase or retire the Company’s capital stock or subordinated debt;

•       make investments;

•       create restrictions on the ability of the Company’s restricted subsidiaries to pay dividends or make other payments to the Company;

•       transfer or sell the Company’s assets;

•       engage in transactions with the Company’s affiliates;

•       create liens on the Company’s assets; and

•       consolidate, merge or transfer all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries.

These covenants are subject to certain exceptions and qualifications as described in the Indenture. As of December 31, 2006, the Company was in compliance with all of the covenants contained in the Indenture.

In accordance with the Indenture, on March 9, 2007, the Company filed a registration statement in order to register Exchange Notes for the purpose of offering to exchange the Notes for the Exchange Notes. The Exchange Notes will be identical to the Notes except that the Exchange Notes will be registered under the United States Securities Act of 1933 and will not have restrictions on transfer, registration rights or provisions for special interest and will contain different administrative terms. The Exchange Notes will evidence the same debt as the Notes, and the same Indenture will govern the Exchange Notes and the Notes.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

8   Long term debt (Continued)

At December 31, 2005 long-term debt consisted of the following:

December 31, 2005
$11,200 note payable to Danish bank payable in 4 quarterly installments of $840 through February 2007 followed by 16 quarterly installments of $490, plus interest at LIBOR plus 0.95% due in February 2011, secured by 3 tugs and 4 barges.	$11,200
$15,000 note payable to Irish bank payable in monthly installments ranging from $500 to $139, plus interest at 6.17%, due in March 2010, secured by motor vessels.	10,500
$3,000 unsecured note payable to Cowper Limited with interest at 6% due monthly, due on demand beginning September 2007 with balance due September 2008.	3,000
$3,000 note payable to Irish bank payable in monthly installments of $125, plus interest at 6.48%, due in December 2006, secured by 2 motor vessels, paid in full in March 2006.	1,500
26,200
Less current portion	(11,520)
$14,680

9   Fair value of financial instruments

The principal financial assets of the Company consist of cash on hand and at banks, the vessel acquisition account and accounts receivable due from charters. The principal financial liabilities of the Company consist of long-term debt and accounts payable and accrued expenses and other liabilities.

The carrying values of cash and cash equivalents, vessel acquisition account, due from charters, accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

The estimated fair values of the Company’s long-term debt instruments are as follows:

	December 31, 2006		December 31, 2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Floating rate debt	$—	$—	$11,200	$11,200
Fixed rate debt	$173,496	$173,496	$15,000	$14,948

The estimated fair values of the Company’s variable rate long term debt approximates their individual carrying amounts due to their short-term maturity or the variable-rate nature of the respective borrowings as of December 31, 2005.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

9   Fair value of financial instruments (Continued)

The fair value of the fixed-rate debt is estimated based on current rates offered to the Company for similar debt of the same remaining maturities.

10   Revenue from time charters

The Company’s vessels are available for hire. Total revenue earned on time charters for the years ended December 31, 2006, 2005 and 2004 were $12,909, $33,295 and $654, respectively.

Future minimum time charter revenue based on vessels committed to noncancelable time charter contracts are as follows:

For the years ending December 31,
2007	$16,975
2008	$18,250
2009	$7,400

11   Commitments

The Company leases office space in London, United Kingdom. Rent expense for the year ended December 31, 2006 was $96. The length of the lease on the new office occupied from January 2007 is 8 years.

Future minimum lease payments in respect of office space are as follows:

For the years ending December 31,
2007	$370
2008	$264
2009	$264
2010	$264
2011	$264

The Company has also entered into time charters with various expirations dates through September 2013. Minimum charter hire payments due for the next five years, including time charters entered into through April 10, 2007, are as follows:

For the years ending December 31,
2007	$50,822
2008	$24,449
2009	$19,513
2010	$16,188
2011	$8,486

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

12   Pension schemes

The Company maintains individual employee pension schemes set up for individual employees. The contributions made by the Company will be charged to expense as incurred. The Company has made no contributions nor recognized any pension scheme expense for the years ended December 31, 2006, 2005 and 2004.

13   Director loss of office

A compensation payment of $490 was paid to a director for loss of office. The director resigned on September 15, 2006.

14   Shareholder’s rights agreement

Anti-dilution

The Company shall not issue any share capital without first offering it to existing shareholders, on identical terms, in proportion to their then shareholdings in the Company unless the Company shall be authorized at a shareholders meeting to do so by members holding not less than 60% in nominal value of the shares issued by the Company.

Share transfers

No shareholder shall assign, transfer, exchange, pledge, mortgage, charge or otherwise encumber or dispose of any interest in any of the shares held by it except as authorized by more than 50% of the shareholders unless the transfer is a compulsory transfer. A compulsory transfer of shares occurs if a shareholder resigns as a director or employee; or on a corporate winding up; or fails to remedy a material breach, as defined in the agreement, within 30 days of notification.

15   Contingencies

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

In the normal course of business the Company enters into contracts that contain a variety of indemnifications with its customers, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities. The Company’s maximum exposure under these arrangements is unknown as of December 31, 2006. The Company does not anticipate recognizing any significant losses relating to these arrangements.

BRITANNIA BULK PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Continued)

16   Subsequent events

On January 16, 2007, the Company entered into a Memorandum of Agreement to purchase another Panamax vessel, the Delray (TBR Endeavor II), dwt 70,000 for $36,735, with expected delivery in April 2007.

On February 9, 2007, the Company entered into a Memorandum of Agreement to purchase another Panamax vessel, the Estepona (TBR Endurance II), dwt 70,000 for $36,735, which was delivered on April 10, 2007.

A tug, the Baus (TBR Vornaes II), was purchased on February 9, 2007 for $1,009.

On February 27, 2007, the Company took delivery of a Panamax vessel, the Foremost (TBR Navigator II), dwt 69,146. The purchase price was $28,500, inclusive of the deposit paid during December 2006.

On March 12, 2007, the Company entered into a Memorandum of Agreement to purchase a Handysize vessel, the Nikopios (TBR Commander II), dwt 31,431 for $10,750, with expected delivery in April or May 2007.

In April 2007, the Company entered into an agreement with North-Western Neva Limited, a shareholder, to repurchase 434,168 shares of the Company’s common stock. The total consideration is $7,500 and will be payable in three tranches. The first tranche is for 159,681 shares on April 16, 2007 for consideration of $2,758. The second tranche is for 159,681 shares on April 15, 2008 for a consideration of $2,758. The third and final tranche is for 114,806 shares on April 15, 2009 for a consideration of $1,984.