Form 20-F
period 2007-12-31
Britannia Bulk plc
filed 2008-03-26
CIK 1388016

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration Statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007
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

(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 11% Senior Secured Notes due 2011

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 8,204,314 as of December 31, 2007.

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

  •
  our business plan and strategies.

        This annual report includes "forward-looking statements" as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.

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

  •
  our substantial debt after the offering of our $185 million senior secured notes due 2011;

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

        See the information under the heading "Item 3. Key Information—Risk Factors" for a discussion important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The selected consolidated historical financial data of Britannia Bulk Plc as of and for the years ended December 31, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Britannia Bulk Plc commenced operations in 2004 with the acquisition of certain assets and therefore selected consolidated historical financial data as of and for the year ended December 31, 2003 has not been presented herein. The data in the following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes included in this annual report. The financial information should also be read together with "Item 5.—Operating and Financial Review and Prospects" included elsewhere in this annual report.

	Years ended December 31,
	2007	2006	2005	2004
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues	$566,641	$191,503	$184,585	$42,125

Operating expenses
Voyage expenses, charter hire expenses and commissions	435,061	151,879	149,549	29,298
Vessel operating expenses	24,070	12,870	12,137	2,802
Depreciation and amortization	22,564	10,894	9,341	1,114
General and administrative	18,143	9,410	3,666	148
Expense to related parties	—	—	131	799
Foreign currency transaction losses and (gains), net	60	(202)	120	88

Total operating expenses	499,898	184,851	174,944	34,249

Operating income	66,743	6,652	9,641	7,876
Minority interest expense	(33)	(72)	(28)	—
Interest income	4,103	1,096	272	23
Interest expense	(23,296)	(5,122)	(1,353)	(271)

Income before taxes	47,517	2,554	8,532	7,628
Provision for taxes	(1,500)	(160)	(284)	(49)

Net income	$46,017	$2,394	$8,248	$7,579

Weighted average number of ordinary shares outstanding	8,523,676	8,683,289	5,697,612	207,720

Basic earnings per ordinary share	$5.40	$0.28	$1.45	$36.49

	Year ended December 31,
	2007	2006	2005	2004
	($ in thousands except share and per share amounts)
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities	$51,601	$13,034	$14,410	$2,992
Net cash used in investing activities	(3,738)	(142,321)	(27,850)	(24,888)
Net cash provided by financing activities	(9,826)	140,056	10,514	31,292
BALANCE SHEET DATA:
Cash	$55,207	$17,170	$6,401	$9,327
Current assets, including cash	155,867	167,009	18,672	17,322
Vessels and other fixed assets, net	143,404	42,682	47,678	24,169
Total assets	318,416	223,365	70,010	47,801
Current liabilities, including current portion of long-term debt	70,349	15,328	23,268	26,945
Total long-term debt, excluding current portion	175,290	173,496	14,680	8,290
OTHER FINANCIAL DATA:
EBITDA(1)	$89,274	$17,474	$18,954	$8,990
OPERATING STATISTICS:
Owned vessels (at end of period)	19	13	12	4
Chartered-in vessels (at end of period)	44	20	17	12
Total	63	33	29	16
Tonnes of cargo shipped (in '000's)	11,811	10,737	8,040	2,438
Average Daily Results
Owned vessels:
Average number of vessels(2)	17	12	5	1
Available days(3)	3,345	2,021	1,609	371
Operating days(4)	3,218	2,021	1,609	371
Time-charter equivalent(5)	$18,854	$16,273	$17,798	$21,216
Daily vessel operating expenses(6)	$7,141	$6,167	$5,620	$6,359
Chartered-in vessels:
Average number of vessels(7)	31	16	15	4
Operating days(8)	11,194	5,824	5,501	1,556
Time-charter equivalent(5)	$34,878	$13,932	$17,305	$16,450
Charter hire expense(9)	$27,670	$13,001	$17,039	$10,362

(1)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, EBITDA is included because it is used by management and certain investors as a measure of operating performance. Our management uses EBITDA as a performance measure in consolidating internal financial statements and to evaluate our ability to service additional debt and make capital expenditures. EBITDA is also presented for review at our board meetings. In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in the shipping industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	Year ended December 31,
	2007	2006	2005	2004
	($ in thousands)
Net income:	$46,017	$2,394	$8,248	$7,579
Plus:
Interest expense, net	19,193	4,026	1,081	248
Provision for taxes	1,500	160	284	49
Depreciation and amortization	22,564	10,894	9,341	1,114

EBITDA	$89,274	$17,474	$18,954	$8,990

(2)
Weighted average number of owned vessels.

(3)
Number of days we owned the vessels, excluding scheduled off-hire days associated with major repairs, drydocking or special or intermediate surveys.

(4)
Number of days that our owned vessels were earning revenue.

(5)
Revenues net of voyage expenses and commissions divided by number of available days in the period.

(6)
Vessel operating expenses divided by the number of operating days.

(7)
Weighted average number of chartered-in vessels.

(8)
Number of days that our chartered-in vessels were earning revenue.

(9)
Total expenses associated with chartering-in vessels, comprising the hire expenses paid to the vessel owners, and including crew and equipment costs, divided by the number of operating days.

Exchange Rates

        For a discussion of the impact of currency fluctuations on our consolidated results of operations and combined financial position, see "Item 5.—Operating and Financial Review and Prospects."

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

RISKS RELATING TO OUR BUSINESS

We depend on the Baltic trade of coal, fertilizers, scrap metals and iron-ore for a large part of our revenues, and a decline in demand may negatively impact our results.

        We depend on the Baltic trade for coal, fertilizers, scrap metals and iron-ore for a significant part of our revenues, and a decline in demand for the commodities we transport from the Baltic region may result in a decrease in demand for our services. The principal factors affecting demand for these commodities are outside of our control, and the nature, timing and degree of changes in economic conditions are unpredictable.

        The principal factors that influence demand for the commodities we transport include:

  •
  Global and regional economic and political conditions. For example, strong economic performance in much of the developed world has significantly increased demand for coal and iron-ore. In general, Europe has also experienced increased demand for coal, within both the steel and energy sectors, where high oil prices are causing increased use of coal fire power stations;

  •
  Weather conditions. For example, demand for coal in the United Kingdom was significantly lower during fourth quarter of 2006 and the first quarter of 2007 as compared with the same period in 2005 and 2006 due to warmer temperatures throughout Europe. The grain trade is also subject to effects caused by weather conditions, such as reduced harvests, increased grain prices and fluctuations in demand and export volumes;

  •
  Environmental and other regulatory developments;

  •
  Government actions such as controls on imports, exports and prices, new forms of taxation and increased government regulation; and

  •
  Developments in international trade.

        Our ability to employ a significant portion of our vessels at profitable rates will depend upon, among other things, the current state of the trade for the commodities we transport. If rates are low when our vessels' contracts expire, or when we are trying to employ newly acquired vessels, we may be forced to charter them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or adversely affect our financial condition.

We may not be able to grow or effectively manage our growth, which could cause us to incur additional indebtedness and other liabilities and adversely affect our business.

        A principal focus of our business strategy is to grow by expanding our business. The addition of vessels to our fleet will result in an increase in the size of our fleet and impose significant additional responsibilities on our management and staff. As we expect our fleet to grow, we may be required to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the additional vessels. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

  •
  locate and acquire suitable vessels;

  •
  expand our customer base;

  •
  manage our expansion, including improving and growing our financing and operating systems;

  •
  recruit suitable additional seafarers and shore-based administrative and management personnel; and

  •
  generate sufficient capital or obtain required financing for our existing and new operations.

        Future vessel acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, competition from other buyers for vessels due to a significant increase in charter rates available to vessel owners could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with these plans.

As we expand our business, we will need to improve our operations and financial systems. If we are unable to improve or experience delays in improving these systems, we may not be able to effectively control our operations.

        Our current operating and financial systems may not be adequate as we continue to implement our expansion plan, and we may experience delays or failures in our attempts to improve these systems. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees for our vessels and offices as we expand our operations, we may be unable to effectively control and manage the increased size of our operations. Additional management, infrastructure and operations and financial systems will be needed to effectively oversee our growing operations and prevent any errors that might otherwise result from the rapid growth of our operations.

Purchasing and operating previously owned vessels and the aging of our owned fleet may result in unexpected repair costs, increased operating costs and reduced fleet utilization.

        Our current business strategy includes the acquisition and operation of previously owned vessels, including the vessels we have recently acquired. While we have the right to inspect previously owned vessels prior to purchase and have performed such inspection when we deemed it advisable to do so, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Previously owned vessels may have conditions or defects that we were not aware of when we bought the vessels and that may require us to incur costly repairs to the vessels, particularly since secondhand vessels generally do not receive the benefit of warranties. If this were to occur, such hidden defects or problems may be expensive to repair when detected and, if not detected, may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our costs.

        In addition to these risks involved relating to potential undisclosed liabilities and obligations, we also face the possibility that indemnification agreements pertaining to the acquisition of a vessel, if any, will be unenforceable or insufficient to cover potential losses and we also face difficulties associated with imposing common standards, controls, procedures and policies and obtaining additional qualified personnel.

        Our owned fleet, as at December 31, 2007, had a combined capacity of 522,250 dwt and an average age of 20.3 years, compared to an average age of the worldwide drybulk carrier fleet of approximately 15 years. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels more expensive and less desirable to charterers and vessel owners. Governmental regulations, including environmental regulations, safety or other equipment standards relating to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage or how and when vessels need to be dismantled and disposed of. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may be unable to attract and retain key management personnel and other employees, which may negatively affect the effectiveness of our management and our results of operations.

        To a significant extent, our success depends upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. Specifically, individuals on our management team have established strong relationships with many of our significant customers, which in some cases predate such executive's employment with us. The loss of any of these individuals could adversely affect our business prospects and financial condition, and relationships with those customers for which such departing executive had an established relationship. In addition, difficulty in hiring and retaining personnel could adversely affect our business, results of operations, cash flows and financial condition.

The rapid growth of our chartered-in fleet may disqualify us from the United Kingdom tonnage tax regime and could result in an increased tax burden on future earnings as well as a significant one-time charge from the recognition of a deferred tax liability.

        We currently operate under the United Kingdom tonnage tax regime for corporation tax purposes. Under this regime, subject to our continued qualification and compliance with certain conditions, we are taxed on the tonnage of our fleet, rather than on corporate income earned from operations. Our election to be taxed under the tonnage tax regime is effective until 2014 so long as we maintain our tonnage tax qualification by chartering-in no more than 75% of our net owned and chartered-in tonnage during a rolling 12-month accounting period. We may make a re-election to be taxed under this regime for an additional 10 years at any point up to 2014.

        As a result of the rapid growth of our chartering-in business, we exceeded the 75% limit on chartered-in tonnage in 2007. We actively monitor our business to comply with the requirements, but we cannot guarantee that we will not breach the limit in 2008 or in subsequent years. If we breach this limit in two or more consecutive annual accounting periods, we may be excluded from the United Kingdom tonnage tax regime and, as a result, will become subject to normal United Kingdom corporation tax rules, with our profits taxable at 30% going forward. Any such exclusion would be entirely prospective from the date of exclusion from the regime. If we breach the United Kingdom tonnage tax limitations again in 2008, the first date on which we would become subject to United Kingdom corporation tax would be January 1, 2009. Under the tonnage tax regime, our effective tax rate, defined as our tax expense expressed as a percentage of our income before taxes, was approximately 3% for 2007 and 6% for the fiscal year 2006, respectively. In addition, if we were excluded from the regime, we would incur a significant deferred tax liability which would have a significant effect on our financial results for the year in which we were so excluded.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

        We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risk insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance. We can give no assurance that we are adequately insured against all risks that we may face or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions that may increase our costs. All our policies are renewed and, if necessary, coverage amounts adjusted, on an annual basis, but due to market fluctuations in vessel valuations, we may not be fully covered for any losses sustained throughout the year.

We depend on COAs, which could lock us in at unfavorable rates for our shipping services for a certain amount of time.

        Historically, we have depended in large part on COAs, and we expect we will continue to utilize these contracts in the future to achieve our business strategy. While COAs provide a relatively stable and predictable source of income, they fix the rate we are paid for our drybulk shipping services for a given volume of freight and voyage. Once we have entered into a COA, factors beyond our control may cause the rates we are paid under that COA to become unprofitable. Nevertheless, we would be obligated to continue to perform at these rates for the term of the COA. The requirement to perform these contracts on the terms of the COA regardless of intervening factors may adversely affect our results of operations and financial condition.

Our business strategy includes chartering-in vessels, and the inability to find employment for our chartered-in vessels at rates that cover our charter-in costs or to find suitable vessels at suitable rates could result in material adverse effects on our business, results of operations and financial condition.

        Our business strategy depends in part on our ability to charter-in vessels. As of December 31, 2007, our total payment obligations under existing charter-in contracts were $926.9 million, of which $566.6 million are scheduled to become due in the next three years. If charter rates were to subsequently decrease substantially relative to rates at which we have chartered-in vessels or we were unable to find immediate employment for such chartered-in vessels, our obligation under the charters to pay above-market charter rates would remain until the expiration of the charter-ins which may adversely affect our results of operations and financial condition. Furthermore if we are not able to find vessels to charter-in in the future, or to charter-in vessels at what we deem to be a reasonable rate, we may experience a material adverse effect on our business, results of operations and financial condition. See "Item 5. Operating and Financial Review and Prospects—Contractual Obligations."

We are subject to certain credit risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts, decreasing our revenues and earnings.

        We charter some of our vessels to other parties who pay us a daily rate of hire. We also enter into contracts of COAs and voyage charters. In circumstances where we charter out our vessels, we rely on the ability of time charterers to pay charter hire, especially when rates available in the spot market are less than previously agreed upon time charter rates. Additionally, we may from time to time enter into drybulk forward freight agreements, or FFAs, as economic hedges relating to identifiable ship or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. While historically we have not experienced any material collection problems with counterparties, COAs and FFAs subject us to credit risks at various levels, including with charterers or cargo interests. If our counterparties fail to meet their obligations, we could suffer losses on such contracts which would decrease our revenues and earnings.

We are highly dependant upon volatile spot market charter rates.

        We depend on spot market charters for a significant portion of our revenues. In 2007, 2006 and 2005, we derived approximately 23%, 6% and 18%, respectively, of our revenues in the spot market. Although chartering a significant portion of our vessels on the spot market affords us greater opportunity to increase income from operations when rates rise, dependence on the spot market could result in earnings volatility. A significant decrease in our spot market rates could adversely affect our profits or result in cash losses.

Trading and complementary hedging activities in Forward Freight Agreements (FFAs) and related FFA options subject us to trading risks and we may suffer trading losses that reduce our earnings.

        Volatility in the shipping market requires constant adjustment of the balance between chartering out vessels for long periods of time and trading them on a spot basis. We may from time to time attempt to manage and mitigate that risk through trading and complementary hedging activities in forward freight agreements, or FFAs, and related FFA options. However, there is no assurance we will be able to successfully protect ourselves from volatility in the shipping market. If we take positions in FFAs or related FFA options and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFAs. This could adversely affect our results or operations, cash flows and earnings.

Labor interruptions could disrupt our business.

        Our vessels are crewed by seafarers who generally have employment contracts with us, typically with terms ranging from six months to a year. Industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and if such industrial or other action is not resolved in a timely and cost-effective manner it could have a material adverse effect on our business, results of operations, cash flows and financial condition.

It may be difficult to serve process on or enforce a United States judgment against our officers, our directors and us.

        We are a public limited company incorporated under the laws of England and Wales. All of our directors and executive officers live outside of the United States. Substantially all of the assets of our directors and officers and our assets are located outside the United States. As a result, it may not be possible for you to serve process on such persons or us in the United States or enforce judgments obtained in United States courts against them or us to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, there is uncertainty as to whether the courts of the United Kingdom would (i) enforce judgments of United States courts obtained against us or our officers and directors predicated on the civil liability provisions of the United States federal or state securities laws, or (ii) entertain original actions brought in courts in the United Kingdom against us or our officers and directors predicated on United States federal or state securities laws.

Industry Specific Risk Factors

The international drybulk shipping industry is cyclical and volatile, and, although charter rates for drybulk carriers have been at historically high levels recently, future growth will depend on continued growth in the world economy and a downturn may lead to reductions and volatility in our charter or contract rates, vessel values and results of operations.

        The international drybulk shipping industry is cyclical, with attendant volatility in charter rates, contract rates for COAs and, as a result, company profitability. The degree of charter and contract rate volatility across different types of drybulk carriers has varied widely. For example, although charter rates decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently at or near their historic highs. Fluctuations in charter and contract rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by marine vessels internationally. The factors affecting supply and demand for vessels and for products or materials transported by drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        We anticipate that future demand for our drybulk carriers and drybulk charter rates will be dependent, in part, upon continued economic growth in the Asia Pacific region and the rest of the world, seasonal and regional changes in demand and changes in the capacity of the world fleet. For example, currently China, Japan and other Asia Pacific economies are the principal driving force behind the increase in the seaborne drybulk trade and, therefore, the demand for drybulk carriers. Demand from such economies has driven increases in charter rates and vessel values. The capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue. If such growth slows or the economy contracts, such would create an oversupply of vessels to transport declining volumes of drybulk commodities, which would lead to a significant drop in charter rates for drybulk vessels.

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
  the number of new-build deliveries;

  •
  the scrapping rate of older vessels;

  •
  the costs of building new vessels and drydocking vessels for repair;

  •
  changes in environmental and other regulations that may limit the useful life of vessels;

  •
  the number of vessels that are out of service;

  •
  vessel casualties; and

  •
  port or canal congestion or closure.

        Our ability to recharter or recontract our drybulk carriers upon the expiration or termination of their current time charters or COAs and the charter or contract rates payable under any renewal or replacement charters or COAs will depend upon, among other things, the then current state of the drybulk carrier market and the demand for the cargoes we carry, primarily coal. If the drybulk carrier market or the market for coal or other drybulk commodities that we ship is in a low period when our vessels' charters or contracts expire, or we are trying to charter, or enter into COAs, with respect to newly acquired vessels, we may be forced to charter or contract them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

        In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The operation of drybulk carriers has certain unique operational risks, which can result in damage to vessels, equipment and cargoes.

        The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship creates risks. By their nature, drybulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. In addition, we may incur significant losses or costs relating to the operation of vessels used for the purpose of carrying various products and raw materials, including ammonia nitrate. Due to the potentially destructive and dangerous nature of the cargo, in particular ammonia nitrate on board the vessels, any such event may result in uncontrolled or catastrophic circumstances, including fires, explosions, accidents and severe pollution. Such circumstances may result in severe damage and/or injury to property, the environment and humans. Furthermore, from December to May, many of our typical trade routes are ice restricted. These conditions increase the risk to vessel and crew safety as vessels are more difficult to navigate and may be damaged by the ice. Furthermore, drybulk carriers are often subjected to battering treatment with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers during unloading operations. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breaching at sea and hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels' bulkheads leading to the loss of the vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. We also may experience collisions from time to time with other vessels, tugs or barges which may result in significant damage to our fleet. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of repairs are unpredictable and can be substantial. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel's position. The loss of earnings while our vessels are being repaired, repositioned and forced to wait, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for servicing our debt, paying dividends and acquiring additional vessels. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance. Any of these circumstances or events could negatively impact our business, financial condition and results of operations.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

        We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter or contract rates than we are able to offer.

Rising fuel prices may adversely affect our profits.

        We bear the cost of fuel used to power our vessels in many of our shipping operations, including when our vessels are subject to COAs and spot charters. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, overall supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. A substantial increase in the cost of fuel may adversely affect our profitability and reduce the competitiveness of our business versus other forms of transportation such as truck or rail.

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

        These regulatory requirements can affect the resale values or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could also incur material liabilities, including cleanup obligations, in the event that there is a release of pollutants from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of, or liabilities under, environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and may not be covered fully or at all by insurance policies.

        In addition, in complying with existing environmental laws and regulations and those that may be adopted, ship owners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements and the associated plans for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and to require significant capital expenditures for our vessels to remain in compliance, or even to lead to the scrapping or selling of certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. In addition, as a result of accidents such as the November 2002 oil spill from the motor tanker Prestige, a 26-year old single-hull tanker (which was owned by a company unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results. For further information, see "Item 4.B. Business Overview—Environmental and Other Regulations."

Compliance with safety rules and other regulations administered by classification societies may be very costly.

        The hull and machinery of large, ocean-going commercial vessels must be certified as being "in class" by a classification society authorized by a vessel's country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of that registry.

        An ocean-going drybulk vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the vessel's underwater parts. In addition to the shipyard costs and the cost of the vessel's out-of-service time, these scheduled surveys may be very costly depending upon deficiencies that may be recorded by the classification society prior to re-certifying the vessel as "in class."

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

World events could affect our results of operations and financial condition.

        Terrorist attacks such as those in New York on September 11, 2001 and in London on July 7, 2005, as well as the threat of future terrorist attacks in the United States, United Kingdom or elsewhere, may cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Terrorists have specifically targeted vessels in the past, and there can be no assurance they will not do so in the future. The continuing conflict in Iraq may also lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, costs and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

        Certain claimants may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. Such liens may arise in support of, among other things, claims by unpaid shipbuilders or ship repairers remaining in possession of the vessel, claims for salvage, claims for damage caused by a vessel in collision, claims for seamen's wages, master's wages and other employment benefits and master's disbursements and claims for pilotage, as well as potential claims for necessary goods and services supplied to a vessel. The ranking of such liens and the degree to which they are enforced vary from one jurisdiction to another.

        In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.

        In addition, in some jurisdictions, under the "sister ship" theory of liability, it may be possible for a claimant to arrest both the vessel subject to the claimant's maritime lien and any "associated" vessel, including any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one or more vessels in our fleet for claims relating to another of our vessels.

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

Risks Relating to Our Debt

The terms of the indenture governing our senior secured notes impose significant operating and financial restrictions on us. These restrictions may limit our ability to successfully carry out our business strategy, which could materially and adversely affect our business, financial condition or results of operations.

        The indenture governing our senior secured notes imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

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

        In addition, we will be required to use specified portions of our excess cash flow, if any, to make annual offers to repurchase notes.

        These restrictions, among others, could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

        If we fail to comply with covenants contained in any of our debt, it could lead to the acceleration of the related debt and the acceleration of debt under other debt instruments containing cross acceleration or cross default provisions. If this occurred, we might not be able to refinance or otherwise repay this debt.

Our substantial amount of debt may adversely affect our financial health and could affect our ability to service debt or obtain additional financing or refinancing, if necessary, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

        As of December 31, 2007, we had total outstanding indebtedness equal to $175.3 million. We may also incur additional debt, which may be secured in certain circumstances, to acquire vessels in the future.

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

        The terms of our debt restrict, but do not fully prohibit, us and our subsidiaries from borrowing. Accordingly, despite our current debt levels, we may still be able to incur substantially more debt. If we incur additional debt, the risks described above could intensify.

        To service our indebtedness we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control and we cannot assure you that our business will be able to generate sufficient cash flow from operations in the future to service our debt, make necessary capital expenditures or to fund our other liquidity needs. If we fail to do so, we may be required:

  •
  to refinance some or all of our existing debt;

  •
  to sell assets in order to make debt service payments; or

  •
  to seek additional debt or equity capital.

        In addition, any failure to make scheduled payments of interest and principal on our debt may result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, including payments on the senior secured notes and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

        Furthermore, we may need to refinance all or a part of our debt at final maturity and any additional debt financing, if available, may involve further restrictions on our financing and operating activities and our ability to make scheduled payments of the principal of, to pay interest on or to refinance our debt, and to make payments on our other obligations depends on our future performance.

In the event of foreclosure, the proceeds from a sale of the collateral securing our senior secured notes may not be sufficient to satisfy amounts due thereunder.

        Our senior secured notes are secured by, among other things, a first priority lien in favor of the trustee for the benefit of the holders of the notes on certain of our existing vessels. The amount to be received from a foreclosure or similar disposition of the collateral will depend upon numerous factors, including market and economic conditions, the availability of buyers, the timing and manner of sale and similar factors. There can be no assurance that the collateral can or will be liquidated in a short period of time or at all. As a result, we cannot assure you that the proceeds of any sale of the collateral would be sufficient to satisfy the amounts due on our senior secured notes. If the proceeds from the sale of the collateral are not sufficient to repay all amounts due on our senior secured notes, the holders of our senior secured notes would have only a senior unsecured claim against our remaining assets. Furthermore, the collateral will likely decline in value over time.

We may not be able to repurchase our senior secured notes upon a change of control.

        Upon the occurrence of a change of control, holders of our senior secured notes will have the right to require us to repurchase all or any part of such holders' senior secured notes at a price equal to 101% of the accreted value of the senior secured notes, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient funds at the time of the change of control to make the required repurchases. The source of any funds for any repurchase required as a result of a change of control will be our available cash or cash generated from our business operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the senior secured notes tendered.

A court may void the guarantees of our senior secured notes or subordinate the guarantees to other obligations of the guarantors.

        Although standards may vary depending upon applicable law, a court could void all or a portion of the guarantees of the senior secured notes or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of the senior secured notes against any guarantor were voided or held to be subordinated in favor of other creditors of that guarantor, the other creditors would be entitled to be paid in full before any payment could be made on the senior secured notes. If one or more of the guarantees is voided or subordinated, we cannot assure you that after providing for all prior claims, there would be sufficient assets remaining to satisfy the claims of the holders of the senior secured notes.

Maritime liens may arise and take priority over the liens securing our senior secured notes.

        If maritime liens are attached to our vessels, such liens may take priority over the liens securing the senior secured notes. Maritime liens, such as liens for unpaid crew wages or personal injuries, may attach without any court action, registration or documentation and accordingly their existence cannot necessarily be identified. Maritime liens that attach to the collateral would reduce the amount available to our noteholders for recovery in the event of a default on the senior secured notes.

Insolvency could adversely affect the ability of holders of the senior secured notes to enforce their rights under the senior secured notes.

        There is a risk under English law that if we and/or our English subsidiaries were to go into liquidation, administration or other insolvency proceedings ("Insolvency") the ability of the holders of the senior secured notes to recover in full or in part may be impaired. In particular:

  •
  upon Insolvency, there may be inadequate funds available to pay the holders of the senior secured notes in full or in part. Insofar as the holders of the senior secured notes are secured creditors in an Insolvency, there may be inadequate funds to pay secured creditors;

  •
  secured debts pursuant to floating charges will rank in priority after the expenses of the liquidation and preferential debts (e.g. certain occupational pension obligations and amounts owed to employees);

  •
  a certain proportion of assets covered by any floating charge is "ring fenced" and made available pro-rata to unsecured creditors (which may include the holders of the senior secured notes for those purposes). The exact amount will depend upon the total value of our and our relevant subsidiaries' property. Currently the total amount ring fenced cannot exceed £600,000. It is always possible that this amount might be increased by subsequent legislation; and

  •
  under English insolvency law, an administrator or liquidator ("Office Holder") of a company has certain powers to apply to an English court to challenge certain transactions entered into by a company. In particular:

  •
  as a transaction at an undervalue: where a company has, within the period of two years ending with the onset of insolvency, entered into a transaction with any person at an undervalue, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not entered into that transaction. A company enters into a transaction with a person at an undervalue if the company makes a gift to that person or otherwise enters into a transaction with that person on terms that provide for the company to receive no consideration, or if the company enters into a transaction with that person for a consideration the value of which, in money or money's worth, is significantly less than the value, in money or money's worth, of the consideration provided by the company; and

  •
  as a preference: where a company has at a relevant time (within six months ending with the onset of insolvency or two years in the case of a "connected person") given a preference to any person, the Office Holder may apply to the court for an order to restore the position to what it would have been if the company had not given that preference. A company gives a preference to a person if that person is one of the company's creditors or a surety or guarantor for any of the company's debts or other liabilities, and if the company does anything or suffers anything to be done which, in either case, has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position he would have been in if that thing had not been done.

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

        It should be noted that pursuant to the European Union Regulation on Insolvency Proceedings 2000, the courts of the member state in which the debtor's centre of main interests is situated has jurisdiction to open insolvency proceedings. There is a presumption that the centre of main interests will be where the company's registered office is located, but this presumption can be rebutted by evidence to the contrary. In addition, the centre of main interests to the company may change over time. There is therefore a risk that if, on the facts at the time the relevant company is insolvent, the centre of our main interests or those of our relevant subsidiary may not be England but another member state. In those circumstances we and/or the relevant subsidiary as appropriate will be subject to insolvency proceedings and the insolvency laws of that member state. Further, subsidiary insolvency proceedings may be commenced in other EU states.

        Insofar as a claim is accepted by the Liquidator, there may be a significant delay in obtaining any payment from the Liquidator as it will inevitably take the Liquidator time to realise the company's assets. This delay is unlikely to be compensated in interest. The holders of senior secured notes may receive in exchange for their claims the recovery that could be substantially less than the amount of their claims, or even nothing, and any such recovery could be in the form of cash, new debt instruments or some other security. Further, the Liquidator's ability to enforce security or collateral on behalf of the relevant company may be compromised by defects, procedural restrictions, consent of third parties and practical considerations as stated with the realisation of assets.

        Insofar as assets exist in the form of vessels or cargoes, these may be subject to arrest in foreign jurisdictions, and the disposition of those assets will be subject to foreign law and procedure. It is therefore impossible to predict whether and to what extent the value of those assets will be available to any liquidator.

        It is impossible to predict what recovery, if any, would be available to a holder of the senior secured notes in an insolvency.

Changes in law may affect the senior secured notes

        No assurance can be given as to the impact of any possible change to U.S., English, Danish, Panamanian or Luxembourg law, tax, regulatory or administrative practice after the date of this document.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a public limited company organized in the United Kingdom on September 13, 1999. We commenced operations in 2004. In November 2007, we carried out a corporate reorganization which involved the incorporation of Britannia Bulk Holdings Plc (a public limited company incorporated in England and Wales) and the exchange by the shareholders of Britannia Bulk Plc of their ordinary shares in Britannia Bulk Plc for ordinary shares in Britannia Bulk Holdings Plc. As a result of the reorganization, our former shareholders are now the shareholders of Britannia Bulk Holdings Plc, and we are a wholly-owned subsidiary of Britannia Bulk Holdings Plc. Our founder is our Chief Executive Officer, Mr. Arvid Tage. Mr. Tage and certain other directors and members of senior management hold in excess of 90% of our outstanding equity interests. For more information on our major shareholders and share capital, please see "Item 7.—Major Shareholders and Related Party Transactions." Our technical management is provided through our majority-owned subsidiary, Svendborg Ship Management A/S. Substantially all of our tugs and barges are owned by our wholly-owned Danish subsidiary, Britannia Bulk DK A/S, and each of our drybulk vessels, as well as one of our tugs, is owned by one of our wholly-owned subsidiaries incorporated in Panama. See "Item 4.C.—Organizational Structure."

        We were primarily incorporated to concentrate on handy size business but have now entered the Panamax sector, as well as the oceangoing barge sector, in order to further extend our expanding portfolio of charterers. Five of our ocean-going drybulk carriers were acquired in 2004 and the first half of 2005. In December 2005, we took delivery of three tugs and four barges. In October 2006 and February 2007, respectively, we acquired an additional barge and tug. In 2007, following the completion of the offering of the senior secured notes, we purchased three Panamax vessels, one Handymax vessel and one Handysize vessel. In January 2008, we purchased a Handysize vessel pursuant to a 2007 memorandum agreement. In February 2008, we purchased two Handyman vessels pursuant to a 2007 memorandum agreement. For more information on our fleet, please see "Item 4.B. Business Overview—Our Fleet and Operations."

        On November 16, 2006, we completed a private placement of $185 million in aggregate principal amount of our 11% senior secured notes due 2011. The senior secured notes were issued pursuant to an Indenture in a transaction exempt from the registration requirements under the Securities Act. The senior secured notes were sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act. The senior secured notes will mature on December 1, 2011 and interest is payable on the senior secured notes on each June 1 and December 1, beginning June 1, 2007. The senior secured notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of our future subsidiaries.

        Pursuant to a registration rights agreement, we and our subsidiaries filed an exchange offer registration statement on Form F-4 with the SEC with respect to an offer to exchange the senior secured notes for substantially identical notes that are registered under the Securities Act. The exchange offer registration statement on Form F-4 was declared effective on March 9, 2007. In addition, on March 14, 2007, we commenced an offer to exchange substantially similar registered notes for the senior secured notes. This exchange offer was completed on April 11, 2007 with substantially all outstanding unregistered notes exchanged for registered notes. The description set forth above is qualified in its entirety by the indenture, the form of senior secured notes and the registration rights agreement, which are filed as exhibits to the exchange offer registration statement on Form F-4.

        In April 2007, we entered into an agreement with North Western Neva Limited to repurchase 434,168 of our ordinary shares. The total consideration was to be $7.5 million and payable in three tranches. The first tranche was for 159,681 ordinary shares and closed on April 16, 2007 for a consideration of $2.8 million in cash. The second tranche was for 159,681 ordinary shares and was scheduled to close on April 15, 2008 for a consideration of $2.8 million in cash. The third and final tranche was for 114,806 ordinary shares and was scheduled to close on April 15, 2009 for a consideration of $2.0 million in cash. The purchase agreement also included a provision whereby our shareholders had the option to purchase the remaining 44,875 shares held by North Western Neva Limited for $775.

        In November 2007, this agreement was amended enabling us to complete the repurchase of the outstanding second and third tranche of ordinary shares, immediately. As a result of the amendment, on November 14, 2007, we repurchased 274,487 ordinary shares for $4,742.

        Simultaneous with the execution of the amended agreement, Arvid Tage, our chief executive officer, purchased 44,875 ordinary shares held by North Western Neva Limited and covenanted to perform North Western Neva Limited's obligation to sell the additional 44,875 ordinary shares back to us, in each case, pursuant to a plan approved by our board of directors. As a result of the simultaneous amendment agreement and assignment agreement, we completed the repurchase of all ordinary shares held by North Western Neva Limited on November 8, 2007.

        Our principal executive and registered office is located at Dexter House, 2nd Floor, 2 Royal Mint Court, London EC3N 4QN, United Kingdom. Our telephone number at that address is 011 44 20 7264 4900. Our corporate website address is http://www.britbulk.com.

B.    BUSINESS OVERVIEW

Overview

        We are an international provider of drybulk shipping and maritime logistics services with a leading market position in transporting drybulk commodities in and out of the Baltic region. Our current owned fleet is diversified and consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean-going ice-class barges, and four ice-class tugs. Ice-class vessels are those that have been specifically constructed and certified for transportation in icy conditions, which are a particular feature of the Baltic region for approximately half of each year. Based on our market knowledge, there are currently fewer than 10 ice-class Panamax drybulk vessels which are less than 10 years old.

        To complement our owned fleet, we actively charter-in a significant number of vessels to increase our overall dwt capacity and enhance our service to our customers. As at December 31, 2007, the number of chartered-in drybulk vessels under our control was 44, nine of which were ice-class. These chartered-in vessels added dwt capacity of 2,064,155, significantly increasing our total fleet of controlled vessels. Revenues from our chartered-in tonnage have grown significantly in the last year as we have expanded our fleet, broker network and customer base. Further, growth has been aided by a stronger overall demand in the drybulk shipping market, coupled with strong freight rates and increased trade for the commodities we transport. The combination of owning and chartering-in our fleet provides us with the flexibility to capitalize on profitable opportunities.

        Our managed drybulk vessels serve a wide variety of ports and carry multiple cargoes, while our tug and barge vessels provide the flexibility for us to serve ports that are too small or otherwise unable to accommodate traditional drybulk vessels. We derive a significant portion of our revenue primarily from the short-haul transportation of coal, fertilizers, scrap metals, iron-ore, grain and other bulk cargoes from ports in the Baltic region to countries in northern and western Europe, including the United Kingdom, Denmark and Germany. In addition, we transport these bulk cargoes from the Baltic region along global trade routes to India, Brazil and Argentina, and across South East Asia trade routes, from India to China, and from Australia to India. A typical long-haul trade route for us would involve the transportation of Baltic-sourced fertilizers to Brazil and Argentina, and the transportation of South American-sourced grain back to Europe.

        We have long-standing relationships with key customers, including Corus, Glencore International, Siberian Coal Energy Company (SUEK) and Weglokoks, and more recent relationships with BHP Billiton, Peabody Energy and Rio Tinto. Our customer base is diversified and, for the year ended December 31, 2007, no customer represented more than 7% of our revenues. A significant portion of our revenue with such customers is earned under fixed price COAs, more fully described below.

        In addition to vessel operation and chartering, we also provide maritime logistics services for our customers. These logistics services include port modification, fendering (the provision of materials used to prevent damage to vessels when docking), lightening, dredging of berths to accommodate larger vessels, maximizing vessel throughput in ports, provision of floating cranes and self-discharging equipment. We believe our maritime logistics services enhance our profitability, add value and depth to the services we can provide and result in stronger relationships with our customers, which in turn enhance our customer retention and create new and repeat business opportunities.

        For the year ended December 31, 2007, approximately 40% of our revenue was earned from the shipment of drybulk commodities from the Baltic region, where we have significant operational expertise and capabilities. The Baltic region represents an attractive market in the international drybulk shipping industry with unique characteristics, such as a predominance of short-haul trades and icy conditions, for which our fleet is ideally suited. Drybulk transportation in this region has increased substantially in recent years due to increased exports of Russian coal to Europe. In addition, we have experienced recent growth in our involvement in the shipment of fertilizers and grain in and out of the region.

        A significant portion of our revenue is earned under fixed price COAs, under which we deliver certain amounts of cargo for our customers over terms ranging from a few weeks to over a year, providing us with stable and predictable cash flows in the near to medium term. COAs are priced on a US$per cargo tonne basis, as opposed to being priced on a per day basis, as with time charter contracts. We benchmark our COA rates against Time-Charter Equivalent (TCE) Rates. See "Item 5. Operating and Financial Review and Prospects—Operational Metrics." We believe that the trade in the Baltic region relies on COAs rather than spot or time charters (under which we generate the balance of our revenue) because of the predominance of short-haul trades.

        The following table sets forth tonnes of cargo shipped under COA contracts for the periods indicated:

	Year ended December 31,
	2007	2006	2005
Tonnes shipped under COAs (millions)	4.6	5.6	4.4
Total tonnes of cargo shipped (millions)	11.8	10.7	8.0

        As at December 31, 2007, we had secured COAs for the shipment of over 10.8 million tonnes of cargo scheduled to be shipped in 2008.

        For the fiscal year ended December 31, 2007, we generated revenue, EBITDA and net income of approximately $566.6 million, $89.3 million and $46.0 million, respectively. For the fiscal year ended December 31, 2006, we generated revenue, EBITDA and net income of approximately $191.5 million, $17.5 million and $2.4 million, respectively. For the definition of EBITDA and its reconciliation to net income, see footnote (1) under "Item 3. Key Information—Selected Financial Data."

Our Fleet and Operations

  Fleet

        Our initial fleet consisted of five Handymax drybulk vessels, which we acquired in 2004 and the first half of 2005. In December 2005, we took delivery of three ice-class tugs and four ice-class barges and, in October 2006, an additional ice-class barge. In 2007, we acquired and took delivery of three Panamax vessels, one additional Handymax vessel and one additional Handysize vessel and an ice-class tug. We took delivery of one ice-class Handysize vessel in January 2008 and two ice-class Handymax vessels in February 2008.

        Our owned fleet of drybulk vessels consists of Panamax, Handymax and Handysize vessels. The principal difference between the three categories of vessel is the carrying capacity:

  •
  Panamax vessels have a carrying capacity of between 60,000–100,000 dwt and generally operate along long-haul routes. They are specifically designed to be the largest vessels able to transit the Panama Canal locks.

  •
  Handymax vessels have a carrying capacity of 30,000–60,000 dwt and generally operate on a large number of global trade routes. They can conduct cargo operations in countries and ports with more limited infrastructure than required for Panamax vessels.

  •
  Handysize vessels have a carrying capacity of up to 30,000 dwt. They typically operate only on regional trading routes, often serving as trans-shipment feeders for larger vessels, and carry minor bulk cargoes. They can operate in ports lacking the infrastructure for cargo loading and unloading.

        The following table lists the vessels in our existing owned fleet, together with details of vessels we have contracted to purchase:

Vessel Name	Year Built	Date Acquired/ Estimated Delivery Date	Purchase Price	DWT
			($ in thousands)
Drybulk Vessels:
Panamax
Navigator II	1998	February 27, 2007	$28,500	69,146
Endurance II	1994	April 10, 2007	36,735	70,029
Endeavour II	1994	May 8, 2007	36,735	70,003
Handymax
Voyager II	1986	November 26, 2004	13,776	33,288
Explorer II	1977	November 30, 2004	2,100	39,814
Challenger II	1977	September 30, 2004	2,100	39,814
Adventure II	1980	May 27, 2004	7,100	38,871
Discovery II	1984	April 8, 2005	11,500	32,813
Commander II	1983	May 2, 2007	10,750	31,431
Ice Trader II	1995	February 14, 2008	35,500	43,705
Ice Power II	1995	February 18, 2008	35,500	43,705
Handysize
Enforcer II(1)	1981	July 11, 2007	6,244	23,794
Holmön	1978	January 16, 2008	5,700	10,800
Barges:(2)
Drejoe II	1991	December 1, 2005	2,138	15,820
Hjortoe II	1992	December 1, 2005	2,138	15,820
Sioe II	1991	December 1, 2005	2,138	15,820
Skaroe II	1992	December 1, 2005	2,138	15,820
Iholm II	1979	October 2, 2006	1,400	9,330
Tugs:
Bregninge II	1984	December 1, 2005	1,584	105
Troense II	1983	December 1, 2005	1,584	106
Vindeby II	1981	December 1, 2005	1,584	105
Vornaes II	1970	February 9, 2007	1,000	321

(1)
Enforcer II is currently subject to an option to purchase, granted by us in favor of the current charterer of such vessel. The charterer has until September 2008 to exercise such option to purchase at a price of $9.5 million.

(2)
All of our barges are ocean-going.

  Owned Drybulk Vessels

        Our drybulk vessels principally focus on the transportation of commodities in and out of the Baltic region, including coal, fertilizer, scrap metals, iron-ore and grain. Two of our current drybulk vessels, Voyager II and Discovery II, are ice-class, which permits them to operate in shipping areas with icy conditions and enter icy or ice-restricted ports. We took delivery of three additional ice-class vessels, the Holmön, and the Ice Trader II and Ice Power II, in January and February 2008, respectively. Certain of our vessels are geared, which means they are built with on-board cranes that enable them to load and discharge cargo in countries and ports with limited infrastructure, and, in particular, the Holmön, which we took delivery of on January 16, 2008, was renovated in 1991 into a specialist self-loading and self-unloading vessel and accordingly is equipped to discharge cargo continuously either on shore or to another vessel, at a capacity of 500–1,000 tonnes per hour, depending on the commodity being transported.

  Owned Tugs and Barges

        Our tugs and barges are principally used to serve ports that are too small to accept traditional drybulk vessels. Our tugs are used to push the barges, with the typical route being intra-Baltic. Customers for these vessels include Danish and Russian power companies that often utilize special ports and discharging facilities. In addition, these vessels are less expensive to operate than traditional drybulk vessels. Each of our tugs and barges are ice-class, which increases our ability to service our customers' needs in ice restricted ports. This additional capacity and the ice-classification of our entire tugs and barges fleet has permitted us to expand our areas of operation and increase our market share in the Baltic region.

  Chartered-in Fleet

        To complement our owned fleet, we actively charter-in a significant number of vessels to increase our service capacity for our customers and to enhance our overall dwt capacity. As at December 31, 2007, the number of chartered-in vessels under our control was 44, nine of which were ice-class. These chartered-in vessels added dwt capacity of 2,064,155, significantly increasing our total fleet of controlled vessels. Revenues from our chartered-in tonnage have grown significantly in the last year as we have expanded our fleet, broker network and customer base. Further, this growth has been aided by a stronger overall demand in the drybulk shipping market, coupled with strong freight rates and increased trade for the commodities we transport. For a breakdown of the average remaining days and average daily charter-in rate by vessel type as of December 31, 2007, see "Item 5. Operating and Financial Review and Prospects—Contractual Obligations."

        The chartered-in fleet is a demand driven business. Where we anticipate or identify demand that cannot be met through our existing fleet, we seek to meet it through chartering-in vessels. Our chartered-in fleet gives us the flexibility to capture profitable business without the capital investment associated with owning vessels and allows us to adjust our fleet size according to prevailing market conditions.

        Our senior management team is highly experienced in chartering-in. Our chief executive officer and our directors of chartering have, on average, 20 years of experience in shipping and a long track record in the chartering business. As a result, our senior management team has built a longstanding reputation within the industry and have significant experience in trading in periods of both increases and decreases in charter rates.

  Technical and Commercial Management

        Svendborg Ship Management A/S, our technical management subsidiary, is based in Svendborg, Denmark, and, together with our other Danish subsidiaries, has 17 employees averaging over 20 years of experience and an additional five consultants. It has experience managing several types of drybulk vessels, including tweendeckers, tugs and barges and bulk carriers and manages no vessels except those owned by our subsidiaries. Commercial management of our vessels in Denmark is limited to those vessels owned or chartered-in by our Danish entity, whereas commercial management for the balance of our fleet is conducted out of the United Kingdom.

        Svendborg Ship Management A/S currently carries out the critical ship management functions of vessel maintenance, crewing, shipyard supervision and financial management services for our fleet. It establishes key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. We believe that the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare part ordering.

        Svendborg Ship Management A/S's particular expertise is managing our vessels in icy and ice restricted conditions. This expertise, together with our growing fleet of ice-class vessels, allows us to compete effectively for charter or contract opportunities. In addition, Svendborg Ship Management A/S's office is located in an area known as the Great Belt, where many of our vessels routinely operate. This proximity to our vessels allows Svendborg to quickly respond to any on-board issues as they arise.

        Through Svendborg Ship Management A/S, we are currently in the process of obtaining ice passports for certain of our non ice-class vessels. Ice passports are issued by the St. Petersburg port authorities and enable non-ice-class vessels that have passed extensive and rigorous surveys by the authorities and been deemed suitable to operate in ice restricted ports and regions in Russia. To date, we have obtained ice passports for Endeavour II, Endurance II, Adventure II, Navigator II and Commander II, materially increasing the ice-capabilities of our fleet that we can offer to our customers.

        Svendborg Marine Surveyors A/S undertakes work for us and third parties providing independent marine inspections and surveys and surveys of cargo including draft surveys, including issuing all required interim certificates in regards to registration and statutory certificates for non IACS class vessels. It also has experience in connection with port operations of container vessels, bulk carriers, loading of various iron-ore, plates and steel coils, heavy-lift operations, timber vessels as well as working out project and supervisors of same in all foreign ports. In particular, in accordance with our ISM Code compliance, through ongoing internal and external audits, Svendborg Marine Surveyors A/S maintains all our vessels' safety management certificates. In addition, Svendborg Marine Surveyors A/S is engaged by parties such as the World Food Program, United Nations and the U.S. Armed Forces, governments and supranational organizations to aid in the development of logistics.

        Safety and environmental compliance are among our top operational priorities. Svendborg Marine Surveyors A/S has achieved ISO 9001 certification under Lloyds Register Copenhagen. Svendborg Ship Management A/S has achieved International Standards Management (or ISM) certification under Isthmus Business Shipping (IBS) and RINA (Registro Italiano Navale). Britannia Bulk DK A/S has achieved International Standards Management (or ISM) certification under Lloyds Register Copenhagen.

Employees

        As of December 31, 2007 we had a team of 55 shore-based employees, including 22 in Svendborg, and four consultants. Our personnel have substantial shipping experience and together speak over 10 languages. In addition, we currently have approximately 305 seafaring employees.

Competition

        Generally, our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and affected by supply and demand. We compete for charters on the basis of price, vessel location relative to port of loading, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners and operators of drybulk carriers in the Panamax, Handymax and Handysize sectors, predominantly in transportation of commodities from the Baltic region. Ownership of drybulk carriers in the global drybulk shipping market is highly fragmented and is divided among a large number of independent bulk carrier owners and charterers, many of whom have significantly greater resources than us. The Baltic drybulk shipping market is more concentrated amongst fewer number of independent bulk carrier owners and charterers. Our principal competitors are Polish Steamship Company, Murmansk Shipping, ESL Shipping, Norden and Armada.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and other authorizations with respect to our vessels. The kinds of permits, licenses, certificates and other authorizations required for each vessel depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We believe that we have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national coast guard, harbor master or equivalent), classification societies, flag state administrations (countries of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels.

Environmental and Other Regulations

        Governmental and other regulation significantly affects the ownership and operation of drybulk carriers. A variety of government and private entities subject drybulk vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national coast guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers or COA counterparties, and terminal operators. Certain of these entities will require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

        The heightened level of environmental and quality concerns among funders, insurance underwriters, regulators and charterers may lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry as well as increasing the costs of dismantling vessels. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with local and international regulations. As with the industry generally, our operations will entail risks in these areas and compliance with these laws and regulations, which may be subject to revisions, increases our overall cost of business.

  International Maritime Organization

        The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. This includes the 1973/78 International Convention for the Prevention of Pollution from Ships (the "1973/78 MARPOL Convention"). Several Annexes have been agreed upon under MARPOL covering the prevention of pollution by oil, noxious liquids, garbage, etc. In September 1997, the IMO adopted

Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. These requirements have been adopted by the European Union in Directive 2005/33/EC (amending Directive 1999/32/EC), which requires, among other things, a 0.1% sulfur limit for fuels used by seagoing ships while at berth in EU ports as of 2010. The vessels that we currently own and that we will acquire will be in compliance with MARPOL's requirements, including the Annex VI regulations.

        The United States and other IMO member states submitted proposals in 2007 to the IMO to enact more stringent emission limits for particulate matter, nitrogen oxide, sulfur oxide and volatile organic compound emissions that would phase-in at different periods from 2011 to 2016. The Marine Environment Protection Committee of the IMO is currently negotiating these proposed amendments. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may be required to incur costs to install equipment in our vessels to comply.

        The operation of drybulk carriers is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels in our fleet has received an ISM safety management certificate evidencing compliance with the ISM Code's requirements.

        For vessels that do not carry persistent oil as cargo, such as our drybulk vessels, barges and tugs, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship's bunkers. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs. The Bunker Convention is modelled after the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which concerns releases from vessels carrying oil as cargo.

        On June 14, 2007, the IMO's Protocol on Preparedness, Response and Co-operation to Pollution Incidents by Hazardous and Noxious Substances, 2000 (OPRC-HNS Protocol) entered into force. This Protocol follows the principles of the International Convention on Oil Pollution Preparedness, Response and Co-operation, 1990 and is intended to provide a global framework for international cooperation in combating major incidents or threats of marine pollution from "Hazardous and Noxious" substances. That term generally applies to any substance other than oil that is likely to create hazards to human health or marine life or interfere with legitimate uses of the seas. Vessels will be required to develop a shipboard emergency plan to deal specifically with incidents involving these substances. Parties to the convention will be required to adopt implementing legislation. Although to date we have not incurred any material costs in complying with the requirements of this convention, we may do so in the future.

  United States Environmental Law

        From time to time, our vessels call on United States ports and enter United States waters. Vessels entering into United States waters are subject to various federal, state and local laws relating to protection of the environment, including the Oil Pollution Act of 1990 ("OPA"), Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), and the Clean Water Act ("CWA").

        OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills in U.S. waters, including bunker oil spills from drybulk vessels. Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs, damages to natural resources and other damages arising from discharges or threatened discharges of oil from their vessels.

        OPA and the Coast Guard and Maritime Transportation Act of 2006 limit the liability of responsible parties for vessels other than crude oil tankers to the greater of $950 per gross tonne or $800,000 per vessel per incident (subject to possible adjustment for inflation). These limits do not apply, however, if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        CERCLA, the CWA and state law also contain pollution liability schemes applicable to drybulk carriers operating in United States waters. CERCLA contains a similar liability regime to OPA, but imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for clean-up costs arising from a discharge of "hazardous substances" rather than "oil." Although petroleum products would not be considered hazardous substances under CERCLA, additives to oil and other chemicals or materials might fall within its scope. The CWA prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties and for the costs of removal, remediation and damages. Finally, OPA and CERCLA each preserve the right of recovery under existing law, including maritime tort law, and permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries. We intend to comply with OPA, CERCLA, the CWA and all applicable state and maritime law in the ports where our vessels call. We also intend to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed this insurance coverage, however, that could have an adverse effect on our business.

        OPA requires owners and operators of vessels entering and operating in United States territorial waters to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA/CERCLA. Current United States Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross tonne, which includes the former OPA limitation on liability of $600 per gross tonne and CERCLA liability limit of $300 per gross tonne. The Coast Guard has issued a notice of policy change indicating its intention to change the financial responsibility regulations to comport with the amended statutory limits of OPA. Under the Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA/CERCLA. We intend to comply with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

  European Union Environmental Initiatives

        The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. On September 7, 2005, the European Union also adopted legislation on ship-source pollution and the introduction of criminal penalties for ship-board discharges of polluting substances if committed with intent, recklessly or by serious negligence. On October 23, 2007, however, the European Court of Justice annulled the specific minimum and maximum fines and imprisonment sentences specified in conjunction with this legislation on the basis that the determination of the type and level of criminal sanctions were matters properly reserved for determination by the Member States.

        European Union regulations currently require a maximum sulfur limit of 1.5% in bunker fuel consumed by vessels operating in the Baltic. Therefore, drybulk carriers that use standard bunkers are either less likely to operate in the Baltic, or will incur additional costs because they must take on board bunker fuel that complies with the sulfur limit, often in addition to the bunker fuel already on board. Although these requirements make operating in the Baltic more expensive than other areas without these restrictions, they apply generally to all operators in these areas.

  Regulation of Greenhouse Gas Emissions

        Recent scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases," may be contributing to warming of the Earth's atmosphere. According to the IMO's study of greenhouse gas emissions from the global shipping fleet, greenhouse gas emissions from ships are predicted to rise by 38% to 72% due to increased bunker fuel consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

  Invasive Species Regulations

        Various jurisdictions in which we operate have adopted or proposed regulations regarding the discharge of ballast water to protect against the invasion of alien species. Some states in the United States, like California and Michigan, have enacted laws containing hull cleaning and ballast water treatment requirements, respectively. At the international level, the IMO also proposed the International Convention for the Control and Management of Ships' Ballast Water and Sediments, which contains ballast water exchange and performance standards but has yet to receive ratification by a sufficient number of countries to enter into force. These regulations may require us to install ballast water treatment systems onboard our vessels to meet the various ballast water discharge requirements. There is not enough information available to determine the nature of any treatment system that may be required or what the associated costs will be.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, a variety of national and international initiatives to enhance vessel security have been implemented. Following legislative and regulatory developments in the United States, the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter dealing specifically with maritime security in December 2002. The new chapter took effect in July 2004 and imposes detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements for vessels are automatic information systems, alert security systems, vessel security plans and compliance with flag state security certification requirements.

        We will implement and comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code and similar national legislation or regulation to the extent they are applicable to us or our vessels.

  Inspection by Classification Societies

        Every large, commercial seagoing vessel, including those certified for use in icy conditions, must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation," which must be rectified by the ship owner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies (IACS). Our tugs and barges, with the exception of the Vornaes, and all of our drybulk vessels are certified as being "in class" by Registro Italiano Navale (RINA) (Italian Classification Society) or any other society member of IACS as applicable, and all secondhand vessels that we purchase must be certified prior to their delivery.

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

Risk of Loss and Liability Insurance

  General

        The operation of any cargo vessel includes risks such as mechanical failure, structural damage to the vessel, collision, personal injuries, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities or labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We carry insurance against loss of hire, which protects against business interruption following a loss under our hull and machinery policy. This policy does not protect us from business interruptions caused by any other losses. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

  Hull and Machinery and War Risk Insurance

        We have obtained marine hull and machinery and war risk insurance, which covers damage to a vessel's hull and machinery, collisions and the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value with a deductible of $125,000 per incident. Under regular circumstances, salvage and towing expenses are covered in connection with casualties. We also arranged increased value and freight interest coverage for each vessel. Under this coverage, in the event of total loss or total constructive loss of a vessel, we will be able to recover for amounts not recoverable under the hull and machinery policy.

  Protection and Indemnity Insurance

        Protection and Indemnity insurance is provided by mutual protection and indemnity associations, or P&I Clubs, which cover our third party liabilities in connection with our shipping activities. This includes third-party liability and other expenses and claims in connection with injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, wreck removal and related costs. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Clubs that comprise the International Group of P&I Clubs insure more than 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Club has capped its exposure under this pooling agreement at $1 billion. As a member of a P&I Club, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Material Contracts

        See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for a description of the material contracts we have entered into with respect to vessel acquisitions.

Website

        We maintain a website at http://www.britbulk.com. The information contained in or accessible from our corporate website is not part of this annual report.

C.    ORGANISATIONAL STRUCTURE

        We maintain offices in London, England and Svendborg, Denmark. Our corporate structure is organized into two principal groups: vessel and technical management, and vessel ownership and operations. All of our subsidiaries are wholly-owned except Britannia Bulkers Plc, of which we own 99.99% of its outstanding ordinary shares. The following table sets forth our corporate structure:

Company Name	Percentage Owned	Country of Incorporation	Principal Activity
Britannia Bulkers Plc	99.99%	England and Wales	Ship operator
BBL Denmark Holding A/S	100%	Denmark	Holding company
Britannia Bulk S.A.	100%	Panama	Ship owner and operator
Flagship Maritime S.A.	100%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100%	Panama	Ship owner and operator
Danmar Shipping S.A.	100%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100%	Panama	Ship owner and operator
Great Belt Shipping Company S.A.	100%	Panama	Ship owner and operator
Channel Bulk Services S.A.	100%	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100%	Panama	Ship owner and operator
Atlantic Bulk Services S.A.	100%	Panama	Ship owner and operator
Western Bulk Services S.A.	100%	Panama	Ship owner and operator
International Bulk Services S.A.	100%	Panama	Ship owner and operator
Unity Bulk Services S.A.	100%	Panama	Ship owner and operator
Eastern Bulk Services S.A.	100%	Panama	Dormant
Southern Bulk Services S.A.	100%	Panama	Dormant
Oceanic Bulk Services S.A.	100%	Panama	Ship owner and operator
Enterprise Bulk Services S.A.	100%	Panama	Ship owner and operator
British Bulk Transport S.A.	100%	Panama	Dormant
British Bulk Services S.A.	100%	Panama	Dormant
British Bulk Carriers S.A.	100%	Panama	Dormant
Britannia Bulk Services S.A.	100%	Panama	Dormant
Britannic Bulk Services S.A.	100%	Panama	Dormant
Nordel Bulk Services S.A.	100%	Panama	Dormant
Maden Bulk Transport S.A.	100%	Panama	Dormant
Seamoon Bulk Transport S.A.	100%	Panama	Dormant
Inmotion SEA Transport S.A.	100%	Panama	Dormant
Orion Bulk Services S.A.	100%	Panama	Dormant
Force Bulk Services S.A.	100%	Panama	Dormant
Ice Bulk Services S.A.	100%	Panama	Dormant
Britannia Bulk DK A/S	100%	Denmark	Tugs and barges owner and operator
Britannia Bulkers A/S	100%	Denmark	Ship operator
Svendborg Ship Management A/S	100%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100%	Denmark	Marine surveyor
Inspecciones Maritimas De Costa Rica S.A.	100%	Costa Rica	Marine surveyor

D.    PROPERTY, PLANT AND EQUIPMENT

        We lease office space in London, England where our principal office is located and we own real estate property in Svendborg, Denmark, where our Danish office building is located. Our interests in the vessels in our fleet are our only other material properties.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following operating and financial review and prospects should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Cautionary Note Regarding Forward Looking Statements" and "Item 3.D. Risk Factors" included elsewhere in this annual report.

Overview

        We are an international provider of drybulk shipping and maritime logistics services with a leading market position in transporting drybulk commodities in and out of the Baltic region. Our current owned fleet is diversified and consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean-going ice-class barges, and four ice-class tugs. Ice-class vessels are those that have been specifically constructed and certified for transportation in icy conditions, which are a particular feature of the Baltic region for approximately half of each year. Based on our market knowledge, there are currently fewer than 10 ice-class Panamax drybulk vessels which are less than 10 years old.

        To complement our owned fleet, we actively charter-in a significant number of vessels to increase our overall dwt capacity and enhance our service to our customers. As at December 31, 2007, the number of chartered-in drybulk vessels under our control was 44, nine of which were ice-class. These chartered-in vessels added dwt capacity of 2,064,155, significantly increasing our total fleet of controlled vessels. Revenues from our chartered-in tonnage have grown significantly in the last year as we have expanded our fleet, broker network and customer base. Further, this growth has been aided by a stronger overall demand in the drybulk shipping market, coupled with strong freight rates and increased trade for the commodities we transport. The combination of owning and chartering-in our fleet provides us with the flexibility to capitalize on profitable opportunities.

        In addition to vessel operation and chartering, we also provide maritime logistics services for our customers. These logistics services include port modification, fendering (the provision of materials used to prevent damage to vessels when docking), lightening, dredging of berths to accommodate larger vessels, maximizing vessel throughput in ports, provision of floating cranes and self-discharging equipment. We believe our maritime logistics services enhance our profitability, add value and depth to the services we can provide and result in stronger relationships with our customers, which in turn enhance our customer retention and create new and repeat business opportunities.

        Our managed drybulk vessels serve a wide variety of ports and carry multiple cargoes, while our tug and barge vessels provide the flexibility for us to serve ports that are too small or otherwise unable to accommodate traditional drybulk vessels. We derive a significant portion of our revenue from the short-haul transportation of coal, fertilizers, scrap metals, iron-ore, grain and other bulk cargoes from ports in the Baltic region, to countries in northern and western Europe, including the United Kingdom, Denmark and Germany. In addition, we transport these bulk cargoes from the Baltic region along global trade routes to India, Brazil and Argentina, and across South East Asia trade routes, from India to China, and from Australia to India. A typical long-haul trade route for us would involve the transportation of Baltic-sourced fertilizers to Brazil and Argentina, and the transportation of South American-sourced grain back to Europe.

        We generate revenue by charging customers for the transportation of their products utilizing our fleet of owned and chartered-in vessels. These services are generally provided under the following three basic types of contractual relationships: (i) time charters, (ii) COAs and (iii) spot charters.

        We manage the size and composition of our fleet by owning and chartering vessels to adjust to anticipated changes in demand for our fleet and market rates. We aim to achieve an appropriate balance between owned vessels and chartered-in vessels, both on long and short term contracts.

Principal Types of Shipping Contracts

  •
  Time Charters.  A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs.

  •
  COAs.  A COA relates to the carriage of multiple cargoes of a given commodity over the same route and enables the COA holder to nominate different vessels to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which term ranges from a few weeks to over a year. All of the vessel's operating expenses and capital costs are borne by the vessel owner. The freight rate normally is agreed on a US$per cargo tonne basis.

  •
  Spot Charters.  A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives payment on a per cargo tonne basis. The owner is responsible for the payment of all expenses including voyage and operating expenses and capital costs of the vessel.

Charter Rates

        Charter rates fluctuate by varying degrees amongst the drybulk carrier size categories. Because the volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels, charter rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

Lack of Historical Operating Data for Secondhand Vessels before Their Acquisition

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process performed when we acquire secondhand vessels. We do not obtain the historical operating data for the vessels from the sellers as that information is rarely material to our decision to acquire the vessel, nor do we believe it would be helpful to our shareholders in assessing our business or prospects.

Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, any technical management agreement between the seller's technical manager and the seller is or will be automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        In purchasing each secondhand vessel, we are required to take the following steps before the vessel can commence operations:

  •
  replace all hired equipment on board, such as gas cylinders and communications equipment;

  •
  negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

  •
  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag;

  •
  implement a new planned maintenance program for the vessel;

  •
  change classifications; and

  •
  assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Factors Affecting Our Results of Operations

        Our operating results depend upon a number of factors, including, among other things, demand for our services, voyage revenues and expenses, and vessel operating expenses. In addition, our results of operations are impacted by certain factors as described under "Cautionary Note Regarding Forward-Looking Statements" and "Item 3.D. Risk Factors" included elsewhere in this prospectus.

Components of Revenue and Expense

  •
  Revenues.  Our revenues are primarily dependent upon rate levels in the international shipping markets, the demand for drybulk shipping services, principally throughout the Baltic region, and our ability to maximize our revenues driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues and the charter rates under our charters. The demand for our services is significantly impacted by the demand for movement of our most important cargoes, including coal, fertilizers, scrap metals, iron-ore and grains. A material change in the demand for these products can significantly affect our overall fleet utilization and our overall results of operations.

    Furthermore, our revenues and charter rates may be significantly affected by a number of factors, including the overall size and number of vessels in our fleet; supply and demand in the drybulk transportation market; strategic and successful positioning of vessels to maximize voyage revenues; amount of off-hire time that our vessels experience undergoing drydocking, repairs, maintenance and upgrade work; and the age, condition and specifications of the vessels in our fleet.

    Vessels operating on period time charters or under COAs provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable and more volatile but may enable us to capture increased profit margins during periods of improvements in charter rates. Involvement in this spot charter market increases the relative volatility of our cash flows from operations and exposes us to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

  •
  Voyage Expenses, Charter Hire Expenses and Commissions.  We incur voyage expenses that include port and canal charges and fuel (bunker) expenses. Port and canal charges and bunker expenses are primarily recognized when vessels are employed on COAs and spot charters because these expenses are generally, according to general market practice, for the account of the vessel owner or time charterer. These expenses are incurred for both owned and chartered-in vessels that we employ for such voyage.

    Charter hire expenses are the costs incurred on all chartered-in vessels. They are the hire expenses paid to the vessel owners, and include crew and equipment costs.

    As is common in the shipping industry, we also pay brokerage commissions ranging from 1.25% to 8% of the total daily charter or per tonne rate of each charter or COA to unaffiliated ship brokers and in-house brokers associated with our customers. The ultimate brokerage commission payable per charter or contract will depend upon the number of brokers involved with arranging the charter or contract. We believe that the amounts and the structures of our commissions are consistent with industry practices.

    We expect that the overall amount of our voyage expenses, charter hire expenses and commissions will increase in the future due to the increase in the number of vessels in our owned and chartered-in fleet.

  •
  Vessel Operating Expenses.  Vessel operating expenses are relevant for our owned fleet and include crew wages and related costs, insurance, expenses relating to repairs and maintenance, spare and consumable stores, tonnage taxes and other miscellaneous expenses. We do not bear the vessel operating expenses for our chartered-in fleet, as these are borne by the owners of these vessels. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our owned fleet. We expect that the amount of our total voyage operating expenses will increase due to the increase in the number of vessels in our owned fleet.

  •
  General and Administrative Expenses.  We incur general and administrative expenses, including our onshore vessel-related expenses, payroll, office leases, legal and accounting fees, and other general expenses. We expect general and administrative expenses to increase as a result of the expansion of our fleet, growing business, and costs associated with running a public reporting company, including the preparation of disclosure documents, director and employee compensation, incremental director and officer liability insurance costs, legal and accounting costs, and costs related to compliance with applicable United States securities laws and accounting principles.

  •
  Depreciation and Amortization.  We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard for the vessels and barges, and 30 years for the tugs. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings. Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any

    IACS Classification Society accepted extension). We expect depreciation charges to increase due to the planned expansion of our owned fleet.

Operational Metrics

        We believe the following operational metric is an important measure for analyzing trends in our results of operations as it relates to both our owned and chartered-in fleet:

        Time-Charter Equivalent (TCE) Rates.    We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters and COAs, because charter rates for vessels on spot charters and COAs are generally not expressed in per-day amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between periods of reported revenues that are generated by the different forms of charter.

        We believe the following operational metrics are important measures for analyzing trends in our results of operations as they relate only to our owned fleet:

        Available days.    We define available days as the total number of days in a period during which each vessel in our owned fleet was in our possession, excluding scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses "available days" to measure the number of days in a period during which vessels are available to generate revenues.

        Operating days.    We define operating days as the total number of days in a period during which each vessel in our owned and chartered-in fleet was earning revenue.

        Fleet utilization.    We calculate fleet utilization by dividing the number of our operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

        Daily vessel operating expenses.    We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by the operating days for the relevant period.

        The following table reflects our fleet utilization, TCE rates and daily vessel operating expenses for our owned fleet for the period indicated.

Vessel Name	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses
		($ per day)		($)
Year ended December 31, 2004
Explorer II(1)	100%	21,867		4,739
Challenger II(1)	100%	24,178		5,839
Adventure II	100%	16,974		4,870
Voyager II	100%	21,845		9,986
Year ended December 31, 2005
Explorer II	100%	21,581		4,381
Challenger II	100%	19,850		4,246
Adventure II	100%	17,952		4,888
Voyager II	100%	16,885		6,372
Discovery II	100%	12,722		8,211
Year ended December 31, 2006
Explorer II	100%	13,748		5,759
Challenger II	100%	12,074		5,102
Adventure II	100%	12,263		4,450
Voyager II	100%	15,484		6,449
Discovery II	100%	13,724		4,924
Tugs & Barges (in aggregate)	100%	30,345	(2)	10,317	(2)
Year ended December 31, 2007
Explorer II	100%	11,982		4,937
Challenger II	100%	11,841		4,630
Adventure II	100%	19,699		4,827
Voyager II	87%	20,552		6,486
Discovery II	94%	18,045		6,814
Navigator II(3)	93%	22,067		6,410	(8)
Endurance II(4)	91%	19,667		8,302	(8)
Commander II(5)	100%	15,091		4,977	(8)
Endeavour II(6)	92%	24,906		6,718	(8)
Enforcer II(7)	100%	14,913		5,253	(8)
Tugs & Barges (in aggregate)	100%	28,636	(2)	19,191	(2)

(1)
In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.

(2)
Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses but are presenting aggregate values instead.

(3)
We took delivery of this vessel on February 27, 2007.

(4)
We took delivery of this vessel on April 10, 2007.

(5)
We took delivery of this vessel on May 2, 2007.

(6)
We took delivery of this vessel on May 8, 2007.

(7)
We took delivery of this vessel on July 11, 2007.

(8)
A portion of these costs is associated with the acquisition of spare parts which were required as a result of its joining our fleet.

Trend Information

        We have grown significantly in 2007 during which time our business profile has diversified. During 2007, of our cargoes transported, no single customer represented more than 10% of revenue (compared to 30% in 2006). We also transport a broad range of cargoes using a variety of vessel sizes across a number of trade routes. In particular, during 2007 our Panamax business grew significantly by 656% to represent 44% of our overall business in terms of revenues. Our next largest vessels, Handymax and Handysize, represented 38% and 18%, respectively, of our business in 2007 by revenues. This change in our vessel mix was the result of both substantial vessel acquisitions made in 2007 as well as a significant increase in our chartered-in capacity.

        This underlying growth is also reflected in our broader geographic spread of trade routes we are now undertaking for our customers. We have grown our South American, Asian and Australian trade routes to 18%, 16% and 12% of our 2007 business in terms of revenues, compared to 9%, 3% and 0%, respectively, in 2006. While coal still represented about 30% of the cargo we transported in 2007 in terms of revenues (81% in 2006), we significantly increased our shipments of fertilizers, agricultural products (such as grain) and scrap, among other commodities. Time charters accounted for about 24% of our revenues in 2007, representing the second largest use of our total owned and chartered-in capacity after shipments of coal.

Results of Operations

  Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

        Revenues.    Total revenues increased by $375.1 million, or 196%, to $566.6 million in the year ended December 31, 2007 compared to $191.5 million in the year ended December 31, 2006. The increase in revenues was primarily due to a significant increase in revenues from our chartered-in tonnage, an increase in total available days of our owned fleet, a stronger charter rate environment, and additional revenues generated by the acquisition of vessels, all as more fully described below.

        Revenues generated from our chartered-in tonnage significantly increased during this period. The average number of vessels we chartered in for the year ended December 31, 2007 was 31, compared to 16 in the year ended December 31, 2006. The number of days in which we operated vessels to satisfy the growing demand for chartered-in tonnage increased to 11,194 days in the year ended December 31, 2007 from 5,824 days in the year ended December 31, 2006. We believe this increase in revenues from our chartered-in tonnage is a result of stronger overall demand in the drybulk shipping market, coupled with strong freight rates, and expansion in trades with growth in fertilizer, scrap metals and grain commodities.

        Tonnes of cargo shipped increased modestly during this period. For the year ended December 31, 2007, tonnes of cargo shipped increased to 11,811 compared with 10,737 tonnes of cargo shipped for the year ended December 31, 2006. This modest increase in tonnes of cargo shipped relative to our revenues in the same period and during a period in which operating days for chartered-in vessels significantly increased is due to the significant expansion of our time chartered business, an increase in rates per quantity of shipped cargo and increased shipments of lighter fertilizers and grain commodities.

        The total available days for our owned fleet increased to 3,345 days for the year ended December 31, 2007 compared with 2,021 days for the year ended December 31, 2006. This increase was primarily due to the acquisition of an additional five vessels.

        In 2007 we also experienced a stronger charter rate environment. Average daily TCE rates on our owned vessels increased to $18,854 in the year ended December 31, 2007 compared to $16,273 in the year ended December 31, 2006. Average daily TCE rates on our chartered-in vessels for the same periods were $34,878 compared to $13,932, respectively. The stronger charter environment was driven by improvements in the market environment on the back of stronger than expected economic growth, particularly in China. Significant commodities purchased by Asian countries, especially China and India, combined with limited new drybulk capacity, caused by constraints on available shipyard vessel construction berths and port congestion, contributed to the historically high charter rate environment. TCE rates on our owned vessels increased less than TCE rates on our chartered-in vessels during this period because our owned fleet was used to fulfill COAs that were entered into in 2006 when charter rates were lower than charter rates in 2007.

        In 2007 we acquired three additional Panamax vessels (delivered on February 27, 2007, April 10, 2007 and May 8, 2007, respectively), one Handymax vessel (delivered on May 2, 2007) and one Handysize vessel (delivered on July 11, 2007). The acquisition of these vessels generated $24.4 million of revenue during this period.

        Revenues from COAs and voyage revenues increased to $401.1 million in the year ended December 31, 2007 compared to $172.2 million in the year ended December 31, 2006. This increase was principally due to an increase in charter rates and the increase in our chartered-in tonnage.

        Time charter revenues significantly increased to $133.3 million in the year ended December 31, 2007 compared to $12.9 million in the year ended December 31, 2006, principally due to the requirements of the indenture relating to the senior secured notes due 2011 which oblige us to time charter out vessels acquired with the proceeds thereof for a minimum two-year period.

        Demurrage and other revenues increased to $33.5 million compared to $6.4 million during this period, principally due to increased port congestion.

        Voyage Expenses, Charter Hire Expense, and Commissions.    Total voyage expenses in the year ended December 31, 2007 were $104.1 million compared with $71.8 million in the year ended December 31, 2006. This increase is due to the larger number of vessels in our owned fleet and the larger number of chartered-in vessels operated as a result of increased demand for our services.

        Charter hire expenses in the year ended December 31, 2007 were $309.7 million compared with $75.7 million in the year ended December 31, 2006. This is an increase of $234.0 million and is a result of the increase in our chartered-in fleet and higher day rates.

        Commissions increased to $21.2 million in the year ended December 31, 2007 compared with $4.3 million in the year ended December 31, 2006. This is due to the increased volume of business we are conducting.

        Vessel Operating Expenses.    Total vessel operating expenses in the year ended December 31, 2007 were $24.1 million compared with $12.9 million in the year ended December 31, 2006, an increase of $11.2 million or approximately 87%. This increase was primarily attributable to the costs associated with operating a larger owned fleet. Excluding our tugs and barges and recently acquired vessels (Navigator II, Endurance II, Endeavour II, Commander II, and Enforcer II), our average daily operating expenses per vessel in the year ended December 31, 2007 were $5,539 compared with $5,337 in the year ended December 31, 2006, reflecting an increase of $202 or 4%, per vessel. This is due to the increased maintenance costs associated with our fleet, and off hire periods, mainly relating to the breakdown of the cranes on Discovery II. The daily operating expenses in the year ended December 31, 2007 for the Navigator II, Endurance II, Endeavour II, Commander II and Enforcer II were $6,410, $8,302, $6,718, $4,977 and $5,253, respectively. The higher daily operating expenses for these recently acquired vessels are attributable to the acquisition of additional spare parts during each vessel's first months in our fleet.

        Total daily operating expenses, in the aggregate, for our tugs and barges in the year ended December 31, 2007 were $19,191 as compared to $10,317 in the year ended December 31, 2006. This overall increase in daily operating expenses is a result of the additional tugs and barges that we operate following the acquisition of a barge and a tug on October 2, 2006 and February 9, 2007, respectively.

        Depreciation and Amortization.    Depreciation and amortization in the year ended December 31, 2007 was $22.6 million compared with $10.9 million in the year ended December 31, 2006, an increase of $11.7 million or 107%. This increase is a result of the higher amounts of depreciation as a result of additional vessels, tugs and barges we own and related capitalized drydocking costs.

        General and Administrative Expenses.    General and administrative expenses in the year ended December 31, 2007 were $18.1 million compared to $9.4 million in the year ended December 31, 2006, an increase of $8.7 million or 93%. This is largely a result of a substantial increase in compensation and office costs due to the expansion in headcount from 43 employees to 55 employees. Compensation costs increased during the year ended December 31, 2007 by approximately $6.8 million. Office costs also rose by approximately $0.5 million in the year ended December 31, 2007, as compared to the year ended December 31, 2006, as a result of increased office rents in London and Denmark and costs incurred in connection with the relocations of our London and Denmark offices in January 2007. In addition, we also experienced increased costs associated with business development expenses, and legal and accounting fees.

        Interest and Finance Costs.    Interest and finance costs were $23.3 million in the year ended December 31, 2007 compared to $5.1 million in the year ended December 31, 2006, an increase of $18.2 million. The substantial increase in these costs was a result of the interest costs associated with the senior secured notes due 2011 issued in November 2006.

        Interest Income.    Interest income in the year ended December 31, 2007 was $4.1 million compared to $1.1 million in the year ended December 31, 2006, an increase of $3.0 million or 273%. This increase was a result of interest earned on the unused portion of proceeds from the sale of the senior secured notes due 2011 as well as additional interest income as a result of our increase in cash available from operations.

        Taxation.    Taxation in the year ended December 31, 2007 was $1.5 million compared with $0.2 million for the year ended December 31, 2006, an increase of $1.3 million. The tonnage tax liability has increased by $0.3 million due to the increase in tonnage. An additional provision of $1.0 million was made in respect of liabilities relating to the UK tonnage tax commitment.

  Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

        Revenues.    Total revenues for the year ended December 31, 2006 were $191.5 million compared with $184.6 million for the year ended December 31, 2005, an increase of $6.9 million or 4%. The increase in revenues was largely due to an increase in our total transported chartered-in tonnage, and an increase in total available days of our owned fleet, offset by a weakening charter rate market from 2005 to 2006.

        Revenues from our chartered-in tonnage increased during this period. The average number of vessels we chartered in for the year ended December 31, 2006 was 16 compared to 15 for the year ended December 31, 2005.

        Our chartered-in tonnage increased from 5,630 days to 5,824 days during this period resulting from an increase in overall demand in the drybulk shipping market.

        The total available days for our owned fleet increased to 2,021 days for the year ended December 31, 2006 compared with 1,609 days for the year ended December 31, 2005. This increase was primarily due to the purchase of our tugs and barges at the end of December 2005, as well as having Discovery II, purchased in April 2005, reflected in our results of operations for a full year in 2006. The increase in available days was partially offset as a result of three of our vessels incurring 169 days of scheduled drydocking time during the year ended December 31, 2006.

        In 2006, the charter rate market saw a weakening due to the aftermath of the Java Tsunami coupled with iron ore price negotiations causing further uncertainty in the charter market.

        Revenues from COAs and voyage revenues increased to $172.2 million in the year ended December 31, 2006 compared to $144.3 million in the year ended December 31, 2005. This increase was principally due to the increase in tonnes shipped under COAs from 4.4 million in 2005 to 5.6 million in 2006.

        Time charter revenues significantly decreased from $12.9 million in the year ended December 31, 2006 compared to $33.3 million in the year ended December 31, 2005. This decrease was due to the weakening charter rate environment described above.

        Demurrage and other revenues decreased slightly to $6.4 million in 2006 from $6.9 million in 2005.

        Voyage Expenses, Charter Hire Expense, and Commissions.    Voyage expenses for the year ended December 31, 2006 were $71.8 million compared with $49.3 million for the year ended December 31, 2005, an increase of $22.5 million or 46%. This increase is primarily a result of an increase in bunker and port costs, and the total number of voyages performed. Specifically, bunker costs increased by $11.5 million for 2006 as compared to 2005 due to rising oil prices and port costs rose by $7.6 million in 2006 as a result of a substantial rise in port charges. It also reflects a higher share of revenues from COAs and spot charters where we generally bear voyage expenses, and a lower revenue contribution from time charters, where these expenses are generally borne by the charterer.

        Charter hire expenses for the year ended December 31, 2006 were $75.7 million compared with $95.9 million for the year ended December 31, 2005. This decrease of $20.2 million was due to the weakening charter rate market, which was partially offset by an increase in our chartered-in tonnage in 2006 compared with 2005.

        Commission payments remained the same at $4.3 million for the year ended December 31, 2006 compared to 2005. This was due to revenues increasing by a marginal amount in 2006 compared to 2005.

        Vessel Operating Expenses.    Total vessel operating expenses for the year ended December 31, 2006 were $12.9 million compared with $12.1 million for the year ended December 31, 2005, an increase of $0.8 million or 7%. This overall increase was primarily attributable to the expansion in fleet size. Daily vessel operating expenses per owned vessel (excluding tugs and barges) for the year ended December 31, 2006 were $5,337 compared with $5,620 for the year ended December 31, 2005, a decrease of $283 or 5%. This decrease is largely a result of the implementation of stronger cost control measures. Average daily operating expenses for the tugs and barges for 2006, in the aggregate, were $10,317 and no comparable information for 2005 is available as the tugs and barges were acquired in December 2005.

        Depreciation and Amortization.    Depreciation and amortization for the year ended December 31, 2006 was $10.9 million compared with $9.3 million for the year ended December 31, 2005, an increase of $1.6 million or 17%. This increase in depreciation and amortization is a result of the impact of the acquisition of tugs and barges in December 2005, as well as the sale and issuance of the senior secured notes and the capitalization of the associated fees and expenses.

        General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2006 were $9.4 million compared to $3.7 million for the year ended December 31, 2005, an increase of $5.7 million or 154%. This increase is largely a result of a substantial increase in payroll and office costs, including the expansion or our technical management team and the addition of

11 employees in connection with the acquisition of our majority equity interest in Svendborg Ship Management A/S. We had 43 employees as at December 31, 2006 compared to 26 employees as at December 31, 2005. Salary costs increased during 2006 by approximately $2.9 million due to our increasing number of employees and office costs rose by approximately $1.0 million for the same period as a result of a higher employee headcount and operating an additional office in Svendborg, Denmark. In addition, we also experienced increased costs associated with travel, and legal and accounting fees and expenses.

        Interest and Finance Costs.    Interest and finance costs were $5.1 million for the year ended December 31, 2006 compared to $1.4 million for the year ended December 31, 2005, an increase of $3.7 million or 264%. The increase in these costs was a result of costs associated with financing the acquisition of tugs and barges in December 2005 and the issuance of the senior secured notes in November 2006.

        Interest Income.    Interest income for the year ended December 31, 2006 was $1.1 million compared to $0.3 million during the year ended December 31, 2005, an increase of $0.8 million or 267%. This increase was due to higher levels of liquidity and cash available resulting in interest earned from our deposits.

Liquidity and Capital Resources

        Our sources of liquidity include cash balances, cash flow from operations and other debt and equity issuances. Our primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances. Our long-term sources of funds will also be cash from operations, and other debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including the amount of capacity that we charter-in; demand for our services; and costs associated with fuel and port fees. To date, our principal use of funds has been expenditures to establish and expand our owned fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements. Our management believes that its current cash balance and anticipated cash flow from operations will be adequate to meet our liquidity requirements for the next year. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, and our acquisition strategy which may involve the sale and purchase of additional vessels to strengthen our competitive position and maximize our profitability. See "Item 3.D. Risk Factors—Risks Related to Our Business."

        We acquired two 1995 built ice-class Handymax vessels, Ice Trader II and Ice Power II, for approximately $71 million in the aggregate in February 2008. We financed these acquisitions through cash available from operations and borrowings under our secured bridge facility entered into with Lloyds TSB Bank Plc in February 2008. Pursuant to novation agreements with respect to the Ice Trader II and Ice Power II, we assumed existing time charters for these two vessels, each at a rate of $25,000 per day each for a specified period of time. These vessels are required to be delivered to the charterer in June 2008 and September 2008, respectively. The time charters expire on January 15, 2009 and 2010, respectively.

        We acquired a specialist self-loading, self-unloading ice-class Handysize vessel, the Holmön, for $5.7 million in January 2008. We funded the acquisition of this vessel with proceeds held in the vessel acquisition account, as described below.

        At present, our liquidity requirements have not necessitated an additional source of funding and, as such, we have not entered into any such arrangement with a commercial bank. We will continue to monitor not only our performance and liquidity needs, but also the commercial banking market, to determine whether a working capital facility would be advantageous or helpful as we seek to execute our business strategy and growth plans.

        On November 16, 2006, we completed a private placement of $185 million in aggregate principal amount of 11% senior secured notes due 2011 that yielded an effective interest rate of 13.8%. The senior secured notes were issued at a price of 93.622% of the principal amount of such notes, resulting in net proceeds of $173.2 million. The senior secured notes will mature on December 1, 2011 and interest is payable on the senior secured notes on each June 1 and December 1. Our senior secured notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of its future subsidiaries. We may consider refinancing these notes depending on market conditions.

        Concurrently with the issuance of the senior secured notes, we deposited into a vessel acquisition account the sum of $140 million. The vessel acquisition account is a secured collateral account administered by Wilmington Trust Company for the benefit of the holders of the senior secured notes. These funds are released for the purpose of purchasing vessels, subject to certain conditions, including that each vessel acquired with such funds becomes additional collateral for the senior secured notes. Amounts in the vessel acquisition account may also be released to make certain interest payments, to make certain capital expenditures and redeem, or at maturity, repay the senior secured notes. The proceeds deposited into the vessel acquisition account are invested in temporary cash investments as permitted under the indenture. This investment generates interest income for us. Due to the nature and restrictions on the use of cash in the vessel acquisition account, such cash is not considered cash for the purposes of our financial statements, and accordingly is not reflected on our cash flow statements. As of December 31, 2007, we had made payments totalling $122.5 million related to vessel acquisitions funded from the proceeds held in the vessel acquisition account. We took delivery of the Navigator II on February 27, 2007 for a purchase price of $28.5 million, the Endurance II on April 10, 2007 for $36.7 million, the Endeavour II on May 8, 2007 for $36.7 million, the Commander II on May 2, 2007 for $10.8 million and the Enforcer II on July 11, 2007 for $6.2 million. On August 7, 2007 we paid deposits totalling $3.6 million for the Ice Power II and Ice Trader II. We took delivery of the Holmön on January 16, 2008 for $5.7 million. In accordance with the terms of the indenture interest payments of $10.2 million and $11.0 million were made on November 30, 2007 and May 30, 2007, respectively, relating to the period from November 16, 2006 to December 1, 2007. The remaining balance in the vessel acquisition account as of December 31, 2007 was $0.5 million.

        On February 13, 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II, we entered into a loan agreement relating to a secured bridge facility with Lloyds TSB Bank Plc as original lender, agent and security trustee. As conditions precedent to making the secured bridge facility available to us, two of our wholly-owned subsidiaries, Enterprise Bulk Services S.A. and Oceanic Bulk S.A., entered into, among other documents, guarantee agreements regarding the facility in favor of the security trustee. The secured bridge facility consists of a $30.0 million term loan facility currently fully drawn and bearing interest at a rate equal to LIBOR, plus a margin of 2.0% per annum.

        On February 29, 2008, in accordance with the indenture governing the senior secured notes, we commenced an excess cash flow offer to purchase up to $52.6 million in aggregate principal amount of the senior secured notes at a purchase price for each $1,000 principal amount of senior secured notes tendered equal to $961.15, plus accrued and unpaid interest. The excess cash flow offer expires at 4:00 p.m., London time, on May 23, 2008, unless extended. If the excess cash flow offer is consummated, the settlement date will be on a date promptly following our acceptance of any tendered senior secured notes and is currently expected to be May 29, 2008. A press release announcing the commencement of the excess cash flow offer was provided to the trustee for the senior secured notes and was issued on our website and the website of the Luxembourg Stock Exchange on February 29, 2008.

Cash Flows from Operating, Investing and Financing Activities

  Sources and Uses of Cash for the Year Ended December 31, 2007

        Our cash and cash equivalents increased to $55.2 million as of December 31, 2007 as compared to $17.2 million as of December 31, 2006. We define working capital as current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $85.5 million as of December 31, 2007 compared with a surplus of $151.7 million as of December 31, 2006. This change in our working capital balance is largely a result of the sale and issuance of the senior secured notes due 2011 and operating activities. As of December 31, 2007, $0.5 million remained in the vessel acquisition account for the purchase of additional vessels.

        Our net cash provided by operating activities during 2007 was $51.6 million compared to $13.0 million during 2006. The increase was a result of the additional revenues and associated costs generated by the additional owned fleet, and the increase in chartered-in vessels in operation during the period, as well as interest received on the vessel acquisition account. This has been partially offset by the resulting increase in ship inventories and prepaid expenses at December 31, 2007. Drydocking expenditures in the year ended December 31, 2007 were $6.8 million compared with $5.2 million in the year 2006. The expenditures in 2007 mainly relate to the drydocking of Voyager II, Endeavour II, Discovery II, Explorer II, Endurance II, and various tugs and barges. The 2006 expenditures relate to the drydocking of Challenger II, Explorer II, one tug and two barges.

        Our net cash used in investing activities for the year ended December 31, 2007 was $3.7 million in comparison to $142.3 million for the year ended December 31, 2006. In 2006, net cash used in investing activities represented mainly our issuance of the senior secured notes due 2011.

        Our net cash used in financing activities was $9.8 million for the year ended December 31, 2007 compared to net cash provided by financing activities of $140.1 million during the year ended December 31, 2006. In 2007, this related to the repurchase of shares held by North Western Neva Ltd for $7.6 million and $1.7 million due from Britannia Bulk Holdings Plc and Britannia Bulk Finance Ltd in respect of legal and professional fees we paid on their behalf. In 2006, this related to the sale and issuance of the senior secured notes due 2011.

  Sources and Uses of Cash for the Year Ended December 31, 2006

        Our cash and cash equivalents increased to $17.2 million as of December 31, 2006, compared to $6.4 million as of December 31, 2005 and to $9.3 million as of December 31, 2004. Our working capital surplus was $151.7 million as of December 31, 2006 as a result of the sale and issuance of the senior secured notes due 2011. As of December 31, 2006, $138.1 million remained in the vessel acquisition account for the purchase of additional vessels.

        Our net cash provided by operating activities during 2006 was $13.0 million compared to $14.4 million during 2005. This decrease was primarily due to a weakened drybulk charter rate environment during 2006. In addition, we incurred $5.2 million in drydocking costs related to Explorer II, Challenger II and Voyager II which adversely affected our overall net cash from operating activities for the year ended December 31, 2006.

        Our net cash used in investing activities substantially increased in 2006 to $142.3 million which reflects the funding of the vessel acquisition account of $140.0 million from the proceeds of the sale and issuance of the senior secured notes and a prepayment in connection with the acquisition of one of our vessels. In comparison and for the year ended December 31, 2005, our net cash used in investing activities was $27.9 million, which amounts are associated with the acquisition of certain vessels and our tugs and barges.

        Our net cash provided by financing activities was $140.1 million for the year ended December 31, 2006 compared to $10.5 million during the year ended December 31, 2005. The change in cash provided by financing activities relates to (i) net proceeds of $173.2 million from the sale and issuance of the senior secured notes due 2011, (ii) capitalizing $6.8 million in fees and expenses associated with the sale and issuance of the senior secured notes, and (iii) repayment of long-term indebtedness totaling $26.2 million.

  Sources and Uses of Cash for the Year Ended December 31, 2005

        As of December 31, 2005, we had a cash balance of $6.4 million. Our working capital deficit was $4.6 million as of December 31, 2005 due to the current portion of long-term debt from indebtedness incurred to finance the acquisition of certain vessels in our fleet.

        Our net cash provided by operating activities during 2005 was $14.4 million compared to $2.9 million during 2004. This increase was primarily due to the increase in the number of operating days and chartered-in activities during the period, which more than offset the effects of an overall weakening in the spot market and resulted in increased revenues. We incurred $2.1 million in drydocking costs related to Adventure II in 2005.

        Our net cash used in investing activities was $27.9 million for the year ended December 31, 2005 compared with $24.9 million for the year ended December 31, 2004. This increase reflects the rise in costs associated with the purchase price of Discovery II, certain of our tug and barge vessels and a majority equity interest in Svendborg Ship Management A/S as compared with the acquisition of the vessels Explorer II, Challenger II, Adventure II and Voyager II in 2004.

        Our net cash provided by financing activities was $10.5 million for the year ended December 31, 2005 compared with $31.3 million during the year ended December 31, 2004. This decrease is largely due to fewer borrowings to finance vessel acquisitions in 2005 as compared with 2004. In 2005, we borrowed $19.5 million to partially finance the acquisition of the tug and barge vessels and the purchase of Discovery II, whereas we borrowed $31.8 million in 2004 to partially finance the acquisition of the vessels Explorer II, Challenger II, Adventure II and Voyager II. These cash inflows from financing activities in 2005 were partially offset by loan repayments of $9.3 million that we made in the same period.

Contractual Obligations

        The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007:

	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	($ in millions)
Long-term debt obligations	$—	$—	$185.0	$—	$185.0
Short-term debt obligations	30.0	—	—	—	30.0
Interest payments on long-term debt	20.4	40.7	20.4	—	81.4
Interest payments on short-term debt	1.7	—	—	—	1.7
Operating lease commitments(1)	0.3	0.5	0.5	0.4	1.8
Charter hire payments	285.4	281.2	236.7	123.6	926.9
Purchase Obligations	—	—	—	—	—

	$337.8	$322.4	$442.6	$124.0	$1,226.8

(1)
Consisting of rent on our London head office accommodation.

        We charter-in a significant majority of our operated fleet and rely on COAs, time charters and the spot charter market to fill demand for these vessels. The rates we pay to charter-in vessels are fixed until the termination of the charter-in contract, which may be more than five years after the date we enter into the contract. In contrast, the competitive COA, time charter and spot charter markets are characterized by highly volatile rates which may fall below the rates we pay to charter-in vessels, making operation of such vessels unprofitable. In addition, general volatility in the demand for drybulk shipping services may impact our ability to keep our chartered-in vessels fully employed for the duration of their charters. We base our chartering-in decisions on our expectations of vessel supply and demand and how the COA, time charter and spot charter markets will perform, but cannot guarantee that these expectations will prove accurate. We are therefore exposed to a significant decrease in charter rates or our inability to fully employ our chartered-in vessels through COAs, time charters or spot charters. While we currently do not have a general policy of hedging these exposures, we may from time to time attempt to hedge these exposures through forward freight agreements, or FFAs, or through other derivative instruments. See "Item 5. Operating and Financial Review and Prospects—Qualitative and Quantitative Disclosures About Market Risk—Forward Freight Agreements."

        With respect to our charter hire payments, as of December 31, 2007 we had charter-in contracts for a total of 67 vessels for an average remaining term of 491 days and at an average daily charter-in rate of $34,379. The following table provides a breakdown of the average remaining terms and average daily charter-in rate by vessel type as of December 31, 2007:

Vessel Type	Number of Chartered-in Vessels	Average Remaining Term	Average Daily Charter-in Rate
		(days)	($)
Panamax	32	797	38,592
Handymax	22	246	34,055
Handysize	13	152	24,556

Total	67	491	34,379

        44 of these charters have already commenced as of December 31, 2007, while others will not commence (and the relevant chartered-in vessels will not be delivered) for several more months or years. For a maturity breakdown of our payment obligations under our charter-in contracts as of December 31, 2007, see the first table under "Item 5. Operating and Financial Review and Prospects—Contractual Obligations" above.

        See note 11 to our historical consolidated financial statements included elsewhere in this annual report. For further detail in regard to our chartered-in fleet please see "Item 4.B. Business Overview—Our Fleet and Operations—Chartered-in Fleet."

        On February 13, 2008, we entered into a secured bridge facility with Lloyds TSB Bank Plc for $30.0 million. This facility has been drawn on in full and to date has borne interest at LIBOR, plus a margin of 2.0%.

Capital Expenditures

        We make capital expenditures from time to time in connection with our vessel acquisitions. Since the beginning of 2007, we have taken delivery of three Panamax vessels, three Handymax vessels, two Handysize vessel and one tug. Excluding the purchase price of the tug, which was acquired using cash available from operations, we have expended $195.6 million to acquire these eight drybulk vessels. These drybulk vessel acquisitions were financed with a substantial portion of the net proceeds from our offering of the senior secured notes due 2011. In addition, we intend to expand our fleet with cash available from operations and debt or equity financings.

        In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2011 for our current fleet and our fleet to be delivered to be:

Year	Estimated Drydocking Costs
($ in millions)
2008	9.1
2009	9.0
2010	9.3
2011	14.5

        The estimated capital expenditures set forth above include approximate costs for 2008 and subsequent years due to delivery of new vessel acquisitions. We believe that the funding of these costs will be met with cash we generate from operations.

Qualitative and Quantitative Disclosures About Market Risk

        Forward Freight Agreements.    We are exposed to decreases in charter rates or our inability to fully employ our chartered-in vessels through COAs, time charters or spot charters. We may from time to time enter into drybulk forward freight agreements, or FFAs, as economic hedges relating to identifiable ship or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivate instruments, including drybulk shipping FFAs, we will attempt to manage our financial risk associated with fluctuating market conditions. When entering into FFAs, we assume the risk that counterparties may fail to meet the terms of their contracts. The only FFA we have entered into to date was recorded in our statement of operations under "Loss on Forward Freight Agreements." The net loss from FFAs amounted to $1.2 million in the year ended December 31, 2007. As of December 31, 2007, we had no open FFA positions.

        Interest Rates.    Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. Following the completion of the offering of the senior secured notes and subsequent repayment of all our outstanding debt in 2006, our only significant exposure to interest rate changes results from our $30 million senior secured bridge facility which currently bears interest at LIBOR plus 2%. See "Item 10.C.—Material Contracts—Secured Bridge Facility."

        Foreign Exchange Rates.    In the year ended December 31, 2007, we generated 99% of our revenues in U.S. dollars, and incurred 99% of our operating expenses in U.S. dollars and 1% in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. We are therefore not exposed to significant foreign currency rate risk. For accounting purposes, expenses included in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.

        Inflation.    We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (including crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel and oil) costs are not expected to have a material effect on our future operations. In the case of our vessels, which are time chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under COAs or spot charters, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see note 2 to our consolidated financial statements.

        Revenue Recognition.    Revenues are generated from COAs, time charter and spot charters. Revenues from time charters are recognized rateably over the periods of such charters. COAs and spot charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the spot charter. Demurrage income is recognized rateably over the duration of the spot charter.

        Impairment of long-lived assets.    We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

        Depreciation and Amortisation.    We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years. We believe that a 25-year depreciable life is consistent with that used by other ship owners. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

        Deferred drydocking costs.    Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

        Allowance for doubtful accounts.    Revenue is based on contracted charter parties and COAs, and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

        Fair value of financial instruments.    Financial instruments carried on the balance sheet include cash and cash equivalents, trade accounts receivable and payable, derivative assets and liabilities, long-term debt and other receivables and payables. In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. The fair value of these financial instruments approximates their individual carrying amounts as of December 31, 2007, 2006 and 2005.

        Derivative Instruments.    We may from time to time enter into drybulk FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. None of our derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations. Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. Trading of FFAs could lead to material fluctuations in our reported net income on a period-to-period basis. We classify cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows. The FFAs are recorded in the consolidated statements of operations under "Loss on forward freight agreement."

Off-Balance Sheet Arrangements

        As at December 31, 2007, we did not have any off-balance sheet arrangements, and we currently do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

        In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, Disclosures about Fair Value of Financial Instruments. We are required to adopt SFAS 159 effective January 1, 2009 and are currently evaluating the impact of SFAS 159 on our consolidated financial statements.

        The FASB issued SFAS No. 157 ("SFAS 157") on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on our consolidated financial statements.

        In September 2006, the SEC ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on our results of financial operations or financial position.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Overview

        Our management is vested in our board of directors and senior management. Our board of directors is responsible for, among other things, supervising the general and day-to-day management of our business, ensuring proper organization of our business, preparing plans and budgets for our activities and ensuring that our activities, accounts and vessel management are subject to adequate controls. Our senior management is responsible for the day-to-day management of our operations in accordance with the instructions set out by our board of directors.

        The business address of each of our directors and senior management is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

        Biographical information with respect to each of our directors and senior management is set forth below.

Board of Directors

        Our board of directors is elected annually, and each director holds office for a one year term. Set forth below are the names, ages and positions of our directors:

Name	Age	Position
Arvid Tage	41	Chairman of the Board, Chief Executive Officer and Director
Fariyal Khanbabi	40	Chief Financial Officer and Director
Cliff Hanson	56	Chief Operating Officer, Managing Director and Director
John Sinders	54	Non-Executive Director
Jens Fehrn-Christensen	56	Non-Executive Director
Soren Halsted	56	Non-Executive Director

        Arvid Tage has served as our chief executive officer and chairman since 2003. Mr. Tage is part of our management team that is responsible for our day-to-day management. From 1996 to 2003, Mr. Tage was a founder and served as a director at Rainbow Shipping and Trading (London) Limited. Cumulatively, he has 17 years of experience in the drybulk shipping industry. Mr. Tage is our founding shareholder, and is also a principal member of the Baltic Exchange.

        Fariyal Khanbabi has served as a director and our chief financial officer since August 2006. Ms. Khanbabi has 18 years of experience in finance and accounting. Prior to joining us, Ms. Khanbabi served as the European operations director and vice president of international finance for the marketing agency MIVA.COM since August 2003; prior thereto, she was finance director for East Ltd., a retail chain from April 2001 to July 2003; and group finance director for KB Maritime Services Ltd., an international shipping group from 1996 to March 2001. Ms. Khanbabi is a member of the Institute of Chartered Accountants of England and Wales.

        Cliff Hanson has served as a director since July 2006, and as our chief operating officer and managing director since September 2006. Prior to that time, he was chartering manager for Narvic London Ltd., a branch agency office for Narvic Maritime S.A. since September 2005; Operator and Freight Trader for Belmont Shipping Ltd., a company specializing in sea transportation of steel and bulk cargoes from October 2002 to September 2005; and broker, operator, freight trader for Curzon Maritime Ltd., a representative office for a ship owning and operating company from January 2001 to July 2002 and was previously with ED & F Man Shipping Ltd for 11 years, of which eight years serving as director/managing director. Mr. Hanson has approximately 30 years of experience in the shipping industry as well as vast industry contacts. He is a lead and principal member of the Baltic Exchange.

        John Sinders has served as a director since June 1, 2007. Mr. Sinders was previously a managing director of Jefferies & Company, Inc., an investment banking firm, from 2001 to 2007. He served as managing director of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to November 2001. From 1993 until 1999, Mr. Sinders served as an executive vice president of Jefferies & Company, Inc. Mr. Sinders also served as a managing director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 until 1993. He was a member of the board of directors of Howard Weil from 1990 until 1993. Prior to joining Howard Weil, he was a partner with the McGlinchey, Stafford law firm in New Orleans, Louisiana. Mr. Sinders currently serves on the board of The Shaw Group Inc., a Louisiana based publicly-traded company.

        Jens Fehrn-Christensen has served as a director since January 25, 2008. Mr. Fehrn-Christensen previously served as chief financial officer of Norden A/S from 1992 to 2007. Prior to that he was chief executive officer of Skou International A/S from 1989 to 1992, and has held a variety of financial and control positions in Danish companies from 1978. He is currently a member of the boards of directors of Sun-Air of Scandinavia A/S and the Hansi & Janus Family Foundation, respectively, and chairman of the boards of directors of NCS Holding A/S and Meyer & Bukdahl A/S, respectively. Mr. Fehrn-Christensen holds bachelor and masters degrees from Copenhagen Business School.

        Soren Halsted has served as a director since January 25, 2008. Mr. Halsted previously served as managing director of Clipper Group A/S from 2000 to 2006, where he was also a member of its international executive board. From 1993 he held a number of positions at Clipper Group with primary responsibility for sales, purchasing and contracting. From 1988 to 1992, he was a deputy director at Commercial Trading A/S, with primary responsibility for ship-financing. Prior to that, he held a number of positions at various companies with responsibility for sales, purchasing and contracting. Mr. Halsted is currently chairman of the boards of directors of CS & Partners A/S, CS & Partners Skibe A/S, CS & Partners Property A/S, HH2 A/S, Clipper Group A/S and Sundkrog Property Company A/S. He is currently a member of the boards of directors of Nordic Tankers A/S, Harbour House A/S, Courtney Fynn Shipping Limited and Argonaut Shipping (Marshall Islands).

Senior Management

        Our senior management serves at the will of our board of directors. Set forth below are the names, ages and positions of our senior management:

Name	Age	Position
Arvid Tage	41	Chief Executive Officer
Fariyal Khanbabi	40	Chief Financial Officer
Cliff Hanson	56	Chief Operating Officer
Peter Wilkinson	58	Director of Operations
Serguei Zoudov	39	Director of Chartering
David Znak	40	Director of Chartering

        Arvid Tage.    See "—Board of Directors" above for details regarding Mr. Tage.

        Fariyal Khanbabi.    See "—Board of Directors" above for details regarding Ms. Khanbabi.

        Cliff Hanson.    See "—Board of Directors" above for details regarding Mr. Hanson.

        Peter Wilkinson currently serves as director of operations. Mr. Wilkinson is part of our management team that is responsible for our day-to-day ship operations. Prior to joining us, Mr. Wilkinson was operations manager with Noble Europe Ltd, from 2002 to 2007. Prior to this, from 1989 to 2002 Mr. Wilkinson worked for Intercontinental Fuels Ltd as an international coal trader and operations coordinator. From 1969 to 1989 Mr. Wilkinson worked in various shipping departments and subsidiaries of Ocean Transport and Trading Ltd. Mr. Wilkinson brings to us over 30 years' experience in the shipping industry.

        Serguei Zoudov currently serves as a joint director of chartering. Mr. Zoudov is part of our management team that is responsible for our day-to-day operations. Prior to joining us, he served as a co-director at Rainbow Shipping and Trading (London) Limited from 1996 to 2004. Mr. Zoudov has 15 years of experience in the shipping industry. Mr. Zoudov graduated from Admiral Makarov Nautical Academy, the leading Russian maritime academy.

        David Znak currently serves as a joint director of chartering. Mr. Znak is part of our management team that is responsible for our day-to-day operations. Prior to joining us, he was chartering manager at Rainbow Shipping and Trading (London) Limited from 1998 to 2004. Mr. Znak has 20 years of experience in the shipping industry. He is a member of the Institute of Chartered Shipbrokers.

B.    COMPENSATION

Directors and Senior Management Compensation

        Non-executive directors receive annual fees in the amount of $32,000 per individual plus reimbursement for their out-of-pocket costs for the year ended December 31, 2007. These fees may be increased from time to time at the discretion of the board of directors.

        The aggregate base salary and bonus compensation paid (or accrued and contingent or deferred) to all our directors and senior management as a group was $5,875,000 for the year ended December 31, 2007.

        The compensation for each member of senior management is principally comprised of base salary, bonus and contributions to pensions on their behalf. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual's anticipated contribution to us and our growth. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate.

        We have entered into service contracts with Mr. Arvid Tage, as chief executive officer and chairman, Mr. Clifford Hanson, as chief operating officer and managing director, and Mr. Znak, Mr. Serguei Zoudov and Mr. Wilkinson as directors of chartering.

        The contracts are each for a fixed period of three years. On the anniversary of the contract, the term is automatically extended by one year, unless either party has given six months' notice of non-renewal.

        Under the service contracts with our senior management we have reserved the right to terminate the contracts without any notice or on notice less than the notice period provided for in the service contract, but in such case will pay each employee a sum equal to, but no more than the salary in respect of that part of the period of notice we have not given. The statutory minimum notice period is governed by the United Kingdom Employment Rights Act 1996, whereby we have to give a minimum notice of not less than one week for each year of continuous employment.

        We can terminate each service contract immediately if, amongst other reasons, the employee: (i) commits any serious breach of his service agreement or is guilty of any gross misconduct or willful neglect in the discharge of his duties; (ii) is guilty of any fraud or dishonesty or conduct tending to bring himself, us or any group company into disrepute; (iii) shall commit any act of bankruptcy or shall take advantage of any statute for the time being in force offering relief for insolvent debtors; (iv) is convicted of any criminal offence; or (v) is disqualified from holding office in us or in any other company by reason of any order made under the United Kingdom Company Directors Disqualification Act 1986.

        If at any time the employee is unable to perform his duties properly because of ill health, accident or otherwise for a period or periods totaling at least 260 working days in any period of 12 calendar months, or becomes incapable by reason of mental disorder of managing and administering his property and affairs, then we may terminate his employment by giving not less than 12 months' written notice.

        We currently have no service contract between us and Ms. Fariyal Khanbabi.

C.    BOARD PRACTICES

Board of Directors

        Our board of directors is currently comprised of three executive directors and three independent non-executive directors. Each of our elected directors holds office for a one-year term until a successor is elected or until his earlier death, resignation or removal. Our directors are elected by shareholders at general meeting, subject to certain procedural requirements set out in our articles of association. Further, the board of directors may appoint new directors, either to fill a vacancy or to appoint an additional director. Our articles of association provide that our board of directors shall consist of a minimum of two directors and that there shall be no maximum number unless otherwise determined by the shareholders. Shareholders may change the minimum and maximum number of directors that may sit on our board only by passing an ordinary shareholder resolution.

Committees

        We have established an audit committee which is presently comprised of three directors. The audit committee is chaired by Mr. Fehrn-Christensen, with the other members being Mr. Sinders and Mr. Halsted. Our board of directors has determined that Mr. Sinders is an "audit committee financial expert," as such term is defined in Item 16A of Form 20-F.

        Our board of directors and audit committee has adopted a charter which sets forth such committee's primary roles and responsibilities. These principal responsibilities include, among others: managing the relationship between us and our independent auditing firm; monitoring the integrity of our financial statements; reviewing our internal financial controls and risk management systems; monitoring and reviewing our internal audit functions. The audit committee will regularly report to the board of directors.

        We have not established, nor do we intend to establish, a remuneration committee responsible for establishing our senior management compensation and benefits, although we do intend to establish a nomination committee, responsible for proposing candidates for election to the board in due course.

D.    EMPLOYEES

        As of December 31, 2007, we had a team of 55 shore-based employees, including 22 in Svendborg and four consultants. Our personnel have substantial shipping experience and together speaks over 10 languages. In addition, we currently employ approximately 305 seafaring personnel and utilize four consultants.

E.    SHARE OWNERSHIP

        The table below sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2007 by all of our directors and senior management, individually and as a group.

Name	Number of Shares	Percentage of Shares Outstanding
Arvid Tage(1)	5,349,337	65%
Serguei Zoudov(2)	2,189,589	27%
David Znak(3)	657,492	8%
Cliff Hanson	0	0%
Fariyal Khanbabi	0	0%
Peter Wilkinson	0	0%
John Sinders	0	0%
Jehns Fehrn-Christensen	0	0%
Soren Halsted	0	0%
All directors and senior management as a group (nine persons)	8,196,418	100%

(1)
Mr. Tage, our chief executive officer, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the Cayman Islands the 5,349,337 ordinary shares owned by Lusca Holdings Ltd. Mr. Tage's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

(2)
Mr. Zoudov, our director of chartering, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the British Virgin Islands and Jersey the 2,189,589 ordinary shares owned by Balcare Holdings Limited. Mr. Zoudov's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

(3)
Mr. Znak, our director of chartering, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the British Virgin Islands and Jersey the 657,492 ordinary shares owned by Cliffgrove Limited. Mr. Znak's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2007 by each person known to us to be the beneficial owner of more than 5% of our securities and all of our directors and senior management as a group.

All of our shareholders, including the shareholders included in this table, are entitled to one vote for each ordinary share held by such shareholder:

Name	Number of Shares	Percentage of Shares Outstanding
Lusca Holdings Ltd(1)	5,349,337	65%
Balcare Holdings Limited(2)	2,189,589	27%
Cliffgrove Limited(3)	657,492	8%

All directors and senior management as a group (nine persons)	8,196,418	100%

(1)
Mr. Tage, our chief executive officer, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the Cayman Islands the 5,349,337 ordinary shares owned by Lusca Holdings Ltd. Mr. Tage's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

(2)
Mr. Zoudov, our director of chartering, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the British Virgin Islands and Jersey the 2,189,589 ordinary shares owned by Balcare Holdings Limited. Mr. Zoudov's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

(3)
Mr. Znak, our director of chartering, and certain members of his family, may be deemed to beneficially own through certain trusts and holding companies formed under the laws of the British Virgin Islands and Jersey the 657,492 ordinary shares owned by Cliffgrove Limited. Mr. Znak's address is Dexter House, 2 Royal Mint Court, London EC3N 4QN, United Kingdom.

B.    RELATED PARTY TRANSACTIONS

Shareholders Agreement

        We and our shareholders are party to a shareholders' agreement under which we and they have agreed (for the benefit of our shareholders and us) to subject us and themselves to certain restrictive covenants, restrictions on the disposal of ordinary shares by them, obligations to promote our interests and restrictions on entering into arrangements with us and our subsidiaries on non-arm's length terms.

Repurchase of Shares by Our Subsidiary and Our Shareholders

        In April 2007, we entered into an agreement with, among others, North Western Neva Limited to repurchase 434,168 of its ordinary shares. The total consideration was to be $7.5 million and payable in three tranches. The first tranche was for 159,681 ordinary shares and closed on April 16, 2007 for a consideration of $2.8 million in cash. The second tranche was for 159,681 ordinary shares and was scheduled to close on April 15, 2008 for a consideration of $2.8 million in cash. The third and final tranche was for 114,806 ordinary shares and was scheduled to close on April 15, 2009 for a consideration of $2.0 million in cash. The purchase agreement also included a provision whereby our shareholders had the option to purchase the remaining 44,875 shares held by North Western Neva Limited for $775.

        In November 2007, this agreement was amended enabling us to complete the repurchase of the outstanding second and third tranche of ordinary shares immediately. As a result of the amendment, on November 14, 2007, we repurchased 274,487 ordinary shares for $4,742.

        Simultaneous with the execution of the amendment agreement, Arvid Tage, our chief executive officer, repurchased 44,875 ordinary shares held by North Western Neva Limited and covenanted to perform North Western Neva Limited's obligation to sell the additional 44,875 ordinary shares back to us, in each case, pursuant to a plan approved by our board of directors.

        As a result of the simultaneous amendment agreement and assignment agreement, we completed the repurchase of all ordinary shares held by North Western Neva Limited on November 8, 2007.

Transactions with Shareholders

        During the year ended December 31, 2007, Robson Shipping & Trading (Dublin) Limited, a company controlled by Gary Peter Robson, who holds 1,000 of our ordinary shares, provided ship brokering services to us under a consultancy agreement. For the year ended December 31, 2007, these expenses aggregated approximately $248,000.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 18: Financial Statements.

Legal or Arbitration Proceedings

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

Dividend Policy

        For the year ended December 31, 2007, we did not make any dividend payments to our shareholders. Pursuant to the terms of the indenture governing the senior secured notes, we do not intend to declare or pay dividends on our ordinary shares in the foreseeable future. Instead, we intend to invest any future earnings in our operations and servicing our outstanding indebtedness.

B.    SIGNIFICANT CHANGES

        Except as disclosed in this Form 20-F and the audited financial statements included herein, there has been no significant change in our financial position since December 31, 2007.

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

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration, Objects and Purpose

        We are a public limited company and are incorporated and registered in England and Wales, under registered number 03842976. Clause 4 of our memorandum incorporates a wide-ranging objects clause which entitles us to carry on business as a general commercial company and grants us power to do all such things as are incidental or conducive to the carrying on of any trade or business by us; including the right to borrow and raise money in any manner and the right to sell, deal with and dispose of debentures and debenture stocks.

Directors

        Our articles of association provide for a board of directors consisting (unless otherwise determined from time to time by ordinary resolution of the shareholders) of no fewer than two directors, who shall manage our business and exercise all our powers (subject to the provisions of the Companies Act 1985 and the Companies Act 2006, our memorandum and articles and any special resolution of our shareholders).

        Two directors present shall constitute a quorum necessary for the transaction of business by the board of directors. Both the directors, and the shareholders by ordinary resolution, have the authority to appoint a person who is willing to act as a director.

        Under our articles, a director may vote at any meeting of the board of directors or meeting of a committee of the board of directors, notwithstanding that it in any way relates to or concerns a matter in which he has, directly or indirectly, any kind of interest, including a material interest. Such director's vote on the resolution shall be counted and he shall be counted as part of the quorum present at such meeting. However, a director with an interest, either direct or indirect, in a contract or proposed contract with us must declare the nature of his interest in accordance with section 317 of the Companies Act 1985.

        Under our articles, remuneration awarded to directors shall be determined by ordinary resolution of our shareholders. By powers conferred in our articles, the directors may exercise our powers in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them by reason of the exercise of any such powers.

        The directors are empowered to exercise all powers of the company to borrow money without limit and upon such terms and in such manner as they think fit. The directors have wide powers to grant security such as mortgages, charges and to issue debentures and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party and subject to section 80 of the Companies Act 1985, the directors may grant security convertible into ordinary shares following an ordinary resolution of our shareholders. The borrowing powers of the directors can be varied provided the shareholders amend the articles by passing a special resolution with a majority of 75% or more of the shareholders.

        Our articles do not require that the directors retire at a specific age or not retire before reaching a specific age. The directors are not required to retire by rotation.

        Directors are not required to hold any shares in us as a qualification to act as a director.

Dividend Rights

        We may, by ordinary resolution, declare dividends, but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends where they are justified by the distributable profits of the company. All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, unless the rights attached to the shares provide otherwise. All dividends shall be apportioned according to the length of the period for which the dividend is paid, unless a share is issued on different terms.

        Our articles permit satisfaction of a dividend, in whole or in part, by distribution of assets. However, such dividends must be declared by the shareholders at a general meeting upon the recommendation of the directors.

        If a dividend remains unclaimed for 12 years from the date when it became due for payment, it will be forfeited and cease to remain owing by the company, if the directors so resolve.

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

        No shareholder may vote at a general meeting or at a meeting of the holders of a particular class of shares (either in person or by proxy) in respect of any share held by him, unless all moneys presently payable by him have been paid.

        Matters are transacted at general meetings of Britannia Bulk Plc by the proposing and passing of three kinds of resolutions:

  •
  ordinary resolutions, which include resolutions for the appointment of directors, the declaration of final dividends, the appointment and re-appointment of auditors, the increase of authorised share capital and the grant of authority to allot shares;

  •
  special resolutions, which include resolutions to amend our memorandum or articles; and

  •
  extraordinary resolutions, which include resolutions to divide the assets among the shareholders on the winding up of the Company.

        In order to be passed, an ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a meeting at which there is a quorum, and special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the votes cast at a meeting at which there is a quorum. The necessary quorum for a meeting of the company is a minimum of two persons entitled to vote upon the business to be transacted, each being a shareholder, a proxy or a duly authorized representative of a corporation.

        Where there is an equality of votes, either by poll or on a show of hands, the chairman shall be entitled to a casting vote, in addition to any other votes he may have.

Capital Calls

        Under English law and pursuant to our articles, to the extent that the share premium is not paid up on issued shares, we have a first and paramount lien on every share not being fully paid up. Subject to the terms of the allotment, directors may call upon the shareholders in respect of the unpaid moneys and each shareholder shall pay to the company the amount called up. All of our issued shares are fully paid up.

Liquidation Rights

        In the event of the liquidation of Britannia Bulk Plc, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them. A liquidator may, with the sanction of an extraordinary resolution of the shareholders and any other sanctions required by English company law, divide among the shareholders the whole or any part of the company's assets. Alternatively, upon the adoption of an extraordinary resolution of the shareholders, a liquidator may vest the assets in whole or in part in trustees upon trust for the benefit of the shareholders, although no shareholder shall be compelled to accept any assets upon which there is a liability.

Pre-emptive Rights and New Issues of Shares

        While our shareholders have no pre-emptive rights under the articles, the directors' powers to allot shares, securities convertible into shares and grant rights to subscribe for shares in the company is restricted. Under section 80 of the Companies Act 1985, directors of a company are generally unable to allot equity securities without express authorisation, such authorisation may be given in the company's articles or by shareholders in general meeting, but in neither case may the authorisation last longer than five years. The articles initially provided our directors with a general power to allot authorised but unissued share capital. Such power to allot may, however, be revoked or varied by ordinary resolution of our shareholders.

        The requirements of section 89 of the Companies Act 1985, that a company may not allot shares other than for cash without first making an offer to existing shareholders to allot the shares to them on the same or more favorable terms in proportion to their respective shareholdings, can be disapplied with express authorization either specified in our articles or by special resolution by the shareholders for a period not exceeding five years. The articles have initially disapplied section 89 for a period of five years from October 17, 2007.

Disclosure of Interest in Britannia Bulk Plc's Shares

        The articles do not contain provisions whereby those acquiring or disposing of a certain percentage of our shares are required to make disclosure of their ownership percentage.

        Under section 793 of the Companies Act 2006, the company may by notice in writing, including in electronic form, require a person whom the company knows or has reasonable cause to believe to be or, who at any time during the three years preceding the issue date of the notice to have been, interested in the company's issued and voting shares to confirm or indicate whether or not that is the case and, if that person does or did hold an interest in such shares, to confirm the information as set out in section 793 within a reasonable time. Sections 794 and 795 specify penalties for failure to provide information within the specified time when served with a notice. These include criminal penalties.

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

        For an annual general meeting, at least 21 clear days' written notice is required, although such meeting can be held on short notice if all the shareholders entitled to attend and vote at the meeting agree. For an extraordinary general meeting called for passing a special resolution or a resolution appointing a person as a director, at least 21 clear days' written notice is required. All other extraordinary general meetings shall be called on 14 clear days' written notice. However, extraordinary general meetings can be held on short notice if a majority in number of the shareholders entitled to attend and vote, together holding not less than 95% of the nominal value of the shares, agree. All notices of general meetings must contain a statement allowing a member to appoint a proxy.

        The notice must set out the time and place of the meeting, the business to be transacted and if the meeting is an annual general meeting, this fact must also be specified.

Variation of Class Rights

        If, at any time, our share capital is divided into shares of different classes, rights attached to each class may be varied in accordance with the Companies Act 1985. Rights may be varied if the holders of three-quarters of the nominal value of the issued shares of that class consent in writing to the variation or an extraordinary resolution passed at a separate general meeting of the holders of that class sanctions the variation.

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

Repurchase of Shares

        Subject to authorisation by shareholder resolution, we may purchase our own shares in accordance with English company law. Any shares which have been bought back must be cancelled immediately upon completion of the purchase thus reducing our issued share capital, unless they can be held as treasury shares. Subject to the provisions of the Companies Act 1985 and the Companies Act 2006, shares may be issued which are to be redeemed or which may be redeemed at the option of the company or the holder. We have no redeemable shares in issue.

C.    MATERIAL CONTRACTS

Acquisition Agreements

  Navigator II

        On February 27, 2007, the Company took delivery of the Navigator II pursuant to a Memorandum of Agreement entered into on August 30, 2006. The Navigator II is a 1998 built 69,146 DWT Panamax type vessel and was purchased for $28.5 million. The Company has entered into a charter for the Navigator II at a rate of $25,000 per day. This time charter commenced in January 2007 and will expire on or about January 2009.

  Endurance II

        On April 10, 2007, the Company took delivery of the Endurance II pursuant to a Memorandum of Agreement entered into on February 9, 2007. The Endurance II is a 1994 built 70,029 DWT Panamax type vessel and was purchased for $36.7 million. The Company has entered into a charter for the Endurance II at a rate of $25,000 per day. This time charter commenced in September 2007 and will expire in September 2009.

  Endeavour II

        On May 8, 2007, the Company took delivery of the Endeavour II pursuant to a Memorandum of Agreement dated January 16, 2007. The Endeavour II is a 1994 built 70,003 DWT Panamax type vessel, and was purchased for $36.7 million. The Company has entered into a charter for the Endeavour II at a rate of $25,000 per day. This time charter commenced in May 2007 and will expire in May 2009.

  Commander II

        On May 2, 2007, the Company took delivery of the Commander II pursuant to a Memorandum of Agreement entered into on March 12, 2007. The Commander II is a 1983 built 31,431 DWT Panamax type vessel and was purchased for $10.75 million. The Company has entered into a charter for the Commander II at a rate of $15,000 per day. This time charter commenced in June 2007 and will expire in June 2009.

  Enforcer II

        On July 11, 2007, the Company took delivery of the Enforcer II pursuant to a Memorandum of Agreement dated June 21, 2007. The Enforcer II is a 1981 built 23,794 DWT Handysize vessel and was purchased for $6.25 million. The Company has entered into a charter for the Enforcer II at a rate of $15,000 per day. This time charter commenced in May 2007 and will expire in July 2009. The Enforcer II is currently subject to an option to purchase, granted by us in favor of the current charterer of such vessel. The charterer has until September 2008 to exercise such option to purchase at a price of $9.5 million.

  Defiant II

        On January 16, 2008, the Company took delivery of the Defiant II pursuant to a Memorandum of Agreement dated October 24, 2007. The Defiant II is a 1978 built 10,800 DWT Handysize specialist self-loading/self-unloading vessel and was purchased for $5.7 million. The Company has entered into a charter for the Holmon at a rate of $8,000 per day. This time charter commenced on or about January 16, 2008 and will expire on or about January 2010.

  Ice Trader II

        On February 14, 2008, the Company took delivery of the Enforcer II pursuant to a Memorandum of Agreement and addendum dated January 22, 2008. The Ice Trader II is a 1995 built 43,705 DWT Handymax vessel and was purchased for $35.5 million. The Company has entered into a charter for the Ice Trader II at a rate of $25,000 per day. This time charter requires delivery of the vessel to the charterer in June 2008 and will expire in January 2009.

  Ice Power II

        On February 18, 2007, the Company took delivery of the Ice Power II pursuant to a Memorandum of Agreement and addendum dated January 22, 2008. The Ice Power II is a 1995 built 43,705 DWT Handymax vessel and was purchased for $35.5 million. The Company has entered into a charter for the Ice Power II at a rate of $25,000 per day. This time charter requires delivery of the vessel to the charterer in June 2008 and will expire in January 2009.

  Tugs and Barges

        During 2005 and 2006, the Company acquired five barges and three tugs pursuant to separate purchase agreements. The aggregate purchase price paid for the tugs and barges acquired during 2005 and 2006 totalled $14.7 million. During 2007, the Company acquired one tug for a purchase price of $1.0 million.

Indenture

        We are party to an Indenture dated November 16, 2006, as supplemented by the First Supplemental Indenture dated February 6, 2007 and the Second Supplemental Indenture dated February 9, 2007, by and among the Company, the guarantor parties thereto and Wilmington Trust Company, as trustee, pursuant to which the Company issued $185 million aggregate principal amount of 11% Senior Secured Notes with a maturity date of December 1, 2011. The Indenture sets forth the terms, rights and obligations of the senior secured notes, the Company and the Noteholders.

Registration Rights Agreement

        We are party to a Registration Rights Agreement dated as of November 16, 2006, pursuant to which the Company and its subsidiaries filed an exchange offer registration statement on Form F-4 with the SEC with respect to an offer to exchange the senior secured notes for substantially identical notes that are registered under the Securities Act. The exchange offer registration statement on Form F-4 was declared effective on March 9, 2007.

Security Documents

  First Preferred Ship Mortgage

        Each vessel acquired with the net proceeds of the offering of the senior secured notes is, or shall be, subject to a first preferred ship mortgage granted in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company mortgages the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

  Assignment of Earnings

        Each vessel acquired with the net proceeds of the offering of the senior secured notes is, or shall be, subject to an Assignment of Earnings in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company assigns any and all earnings arising in connection with the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

  Assignment of Insurances

        Each vessel acquired with the net proceeds of the offering of the senior secured notes is, or shall be, subject to an Assignment of Insurances in favour of Wilmington Trust Company, as trustee for the several Noteholders, pursuant to which the Company assigns all policies and contracts of insurance in respect of the vessel so acquired in order to secure the payment and performance of its obligations under the Indenture.

Secured Bridge Facility

        In connection with financing a portion of the purchase price for the acquisition of the Ice Trader II and the Ice Power II, we entered into a loan agreement dated February 13, 2008, with Lloyds TSB Bank Plc as original lender, agent and security trustee (the "Loan Agreement"). The facility provided under the Loan Agreement consists of a US$30,000,000 term loan facility (the "Facility"). We loaned the proceeds of the Facility to two of our wholly-owned subsidiaries, Enterprise Bulk Services S.A. ("Enterprise") and Oceanic Bulk Services S.A. ("Oceanic", and together with Enterprise, the "Guarantors"). Oceanic used its intercompany loan proceeds to acquire Ice Trader II, and Enterprise used its intercompany loan proceeds to acquire Ice Power II.

        The Facility is due in full on November 27, 2008. We are not obligated to amortize the principal amount of the Facility prior to such maturity date, but we are required to transfer US$600,000 per month from the earnings of Ice Trader II and Ice Power II into a collateral account maintained with and under the sole control of Lloyds TSB Bank Plc which amount may, at our option, be applied as a prepayment of principal. We are required to mandatorily prepay an allocated amount of the Facility if either the Ice Trader II or the Ice Power II is sold or becomes a total loss. If both the Ice Trader II and the Ice Power II are sold or become a total loss, we are required to prepay the entire Facility. The Facility may be voluntarily prepaid in whole or in part without premium or penalty.

        The Facility bears interest at LIBOR (plus the Mandatory Cost Rate (if applicable and as described in the Loan Agreement)) plus a margin equal to (i) 2.00 percent per annum for the period starting on the drawdown date and continuing until the date that is six months following the drawdown date or (ii) 3.50 percent per annum thereafter. Default interest is payable at 2.00 percent per annum above the then applicable rate.

  Guarantees; Security.

        The Facility is guaranteed by the Guarantors pursuant to separate guarantee agreements dated February 13, 2008, in favor of the security trustee (the "Guarantees"). In connection with the

Guarantees, each Guarantor entered into the following security documents in favor of the security trustee: (i) an accounts security deed regarding its deposit accounts; (ii) a first preferred ship mortgage regarding the Ice Trader II and the Ice Power II (as applicable); and (iii) a general assignment regarding its earnings, insurances, charters and requisition compensation.

  Covenants.

        The Loan Agreement and the Guarantees contain covenants which include (i) provisions regarding insurance and the operation of the Ice Trader II and the Ice Power II and (ii) limitations on:

  •
  a sale or disposal of substantially all of our assets;

  •
  our amalgamation, merger or reorganization;

  •
  the Guarantors ability to incur debt and other liabilities;

  •
  the creation of security over the Guarantors' assets; and

  •
  the changing of our business.

  Events of Default.

        The Loan Agreement, the Guarantees and other loan documents contain various events of default customary for ship financings, the occurrence of which would allow the lender to cancel its commitment, accelerate the outstanding loan and enforce its security.

D.    EXCHANGE CONTROLS

        There is currently no United Kingdom legislation restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of our ordinary shares who are non-residents of the United Kingdom. In addition, there are no limitations relating only to non-residents of the United Kingdom under English law or Britannia's Memorandum and Articles of Association on the right to be a holder of, and to vote, Britannia's ordinary shares.

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

Interest on the Notes

  Payment of interest on the Notes

        The notes will constitute "quoted Eurobonds" within the meaning of section 882 Income Tax Act 2007 ("ITA") as long as they are and continue to be listed on a "recognised stock exchange" within the meaning of section 1005 ITA. The Luxemburg Stock Exchange is a recognised exchange for these purposes. Payments of interest on quoted Eurobonds may be made without withholding on account of United Kingdom income tax; however, noteholders who are individuals or residual entities (as defined in EC Council Directive 2003/48/EC) are referred to the information below in the sections in respect of the "European Savings Directive" and "Withholding Tax—Luxembourg non-resident individuals."

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

Other United Kingdom taxpayers

        The notes will constitute "deeply discounted securities" within the meaning of Section 430 of Income Tax (Trading and other income) Act 2005. Any profit made by an individual or trustee resident for tax purposes in the United Kingdom on the "transfer" (including redemption and conversion) of the notes may be taxed as income. No relief is available for losses. In calculating any gain or loss on disposal of a note, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit may arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the note.

Exchange Offer

        For the purposes of the taxation of chargeable gains, the exchange of notes for registered notes pursuant to the exchange offer was not treated as involving any disposal of the original notes or any acquisition of registered notes but the original notes and the registered notes were treated as the same asset acquired as the original notes were acquired.

Stamp Duty and SDRT

        No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue or transfer of the notes.

Certain U.S. Federal Income Tax Considerations

General

        The following is a summary of the principal United States federal income tax consequences of the purchase, beneficial ownership and disposition of the notes. For purposes of this summary, (1) the United States Internal Revenue Code of 1986, as amended, is referred to as "the Code," and (2) the Internal Revenue Service is referred to as "the IRS."

        This summary:

  •
  does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to the purchase, ownership and disposition of the notes;

  •
  is based on the tax laws of the United States, including the Code, Treasury regulations (final, temporary and proposed), administrative rulings and practice, and judicial decisions each as in effect as of the date of the annual report, all of which are subject to change, possibly with retroactive effect;

  •
  deals only with holders who hold the notes as "capital assets" as defined in Section 1221 of the Code (generally, property held for investment);

  •
  does not address tax considerations applicable to investors that are subject to special tax rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that will hold the notes as part of a hedging transaction, "straddle" or "conversion transaction" for tax purposes, pass-through entities (e.g. partnerships) or investors who hold the notes through pass-through entities, persons deemed to sell the notes under the constructive sale provisions of the Code, persons liable for alternative minimum tax or U.S. Holders (as that term is defined below) of the notes whose "functional currency" is not the U.S. dollar; and

  •
  does not address any United States federal estate or gift tax laws or any state, local or foreign tax laws.

        Except as indicated under "Tax Treatment of Non-U.S. Holders" below, this summary applies only to holders that are (1) individuals who are citizens or residents of the United States as defined in Section 7701(b) of the Code, (2) corporations, or other entities that are taxable as corporations, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a United States court can exercise primary supervision over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person (each, a "U.S. Holder"). A "Non-U.S. Holder" is a beneficial owner of the notes that is not a U.S. Holder. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) acquires or holds the notes, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A holder that is treated as a partnership for U.S. federal income tax purposes, and partners of such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership, and disposition of the notes.

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

        Original Issue Discount.    We issued the notes at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated redemption price at maturity of each note constitutes original issue discount ("OID"). You will be required to include OID in your gross income periodically over the term of the notes before receipt of the cash or other payment attributable to such income regardless of your method of accounting for U.S. federal income tax purposes.

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

        Market Discount.    If you purchase a note for an amount that is less than its "revised issue price," subject to a de minimis exception you will be treated as having purchased the note at a "market discount." A note's revised issue price at the time of purchase will equal the note's issue price, increased by all accruals of OID and decreased by all payments on the note other than qualified stated interest. In such case, you will be required to treat any payment on, or any gain realized on the sale, exchange or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income. You also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations) to include market discount in income currently as it accrues. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income and will increase your adjusted tax basis in the note.

        Acquisition Premium.    If you purchase a note for an amount in excess of its adjusted issue price at the time of purchase, but less than its stated redemption price at maturity, you will be considered to have purchased a note with "acquisition premium." A note's adjusted issue price at the time of purchase will equal the note's issue price, increased by all accruals of OID and decreased by all payments on the note other than stated interest payments. You may use acquisition premium to reduce the OID that would otherwise accrue during a period. The amount of the reduction is the product of the amount of OID accrued during the period and a fraction, the numerator of which is the amount of acquisition premium and the denominator of which is the amount of remaining OID at the time of purchase. Alternatively, you may make the election described below under "Election to Treat all Interest as Original Issue Discount." The effect of the election will be to reduce the amount of OID by the amount of the acquisition premium.

        Amortizable Bond Premium.    If you purchase a note for an amount in excess of its stated redemption price at maturity, you will be treated as having purchased the note with "amortizable bond premium" equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Your adjusted basis in the note will be reduced by the amount amortized each year. If you do not make the election to amortize the premium, your basis will not be reduced and you will realize a smaller gain or a larger loss on a taxable disposition of the note than you would have realized had the election been made. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the IRS. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note.

        Election to Treat All Interest as Original Issue Discount.    In lieu of accounting for market discount and amortizable bond premium separately, you may elect to treat all interest on a note as OID and calculate the amount includible in gross income using a constant yield method under which the note would be treated as if issued on your purchase date for an amount equal to your adjusted basis in the note immediately after your purchase of the note. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If you make this election for a note with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, as the case may be. The election is to be made for the taxable year in which you acquire the note and cannot be revoked without the consent of the IRS. You should consult your tax advisor about this election as well as the elections described above under "Market Discount" and "Amortizable Bond Premium."

        Sale, Exchange and Retirement of the notes.    In general, your tax basis in such notes will be equal to (x) the cost of such notes (y) increased by the amount of OID or market discount accrued on the notes and included in your income (z) reduced by any amortizable bond premium deductions and payments of principal on such notes. Except as described under "Tax Treatment of U.S. Holders—Market Discount," upon a sale, exchange, or retirement of the notes, you will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in such notes. The amount realized will not include amounts attributable to accrued OID (which is taken into income as described above) or accrued but unpaid stated interest, which is taxed as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes. Such gain or loss will be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The net long-term capital gains derived by U.S. Holders that are individuals, estates or trusts currently are entitled to a preferential tax rate; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

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

Information Reporting and Backup Withholding

        Under certain circumstances, the Code requires "information reporting" annually to the IRS and to each U.S. Holder and Non-U.S. Holder (collectively, a "Holder"), and "backup withholding" with respect to certain payments made on or with respect to the notes. Certain U.S. Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its Taxpayer Identification Number, or TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

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

        THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF THE NOTES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENT BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The telephone number for public document requests at the SEC is +1-202-551-8090. In addition, documents referred to in this annual report may be inspected at the Company's principal place of business; 2nd Floor Dexter House, 2 Royal Mint Court, London EC3N 4XX, United Kingdom.

I.     SUBSIDIARY INFORMATION

        Great Belt Shipping Company, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Great Belt Shipping Company, S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Flagship Maritime, S.A. MV, a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Flagship Maritime, S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Baltic Navigation Company, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Baltic Navigation Co., S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Northern Star Navigation, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Northern Star Navigation, S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Britannia Bulk, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Britannia Bulk, S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Channel Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Channel Bulk Services S.A.'s registered office is at c/o Vives Y Asociados,

Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Navigator Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Navigator Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Atlantic Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Atlantic Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Western Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Western Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        International Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. International Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Unity Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Unity Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        BBL Denmark Holdings A/S, a wholly owned subsidiary of the Company, is primarily engaged in ownership of tugs and barges marine and surveys. BBL Denmark Holding A/S's registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

        Danmar Shipping, S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Danmar Shipping, S.A.'s registered office is at c/o Vives y Asociados, Edificio Banco Aliado, Octavo Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Britannia Bulkers plc, a subsidiary of which the Company owns 99.99% of its outstanding common stock, is primarily engaged in ship operating. Britannia Bulkers plc's registered office is at Dukes House, 32-38 Dukes Place, London EC3A 7LP.

        Svendborg Ship Management A/S, a majority owned subsidiary of the Company, is primarily engaged in the technical management of our fleet. Svendborg Ship Management A/S's registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

        Britannia Bulker A/S, a wholly owned subsidiary of the Company, is primarily engaged in operation of time charter vessels. Britannia Bulker A/S started trading in February 2006. Britannia Bulker A/S's registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

        Svendborg Marine Surveyors A/S, a wholly owned subsidiary of the Company, is primarily engaged in ship inspection and surveys. Svendborg Marine Surveyors A/S's registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

        Britannia Bulk DK A/S, a wholly owned subsidiary of the Company, is primarily engaged in shipping operations. Britannia Bulk DK A/S's registered office is at Jessens Mole 11, Svendborg 5700, Denmark.

        Oceanic Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Oceanic Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavio Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Enterprise Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Enterprise Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavio Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Ice Bulk Services S.A., a wholly owned subsidiary of the Company, is primarily engaged in ship owning and operating. Ice Bulk Services S.A.'s registered office is at c/o Vives Y Asociados, Edificio Banco Aliado, Octavio Piso, Calle Beatrix M. de Cabal, Guidad Panama, Panama 5, Republic of Panama.

        Inspecciones Maritimas De Costa Rica S.A., a wholly owned subsidiary of the Company, is primarily engaged in inspection and surveys. Inspecciones Maritimas De Costa Rica S.A.'s registered office is at Suite #9, First Floor, Galerias de Rohrmosser, San Jose, Costa Rica.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Forward Freight Agreements.    We are exposed to decreases in charter rates or our inability to fully employ our chartered-in vessels through COAs, time charters or spot charters. We may from time to time enter into drybulk forward freight agreements, or FFAs, as economic hedges relating to identifiable ship or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivate instruments, including drybulk shipping FFAs, we will attempt to manage our financial risk associated with fluctuating market conditions. When entering into FFAs, we assume the risk that counterparties may fail to meet the terms of their contracts. The only FFA we have entered into to date was recorded in our statement of operations under "Loss on Forward Freight Agreements." The net loss from FFAs amounted to $1.2 million in the year ended December 31, 2007. As of December 31, 2007, we had no open FFA positions.

        Interest Rates.    Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. Following the completion of the offering of the senior secured notes and subsequent repayment of all our outstanding debt in 2006, our only significant exposure to interest rate changes results from our $30 million senior secured bridge facility which currently bears interest at LIBOR plus 2%. See "Item 10.C.—Material Contracts—Secured Bridge Facility."

        Foreign Exchange Rates.    In the year ended December 31, 2007, we generated 99% of our revenues in U.S. dollars, and incurred 99% of our operating expenses in U.S. dollars and 1% in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. We are therefore not exposed to significant foreign currency rate risk. For accounting purposes, expenses incurred in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.

        Inflation.    We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (including crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel and oil) costs are not expected to have a material effect on our future operations. In the case of our vessels, which are time chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under COAs or spot charters, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    DEBT SECURITIES

        Not applicable.

B.    WARRANTS AND RIGHTS

        Not applicable.

C.    OTHER SECURITIES

        Not applicable.

D.    AMERICAN DEPOSITARY SHARES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        (a)   Disclosure Controls and Procedures.    Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

  (b)
  Management's Annual Report on Internal Control Over Financial Reporting.

        Management assumes responsibility for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  •
  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Effective for the year ending December 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404") and Item 308 of the SEC's Regulation S-K, our management is required to assess the effectiveness of our internal control over financial reporting. Accordingly, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). Based on the assessment, our management has concluded that our internal control over financial reporting is effective as of December 31, 2007. The results of management's assessment were reviewed with the Audit Committee of our Board of Directors.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

        (c)   Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

        We have established an audit committee which is presently comprised of three directors. The Audit Committee is chaired by Mr. Fehrn-Christensen, with the other members being Mr. Sinders and Mr. Halsted. Our board of directors has determined that Mr. Sinders, an independent non-executive director, is an "audit committee financial expert," as such term is defined in Item 16A. of Form 20-F.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions, as well as to all of our other employees. This code of ethics is available without charge upon request at our principal place of business at Dexter House, 2 Royal Mint Court, London, EC3N 4QN, United Kingdom.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        On December 13, 2007, our board of directors and audit committee appointed Grant Thornton LLP as our new independent registered public accounting firm. The following table presents fees billed for professional audit services rendered by Grant Thornton LLP and Moore Stephens Hays LLP for the audit of our annual financial statements and for other services for the years ended December 31, 2007 and 2006, respectively (in thousands):

For the year ended December 31,	2007	2006
Audit fees(1)	$161	$57
Audit-related fees(2)	—	—
Tax fees(3)	88	15
All other fees(4)	118	98

Total	$367	$170

(1)
Audit fees consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to our audit, statutory audits, comfort letters and consents, and the review of our SEC filings and other related services.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultation concerning financial accounting and reporting standards and internal control reviews.

(3)
Tax fees associated with tax computation, general taxation advice and related tax matters.

(4)
All other fees consist of due diligence fees associated with acquisition transactions, financial accounting and reporting consultations. Before its appointment on December 13, 2007, we had previously engaged Grant Thornton LLP on or about October 5, 2007 to assist management with a high level risk assessment and with documenting certain of our existing internal control systems in preparation for management's annual report or internal controls over financial reporting contained under Item 15 of this annual report on Form 20-F. The provision of such services by Grant Thornton LLP did not impair its independence under Rule 2-01 of Regulation S-X. The "All other fee" line item for 2007 includes $112 paid to Grant Thornton for such services.

        Our audit committee reviews and approves all audit and non-audit services provided to us by Grant Thornton LLP.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND THE AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Britannia Bulk Plc

        We have audited the accompanying consolidated balance sheet of Britannia Bulk Plc as of December 31, 2007, and the related consolidated statement of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Britannia Bulk Plc as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
March 13, 2008

Board of Directors and Shareholders
Britannia Bulk Plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We have audited the accompanying consolidated balance sheet of Britannia Bulk Plc and subsidiaries as of December 31, 2006 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britannia Bulk Plc and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Hays LLP

New York, New York
April 11, 2007

BRITANNIA BULK PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)

	Years ended December 31,
	2007	2006	2005
Revenues
Contract of affreightment and voyage revenues	$401,078	$172,242	$144,318
Time charter revenues	133,329	12,909	33,295
Demurrage and other revenues	33,481	6,352	6,972
Loss on forward freight agreement	(1,247)	—	—

Total revenues	566,641	191,503	184,585

Operating expenses
Voyage expenses	104,090	71,840	49,347
Charter hire expenses	309,728	75,723	95,937
Commissions	21,243	4,316	4,265
Vessel operating expenses	24,070	12,870	12,137
Depreciation and amortization	22,564	10,894	9,341
General and administrative	18,143	9,410	3,666
Expense to related parties	—	—	131
Foreign currency transaction (gains) and losses, net	60	(202)	120

Total operating expenses	499,898	184,851	174,944

Operating income	66,743	6,652	9,641
Minority interest expense	(33)	(72)	(28)
Interest income	4,103	1,096	272
Interest expense	(23,296)	(5,122)	(1,353)

Income before taxes	47,517	2,554	8,532
Provision for taxes	(1,500)	(160)	(284)

Net income	$46,017	$2,394	$8,248

Weighted average number of ordinary shares	8,523,676	8,683,289	5,697,612

Basic earnings per ordinary share	$5.40	$0.28	$1.45

The accompanying notes are an integral part of these statements.

BRITANNIA BULK PLC

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$55,207	$17,170
Vessel acquisition account	544	138,133
Due from charters, net	43,749	6,273
Inventories	12,718	683
Deposits from charterers	9,272	335
Prepaid expenses	10,961	3,724
Deferred lease costs	20,840	—
Amounts due from related parties	1,741	—
Other current assets	835	691

Total current assets	155,867	167,009

Vessels and other fixed assets, net	143,404	42,682
Deferred dry docking costs, net	9,070	4,899

	152,474	47,581

Other assets
Deposits on vessel	4,120	2,119
Deferred financing costs, net	5,955	6,656

Total assets	$318,416	$223,365

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current liabilities
Accounts payable	$4,086	$3,697
Accrued expenses and other liabilities	29,418	6,951
Deferred revenue	16,568	4,230
Lease termination liability	19,135	—
Taxes payable	1,142	450

Total current liabilities	70,349	15,328
Long-term debt, net of current portion	175,290	173,496

Total liabilities	245,639	188,824

Minority interest	—	107

Commitments and contingencies
Shareholders' equity
Ordinary shares (£1 par value, stated at $1.79; 10,000,000 shares authorized; 8,204,314 and 8,683,357 shares issued and outstanding at December 31, 2007 and 2006, respectively)	14,685	15,543
Additional paid-in capital	648	648
Retained earnings	57,444	18,243

Total shareholders' equity	72,777	34,434

Total liabilities and shareholders' equity	$318,416	$223,365

The accompanying notes are an integral part of these statements.

BRITANNIA BULK PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except share amounts)

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount
Balance at December 31, 2004	2,767,519	$4,594	$11	$7,601	$12,566
Net income	—	—	—	8,248	8,248
Issuance of common stock	5,914,838	10,587	626	—	11,213

Balance at December 31, 2005	8,682,357	15,541	637	15,849	32,027
Net income	—	—	—	2,394	2,394
Issuance of ordinary shares	1,000	2	11	—	13

Balance at December 31, 2006	8,683,357	15,543	648	18,243	34,434
Net income	—	—	—	46,017	46,017
Repurchase of ordinary shares	(479,043)	(858)	—	(6,816)	(7,674)

Balance at December 31, 2007	8,204,314	$14,685	$648	$57,444	$72,777

The accompanying notes are an integral part of this statement.

BRITANNIA BULK PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share amounts)

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$46,017	$2,394	$8,248
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	22,564	10,894	9,341
Amortization of note discount and debt issuance costs	2,907	822	—
Minority interest	33	72	28
Changes in operating assets
Due from charters	(36,444)	3,967	(3,144)
Vessel acquisition account	18,508	(252)	—
Inventories	(12,035)	91	(188)
Deposits from customers	(8,938)	(215)	114
Prepaid expenses	(7,237)	(2,654)	(749)
Other current assets	(347)	(625)	(38)
Payments for drydockings	(6,812)	(5,205)	(2,089)
Accounts payable, accrued expenses and other liabilities	21,822	4,882	(2,095)
Deferred revenue	12,339	(1,340)	4,504
Deferred lease costs	(20,840)	—	—
Lease termination liability	19,135	—	—
Taxes payable	929	170	231
Other	—	33	247

Net cash provided by operating activities	51,601	13,034	14,410

Cash flows from investing activities
Payments and deposits for vessels and other fixed assets	(3,578)	(2,321)	(27,748)
Payments for acquisitions, net of cash acquired	—	—	(102)
Purchase of minority interest	(160)	—	—
Funding of the vessel acquisition account	—	(140,000)	—

Net cash used in investing activities	(3,738)	(142,321)	(27,850)

Cash flows from financing activities
Amounts (paid to) received from related parties	$(1,741)	$(131)	$(668)
Proceeds from borrowings	—	173,201	19,500
Payments of deferred financing costs	(410)	(6,827)	(216)
Repayment of borrowings	—	(26,200)	(9,262)
Repurchase of shares	(7,675)	—	—
Issuance of ordinary shares	—	13	1,160

Net cash provided by financing activities	(9,826)	140,056	10,514

Net increase (decrease) in cash and cash equivalents	38,037	10,769	(2,926)
Cash and cash equivalents at beginning of year	17,170	6,401	9,327

Cash and cash equivalents at end of year	$55,207	$17,170	$6,401

Supplementary disclosures of cash flow information
Cash paid for interest	$21,214	$1,120	$1,169

Cash paid for taxes	$490	$482	$53

The accompanying notes are an integral part of these statements.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

1.    Basis of presentation and general information

        The accompanying consolidated financial statements include the accounts of Britannia Bulk Plc and its wholly-owned or controlled subsidiaries (collectively, the "Company"). The Company is a provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe. The Company's customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

        The Company's initial fleet consisted of five vessels which were acquired in 2004 and 2005, and in December 2005 the Company acquired three tugs, and four barge vessels. In 2006, the Company acquired one barge. In 2007 five vessels and one tug were added to the fleet. In addition to operating owned vessels, the Company has increased its capacity by chartering-in additional tonnage both to fulfill its contracts of affreightment and to take advantage of profit opportunities.

        The Company became a 100% owned subsidiary of Britannia Bulk Holdings Plc ("Holdings") pursuant to a reorganization plan completed during November of 2007. Refer to Note 4 for a discussion of the reorganization.

        The principal activities of Britannia Bulk Plc's subsidiaries are as follows:

Name	Owned	Country of incorporation	Principal activity
Britannia Bulkers Plc	99.99%	England and Wales	Ship operator
BBL Denmark Holding A/S	100.00%	Denmark	Holding company
Britannia Bulk S.A.	100.00%	Panama	Ship owner and operator
Flagship Maritime S.A.	100.00%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100.00%	Panama	Ship owner and operator
Danmar Shipping S.A.	100.00%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100.00%	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Channel Bulk Services S.A.	100.00%	Panama	Tug owner and operator
Great Belt Shipping Company	100.00%	Panama	Ship owner and operator
Atlantic Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Western Bulk Services S.A.	100.00%	Panama	Ship owner and operator
International Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Unity Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Eastern Bulk Services S.A.	100.00%	Panama	Dormant
Southern Bulk Services S.A.	100.00%	Panama	Dormant
Oceanic Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Enterprise Bulk Services S.A.	100.00%	Panama	Ship owner and operator
British Bulk Transport S.A.	100.00%	Panama	Dormant
British Bulk Services S.A.	100.00%	Panama	Dormant
British Bulk Carriers S.A.	100.00%	Panama	Dormant
Britannia Bulk Services S.A.	100.00%	Panama	Dormant
Britanic Bulk Services S.A.	100.00%	Panama	Dormant
Nordel Bulk Services S.A.	100.00%	Panama	Dormant
Maden Bulk Services S.A.	100.00%	Panama	Dormant

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

1.    Basis of presentation and general information (Continued)

Name	Owned	Country of incorporation	Principal activity
Seamoon Bulk Transport S.A.	100.00%	Panama	Dormant
Inmotion SEA Transport S.A.	100.00%	Panama	Dormant
Orion Bulk Services S.A.	100.00%	Panama	Dormant
Force Bulk Services S.A.	100.00%	Panama	Dormant
Ice Bulk Services S.A.	100.00%	Panama	Dormant
Britannia Bulk DK A/S	100.00%	Denmark	Tug and barge owner and operator
Britannia Bulker A/S	100.00%	Denmark	Ship operator
Svendborg Ship Management A/S	100.00%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100.00%	Denmark	Marine surveyor
Inspecciones Maritimas de Costa Rica S.A.	100.00%	Costa Rica	Marine surveyor

Fleet

        As of December 31, 2007, the Company owns and operates a fleet of ten drybulk vessels, five barges and four tugs.

Vessel Name	dwt	Year built	Delivery date	Price
Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	2,100
Adventure II	38,871	1980	May 27, 2004	7,100
Voyager II	33,288	1986	November 26, 2004	13,776
Discovery II	32,813	1984	April 8, 2005	11,500
Navigator II	69,146	1998	February 27, 2007	28,500
Endurance II	70,029	1994	April 10, 2007	36,735
Endeavour II	70,003	1994	May 8, 2007	36,735
Commander II	31,431	1983	May 2, 2007	10,750
Enforcer II	23,794	1981	July 11, 2007	6,244
Barges
Drejoe II	15,820	1991	December 1, 2005	2,138
Hjortoe II	15,820	1992	December 1, 2005	2,138
Sioe II	15,820	1991	December 1, 2005	2,138
Skaroe II	15,820	1992	December 1, 2005	2,138
Iholm II	9,330	1979	October 2, 2006	1,400
Tugs
Vregninge II	—	1984	December 1, 2005	1,584
Troense II	—	1983	December 1, 2005	1,584
Vindeby II	—	1981	December 1, 2005	1,584
Vornaes I	—	1970	February 9, 2007	1,000

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

1.    Basis of presentation and general information (Continued)

        Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year ended December 31,
	2007	2006	2005
Customer
A	*	21%	22%
B	*	*	15
C	*	*	*

*
less than 10%

        The amounts due from charters from customer A are $329 at December 31, 2006 and $259 at December 31, 2005.

2.    Significant accounting policies

        (a)    Principles of consolidation:    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of Britannia Bulk and its wholly-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

        (b)    Reclassifications:    Certain prior year amounts have been reclassified to conform to the current year presentation.

        (c)    Use of estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

        (d)    Concentrations:    Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral.

        All cash balances are held by large financial institutions in order to minimize financial risk.

        (e)    Reporting currency:    The functional currency of the Company's vessel operating subsidiaries is the United States ("US") dollar because the Company's vessels operate in international shipping markets that utilize the US dollar as the functional currency. The accounting records of the Company are maintained in US dollars. Transactions involving other currencies during the year are converted into US dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the US dollar are translated into the functional

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

2.    Significant accounting policies (Continued)

currency using the exchange rate at the balance sheet date. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of operations as foreign currency gains and losses, net.

        The par value of the Company's ordinary shares is £1 and is stated at $1.79. Foreign exchange differences related to ordinary share issuances are recorded as an adjustment to additional paid in capital on the date the transaction is completed.

        (f)    Revenue recognition:    Revenues are generated from contracts of affreightment, time charter and voyage agreements. Revenues from time charters are accounted for as operating leases and are thus recognized ratably over the periods of such charters. Contracts of affreightment and voyage charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter. Demurrage income is recognized when earned.

        The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

        (g)    Cash and cash equivalents:    The Company considers highly liquid investments, such as a time deposits and certificates of deposit, with an original maturity of three months or less when purchased to be cash equivalents.

        (h)    Fair value of financial instruments:    The estimated fair values of the Company's current financial instruments approximate their individual carrying amounts as of December 31, 2007 and 2006.

        (i)    Derivatives:    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not effective hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, depending on the nature of the hedge, a change in the fair value of the derivative is either offset against the change in fair value of the hedged item (fair value hedge), or recognized in other comprehensive income/(loss) and is reclassified into earnings in the same period or periods during which the hedge transaction affects earnings (cash flow hedge). The ineffective portion (that is, the change in fair value of the derivative that does not offset the change in fair value of the hedged item) of an effective hedge and the full amount of derivative instruments that do not qualify for hedge accounting are immediately recognized in earnings.

        The Company may from time to time utilize forward freight agreements to reduce its exposure to the variability in the cash flows inherent in the spot charter market. The forward freight agreements involved contracts to provide a fixed number of theoretical voyages at fixed rates, which contracts generally range from one month to one year and settle monthly based on a published index. Forward freight agreements that meet the effectiveness threshold required by FAS 133 are accounted for as effective cash flow hedges.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

2.    Significant accounting policies (Continued)

        (j)    Due from charterers:    The majority of the Company's accounts receivable are due from companies in the coal industry. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due upon commencement of the voyage and are stated at amounts due from charterers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. An allowance for doubtful accounts has been recorded at December 31, 2007, 2006 and 2005, of $974, $324 and $0, respectively. The Company wrote off accounts receivable of $19, $144 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

        (k)    Inventory:    Inventory consists of consumable bunkers (if any), lubricants and victualing stores, which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

        (l)    Vessel acquisitions:    When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not available.

        (m)    Vessels and other fixed assets:    Vessels and other fixed assets, net are stated at cost less accumulated depreciation. Vessels and other fixed assets are depreciated when the asset is ready for its intended use.

        Depreciation is calculated, based on cost, less estimated residual value, using the straight-line method, over the remaining economic life of each asset. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the asset's remaining estimated useful life or the estimated life of the renewal or betterment. Expenditures for routine maintenance and repairs are expensed as incurred.

        Following are the estimated useful lives of vessels and other fixed assets:

  i.
  Vessels under 25 years old—on a straight-line basis over their remaining lives of 25 years from the date of construction.

  ii.
  Vessels over 25 years old—on a straight-line basis from date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension).

  iii.
  Tugs and barges—on a straight-line basis over their estimated useful lives of 30 and 25 years, respectively, from the date of construction.

  iv.
  Furniture and fixtures—on a straight-line basis over their estimated useful lives, ranging from four to 10 years.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

2.    Significant accounting policies (Continued)

  v.
  Buildings—on a straight-line basis over their estimated useful life of 50 years.

  vi.
  Leasehold improvements—on a straight-line basis over the shorter of the improvements useful life or the length of the related lease.

        (n)    Deferred revenue:    Deferred revenue primarily relates to cash received from customers prior to it being earned. These amounts are recognized as income when earned.

        (o)    Voyage expenses:    Voyage expenses are expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are recognized as incurred.

        (p)    Vessel operating expenses:    Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized as incurred.

        (q)    Taxes collected from customers and remitted to governmental authorities:    On January 1, 2007, the Company adopted EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) ("EITF 06-3"). EITF 06-3 provides guidance regarding accounting for certain taxes assessed by a governmental authority that are imposed on and concurrent with specific revenue-producing transactions between a seller and a customer. The Company currently records value added tax charges and other taxes and surcharges that are billed to customers on a net basis in its results of operations.

        (r)    Impairment of long-lived assets, intangible assets and goodwill:    The Company follows SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimates of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the asset is considered impaired. Measurement of the impairment loss is based on the difference between the net book value of the asset and its fair value. In this respect, management regularly reviews the carrying value of each vessel in comparison with its fair value as provided by third parties. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their estimated useful lives. For the year ended December 31, 2006 goodwill of $33 was written off. For the years ended December 31, 2007 and 2006 there was no goodwill recorded in the Company's Balance Sheet.

        (s)    Deferred drydocking costs:    The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

2.    Significant accounting policies (Continued)

parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. On acquisition an estimate is made of drydock costs included in the purchase price of a vessel and allocated accordingly.

        (t)    Deferred financing costs:    Deferred financing costs, included in other assets, consist of fees and legal expenses associated with the bond issue in November 2006. These costs are amortized over the life of the related debt using the effective interest method with amortization charges included in interest expense.

        (u)    Earnings per Ordinary Share:    Basic earnings per ordinary share are computed by dividing net income available to ordinary shareholders by the weighted average number of shares outstanding during the year. For the years ended December 31, 2007, 2006 and 2005, the Company had no dilutive securities.

        (v)    Taxes:    The Company is not liable for the payment of any income tax on its income, except for management operations in Denmark, which is insignificant. Instead, a tax is levied based on the tonnage tax regime of the United Kingdom ("UK"). Under the UK tonnage tax regime, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under the normal UK income tax rules. Management believes that substantially all of the income attributable to the Company's operations constitutes shipping profits and, accordingly, UK income tax expenses for these operations has been and is expected to be minimal under the current tax regime. Pursuant to various tax treaties, the Company's shipping operations are not subject to foreign income Taxes. Therefore, no provision for income taxes for income generated from shipping operations is required. The Company records interest and penalties related to its tax liabilities as part of its taxes.

        (w)    Segment reporting:    The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a customer, the customer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

        (x)    New accounting pronouncements:    In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

2.    Significant accounting policies (Continued)

for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The Company is required to adopt SFAS No. 159 effective January 1, 2009 and is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

        The FASB issued SFAS No. 157 ("SFAS 157") on September 15, 2006. SFAS No. 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 on January 1, 2008, is not expected to have a material impact on the consolidated financial statements of the Company.

        In September 2006, the SEC ("SEC") issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB No. 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB No. 108 as of December 31, 2006. The adoption of SAB No. 108 did not have an effect on the Company's results of financial operations or financial position.

3.    Acquisitions

Acquisition of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S

        On July 1, 2005, the Company completed the purchase of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S (collectively "Svendborg") by acquiring 68% of the outstanding capital stock of Svendborg. Svendborg Ship Management A/S offers professional technical management of tonnage on behalf of owners; services offered include ISM & ISPS issuance, implementation of manuals and technical auditing as well as manning, maintenance, technical upgrading, drydocking, stores/provisions purchase, consultancy and accounting service. Svendborg Marine Surveyors A/S offers and provides for independent marine inspections/surveys and survey of cargo including draft surveys as well as acting as port captains/supercargoes on behalf of ship-owners.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

3.    Acquisitions (Continued)

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

        This acquisition has not been presented on a pro forma basis because it is not deemed to be material. On May 1, 2007, Britannia completed the repurchase of the remaining minority interest holding of 32% of the shares in Svendborg Ship Management for a total of $160.

4.    Reorganization

        In November 2007, the Company effectuated a corporate reorganization whereby the Company became the wholly owned subsidiary of Holdings, a public limited company incorporated in England and Wales. As a result of the reorganization, the former shareholders of the Company are now the shareholders of Holdings.

        Shortly after the reorganization, Holdings incorporated a new wholly-owned subsidiary, Britannia Bulk Finance Limited ("BBF"), a sister company to the Company. BBF and Holdings entered into memoranda of agreement to acquire six new-built ice-class Panamax bulk carriers, which are expected to be delivered between March 2009 and June 2010. In connection with the acquisition of these six vessels, BBF, as borrower, and Holdings, as guarantor, entered into a $75.9 million credit agreement to fund the deposit for the vessels. The Company was party to neither the memoranda of agreement, nor the credit agreement. The financing is non-recourse to the Company and its subsidiaries.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

5.    Transactions with related parties

        The following are related party transactions not disclosed elsewhere in these consolidated financial statements:

Transactions with related companies

        The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc) ("Rainbow"). As of December 31, 2007 and 2006, three of the Company's directors hold a 34% minority interest in Rainbow. During the year ended December 31, 2005, Rainbow provided administrative and sales support to the Company and provided office space for the Company's administrative staff. Staff costs and overheads incurred by Rainbow on behalf of the Company during the years ended December 31, 2007, 2006 and 2005 were $0, $0 and $131, respectively. As of December 31, 2007 and 2006, there was no amount outstanding to Rainbow. No further staff costs and overheads will be incurred by Rainbow on behalf of the Company in the future.

        The Company incurred expenses on behalf of Holdings and BBF of $1,416 and $325, respectively, during the year ended December 31, 2007.

Transactions with shareholders

        During the years ended December 31, 2007 and 2006 a company controlled by one of the shareholders provided ship brokering services to the Company under a consultancy agreement. Expenses aggregated approximately $248 and $189 for the years ended December 31, 2007 and 2006, respectively. No ship brokering services were provided under this agreement in prior years.

        The Company was initially capitalized primarily with consideration provided by three of the Company's employees and an outside investor valued at $15,018. The consideration was primarily in the form of vessels (collectively, the "Contributed Property") by the employees and the outside investor. The contributions were made during the period from the Company's formation through June 16, 2004.

        During the year ended December 31, 2004, the Company issued shareholder loans to three of its employees and an outside investor valued at approximately $14,828 in consideration for the Contributed Property. The shareholder loans were unsecured, interest free and repayable on demand. On December 10, 2004, the Company extinguished $4,775 of the shareholder loans through the exchange of 2,667,519 ordinary shares. The value of the ordinary shares issued was based on the price of the portion of the shareholder loans extinguished. The Company assessed that the fair value of the extinguished shareholder loans approximated the fair value of the ordinary shares issued. In consideration of the stage of the Company's growth, management believed that the value of the shareholder loans was more clearly evident and more objectively determinable than the value of the ordinary shares issued at the time of the exchange. The Company did not recognize any gain or loss on the extinguishment of the shareholder loans. As of December 31, 2004, there was a balance of $10,053 remaining on the original shareholder loans.

        On April 6, 2005 and September 1, 2005 the Company exchanged $5,121 and $4,932, respectively of the shareholder loans into 2,667,119 and 2,735,523 ordinary shares, respectively. Similar to the exchange that took place on December 10, 2004 the value of the ordinary shares issued was based on the price for the extinguished shareholder loans.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

5.    Transactions with related parties (Continued)

        On November 18, 2005 in an effort to raise additional capital, the Company issued 487,369 ordinary shares for cash consideration of $849. On December 28, 2005, the Company issued 24,827 shares of common stock for cash consideration of $311.

6.    Inventories

        Inventories shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2006
Bunker fuel	$12,252	$350
Ship store	466	333

	$12,718	$683

        Bunker fuel includes fuel on vessels that are operating under the control of the Company. As of December 31, 2007 and 2006, the Company's fleet included 63 and 33 owned and chartered-in vessels, respectively.

7.    Vessels and other fixed assets and deferred drydocking costs

        Vessels and other fixed assets and deferred drydocking costs shown in the accompanying consolidated balance sheets consist of the following:

	2007	2006
Vessels	$172,685	$54,268
Furniture and fixtures	692	487
Building	661	229

	174,038	54,984
Less accumulated depreciation	(30,634)	(12,302)

	$143,404	$42,682

	2007	2006
Deferred drydocking costs	$15,911	$7,566
Less accumulated amortization	(6,841)	(2,667)

	$9,070	$4,899

        Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $22,564, $10,894 and $9,341 respectively. For the years ended December 31, 2007 and 2006, fully depreciated drydocking costs and other assets of $57 and $6,380, respectively, have been written off.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

8.    Accrued expenses and other liabilities

        Accrued expenses consist of the following:

	2007	2006
Bunker fuel accruals	$4,440	$—
Port cost accruals	3,045	1,285
Ship accruals	817	131
Voyage expense accruals	8,555	1,599
Deposits from charterers	8,162	430
Bond interest accruals	1,696	2,544
Compensation related tax accruals	1,434	381
Holiday accruals	590	361
Office rent accruals	303	—
Other accruals	376	220

	$29,418	$6,951

        As of December 31, 2007 and 2006, there were 59 and 30 voyages in progress as at year end, respectively.

9.    Long-term debt

        On November 16, 2006, Britannia Bulk Plc raised $185,000 through a private placement bond issue of 11% Senior Secured Notes (the "Notes"). The Notes are subject to an Indenture dated November 16, 2006 between Britannia Bulk and Wilmington Trust Company, as trustee for the Note holders (the "Indenture"). The Notes will mature on December 1, 2011. The Notes were issued at a discount rate of 93.622%, resulting in net proceeds of $173,201 to Britannia Bulk. The Notes accrue interest at a rate of 11% of the principal amount per annum. Interest on the Notes will be payable semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007.

        The discount of $11,799 is being amortized to interest expense over the term of the Notes. The unamortized balance at December 31, 2007 was $9,710.

        Fees incurred in connection with the Notes totaled $7,238 and are being amortized to interest expense over the terms of the Notes. The unamortized balance at December 31, 2007 was $5,955.

        The net proceeds to Britannia Bulk, after payment of fees incurred in connection with the issuance of the Notes, of $166,374 were used to repay all other then outstanding long-term debt of $20,724, fund working capital requirements of $5,650 and to fund the Vessel Acquisition Account.

        Concurrently with the issuance of the Notes, Britannia Bulk deposited into a Vessel Acquisition Account the sum of $140,000. The Vessel Acquisition Account is a secured collateral account administered by the Wilmington Trust Company, for the benefit of the Note holders. These funds will be released for the purpose of purchasing vessels, subject to certain conditions, including that each acquired vessel becomes additional collateral for the Notes. Amounts in the Vessel Acquisition Account may also be released to make certain interest payments, to make certain capital expenditures and at maturity to repay the Notes or redeem the Notes. Any such offered funds that are not used to

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

9.    Long-term debt (Continued)

repurchase Notes in such offer will remain in the Vessel Acquisition Account. The proceeds deposited into the Vessel Acquisition Account were invested temporary cash investments as permitted under the Indenture, which generated interest income of $2,690 and $252 through December 31, 2007 and 2006, respectively. As of December 31, 2007, Britannia Bulk has made payments totaling $122,514 related to vessel acquisitions funded from the proceeds held in the Vessel Acquisition Account. The Company took delivery of the Navigator II on February 27, 2007 for a purchase price of $28,500, the Endurance II on April 10, 2007 for $36,735, the Endeavour II on May 8, 2007 for $36,735, the Commander II on May 2, 2007 for $10,750, and the Enforcer II on July 11, 2007 for $6,244. On August 7, 2007, Britannia Bulk paid deposits totaling $3,550 for the Ice Power II and the Ice Trader II. In accordance with the terms of the indenture, interest payments of $10,175 and $11,023 were made on November 30, 2007 and May 30, 2007, respectively, relating to the period from November 16, 2006 to December 1, 2007. The balance remaining in the Vessel Acquisition Account as of December 31, 2007 and December 31, 2006 was $544 and $138,133, respectively.

        The bonds are secured by a first priority lien for the benefit of the holders of the Notes by (i) Britannia Bulk's existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account.

        Britannia Bulk may redeem some or all of the Notes, at its option, in whole or in part at any time after December 1, 2009 at specified redemption prices as defined in the Indenture, with accrued and unpaid interest, if any, to the date of redemption.

        Prior to December 1, 2009, Britannia Bulk, at its option, may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price of 112.75% of the accreted value of the Notes, plus accrued and unpaid interest to the date of redemption.

        If a change of control occurs, subject to certain conditions, Britannia Bulk must offer the Note holders an opportunity to sell to Britannia Bulk their exchange Notes at a purchase price of 101% of the accreted value of the Notes, plus accrued and unpaid interest to the date of the purchase.

        Within 60 days after December 31, 2007 and each subsequent fiscal year, Britannia Bulk will be required to use a specified percentage of its excess cash flow, as defined in the Indenture, if such excess cash flow exceeds $5,000, to make a pro rata offer to purchase the bonds at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest to the date of purchase. The percentage of excess cash flow required to be used to offer to repurchase Notes will be 100% with respect to the initial period ending December 31, 2007 and fiscal year 2008, and thereafter will be 50% for each subsequent fiscal year. If the amount of the Notes tendered pursuant to such offer is less than the offered excess cash flow amount, such remaining amounts shall be deposited in the Vessel Acquisition Account. If the Note holders were to accept Britannia Bulk's pro rata offer to purchase the Notes, based on the excess cash flow calculation at December 31, 2007, Britannia Bulk would be required to make an offer equal to $52,560. To the extent that this offer is not accepted the excess cash flow will be deposited in the Vessel Acquisition Account.

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

9.    Long-term debt (Continued)

        The terms of the Notes contain certain covenants that limit Britannia Bulk's ability and that of certain of its subsidiaries to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends on Britannia Bulk's capital stock or redeem, repurchase or retire Britannia Bulk's capital stock or subordinated debt;

  •
  make investments;

  •
  create restrictions on the ability of Britannia Bulk's restricted subsidiaries to pay dividends or make other payments to Britannia Bulk;

  •
  transfer or sell Britannia Bulk's assets;

  •
  engage in transactions with Britannia Bulk's affiliates;

  •
  create liens on Britannia Bulk's assets; and

  •
  consolidate, merge or transfer all or substantially all of Britannia Bulk's assets and the assets of Britannia Bulk's subsidiaries.

        These covenants are subject to certain exceptions and qualifications as described in the Indenture. As of December 31, 2007 and 2006, Britannia Bulk was in compliance with all of the covenants contained in the Indenture.

        In accordance with the Indenture, on March 9, 2007, Britannia Bulk filed a registration statement in order to register Exchange Notes for the purpose of offering to exchange the Notes for the Exchange Notes. The Exchange Notes will be identical to the Notes except that the Exchange Notes will be registered under the United States Securities Act of 1933 and will not have restrictions on transfer, registration rights or provisions for special interest and will contain different administrative terms. The Exchange Notes evidence the same debt as the Notes, and the same Indenture governs the Exchange Notes and the Notes.

10.    Fair value of financial instruments

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

        The estimated fair values of the Company's long-term debt instruments are as follows:

	December 31, 2007		December 31, 2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fixed rate debt	$175,290	$190,550	$173,496	$173,496

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

10.    Fair value of financial instruments (Continued)

        The fair value of the fixed-rate debt is based on the current quoted market rates for the Company's securities.

11.    Revenue from time charters

        The Company's vessels are available for hire. Total revenue earned on time charters for the years ended December 31, 2007, 2006 and 2005 were $133,329, $12,909 and $33,295, respectively.

        Future minimum time charter revenue based on vessels committed to noncancelable time charter contracts is as follows:

For the years ending December 31,
2008	$119,668
2009	42,271
2010	—

12.    Commitments

        The Company entered into a new lease agreement for office space in London, United Kingdom during the year ended December 31, 2006. Rent expense for the years ended December 31, 2007 and 2006, was $274 and $96, respectively. The length of the lease on the new office occupied from January 2007 is 8 years.

        Future minimum lease payments in respect of office space are as follows:

Year ending December 31,
2008	$288
2009	269
2010	269
2011	269
2012	269
Thereafter	397

        The Company has also entered into time charters with various expiration dates through September 2013. Minimum charter hire payments due for the next five years, including time charters entered into through May 2015, are as follows:

Year ending December 31,
2008	$285,350
2009	142,408
2010	138,798
2011	127,397
2012	109,295
Thereafter	123,634

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

12.    Commitments (Continued)

        The Company entered into a two year time charter out agreement to lease out one of its owned vessels on February 27, 2007 at a rate of $25 per day and subsequently leased back the vessel on October 26, 2007 at a rate of $65 per day for the remainder of the hire term ending on March 30, 2009. The Company has accounted for the time charter in arrangement as a modification of the time charter out lease agreement that was in substance a termination of the time charter out arrangement. The net remaining excess payments of the time charter in over the time charter out payments of $20,840 has been accounted for as a direct cost of obtaining the necessary resources to service one of the Company's COA that commenced in January 2008. These direct costs have been reflected as an asset that will be recognized as an expense over the term of the new COA. This asset will be amortized over the expected term of the new COA commencing in January 2008 and ending in December 2008, and the corresponding lease termination liability will be reduced until the remaining hire term expires on March 30, 2009.

Memorandum of Agreement

        The Company entered into a Memorandum of Agreement, dated August 3, 2007, for the acquisition of two Handymax vessels, Ice Trader II and Ice Power II. Pursuant to the terms of the Memorandum of Agreement, the Company acquired two 1995-built Handymax vessels for approximately $71,000. The Company took delivery of these vessels on February 14, and February 18, 2008 and financed these acquisitions through cash available from operations and additional debt financings.

Forward Freight Agreements ("FFAs")

        The Company may from time to time enter into drybulk forward freight agreements ("FFAs") as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company may attempt to manage its financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that counterparties may fail to meet the terms of their contracts. None of the Company's FFAs qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations. The Company marks its FFAs to market and recognises gains or losses as incurred. Trading of FFAs could lead to material fluctuations in the Company's reported net income on a period-to-period basis. The Company classifies cash flows related to the FFAs within cash provided by operating activities in the consolidated statements of cash flows.

        The FFAs are recorded in the consolidated statements of operations under "Loss on forward freight agreement." The net loss from FFAs amounted to $1,247 for the year ended December 31, 2007.

13.    Pension schemes

        The Company maintains individual employee pension schemes set up for individual employees. The contributions made by the Company will be charged to expense as incurred. The Company has

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

13.    Pension schemes (Continued)

made no contributions nor recognized any pension scheme expense for the years ended December 31, 2007, 2006 and 2005.

14.    Shareholders' Equity

Earnings per Ordinary Share

        Basic earnings per ordinary share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised. For the years ended December 31, 2007 and 2006, the Company had no dilutive securities.

Antidilution

        The Company shall not issue any share capital without first offering it to existing shareholders, on identical terms, in proportion to their then shareholdings in the Company unless the Company shall be authorized at a shareholders' meeting to do so by members holding not less than 60% in nominal value of the shares issued by the Company.

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

Share repurchase

        In April 2007, Britannia Bulk entered into a purchase agreement with North Western Neva Limited ("Neva"), a shareholder, to repurchase 434,168 shares of Britannia Bulk's ordinary shares in three separate tranches. The purchase agreement with Neva was initiated at Neva's request and was not part of any previously existing agreement with the Company. The purchase of the first tranche was completed on April 16, 2007 for 159,681 shares for a total consideration of $2,758. The purchase of the second tranche was scheduled for April 15, 2008 for 159,681 shares for a total consideration of $2,758. The purchase of the third tranche was scheduled for April 15, 2009 for 114,806 shares for a total consideration of $1,984. The purchase agreement also included a provision whereby the Company's shareholders had the option to purchase the remaining shares of 44,875 held by Neva for $775.

        In November 2007, this agreement was amended enabling Britannia Bulk to complete the repurchase of the outstanding second and third tranches of ordinary shares immediately. As a result of the amendment, on November 14, 2007, Britannia Bulk repurchased 274,487 ordinary shares for $4,742.

        Simultaneous with the execution of the amended agreement, the Company's chief executive officer repurchased 44,875 ordinary shares held by Neva and who in turn sold those shares to Britannia Bulk for $150 pursuant to a plan approved by the Company's board. Neva agreed to the discounted sale

BRITANNIA BULK PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2006 and 2005

(Dollars in thousands, except share and per share amounts)

14.    Shareholders' Equity (Continued)

price for the remaining 44,875 shares on the basis that Neva would be able to sell its shares for cash approximately two years in advance of the previously agreed repurchase date.

        The Indenture Agreement governing the Notes includes a provision limiting the aggregate expenditures the Company can make for share repurchases from outside shareholders to $7,500, but permits the Company to make incremental share purchases from employees of up to $500.

Share issue

        In February 2006, the Company sold 1,000 shares to outside shipping broker, Robson Shipping and Trading (Dublin) Limited ("Robson") for $13. The Company offered Robson the opportunity to purchase the shares to strengthen the relationship between Robson and the Company. The share price was equal to the price offered to employees in the Company during the previous year which was determined by the board of directors.

15.    Contingencies

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

        In the normal course of business the Company enters into contracts that contain a variety of indemnifications with its customers, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. The Company's maximum exposure under these arrangements is unknown as of December 31, 2007. The Company does not anticipate recognizing any significant losses relating to these arrangements.

16.    Subsequent Events

        On February 13, 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II, Britannia Bulk Plc, as borrower, entered into a loan agreement relating to a secured bridge term loan facility with Lloyds TSB Bank Plc as original lender, agent and security trustee. Pursuant to the terms of the loan agreement, two of our wholly-owned subsidiaries, Enterprise Bulk Services S.A. and Oceanic Bulk S.A., entered into guarantee agreements with the security trustee. The senior secured bridge facility consists of a $30,000 term bridge loan facility expiring on November 27, 2008 and currently bears interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 2%.

ITEM 19.    EXHIBITS

        The following instruments and documents are included as exhibits to this annual report.

1.1*	Memorandum of Association of Britannia Bulk Plc.
1.2*	Articles of Association of Britannia Bulk Plc.
2.1*
Registration Rights Agreement dated as of November 16, 2006 by and among Britannia Bulk Plc, the Guarantors party thereto and Jefferies & Company, Inc., ABN AMRO, Incorporated and DAVY, as Initial Purchasers.
2.2*	Indenture dated as of November 16, 2006 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
2.3*	Form of 11% Senior Secured Note Due 2011.
2.4*	First Supplemental Indenture dated as of February 6, 2007 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
2.5*	Second Supplemental Indenture dated as of February 9, 2007 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as trustee.
2.6†	Third Supplemental Indenture dated as of August 9, 2007 by and among Britannia Bulk Plc, the Guarantors party thereto and Wilmington Trust Company, as Trustee.
4.1*	Form of First Preferred Ship Mortgage dated as of November 16, 2006 by the mortgagor.**
4.2*	Form of Assignment of Insurances dated as of November 16, 2006 by and between the mortgagor and Wilmington Trust Company, as trustee.**
4.3*	Form of Assignment of Earnings dated as of November 16, 2006 by and between the mortgagor and Wilmington Trust Company, as trustee.**
4.4***	Memorandum of Agreement dated as of March 30, 2005 by and between Britannia Bulk S.A., a company fully guaranteed by Britannia Bulk Plc and Dermaga Shipping Co. Ltd.
4.5***	Memorandum of Agreement dated as of August 30, 2006 by and between Britannia Bulk Plc and Pan Shipping L.P.
4.6***	Memorandum of Agreement dated as of February 9, 2007 by and between Britannia Bulk Plc and Human Owning Company Limited.
4.7***	Memorandum of Agreement dated as of January 16, 2007 by and between Britannia Bulk Plc and Classical Owning Company Limited.
4.8***	Memorandum of Agreement dated as of March 12, 2007 by and between Britannia Bulk Plc and Argo Shipholding Inc.
4.9†	Memorandum of Agreement dated as of October 24, 2007 by and between Britannia Bulk Plc (or a guaranteed nominee thereof) and Erik Thun AB and B&N Rederi AB.
4.10†	Memorandum of Agreement dated as of July 27, 2007 by and between Britannia Bulk Plc (or a guaranteed nominee thereof) and Franklin GmbH and Co. KG.
4.11†	Memorandum of Agreement dated as of July 27, 2007 by and between Britannia Bulk Plc (or a guaranteed nominee thereof) and Baffin GmbH and Co. KG.
4.12†	$30,000,000 Loan Agreement dated February 13, 2007 by and among Britannia Bulk Plc, the Lenders listed thereto and Lloyds TSB Bank Plc as lender, agent and security trustee.
7.1†	Computation of Ratio of Earnings to Fixed Charges.
11.1†	Code of Ethics.

12.1†	Certification of Principal Executive Officer.
12.2†	Certification of Principal Financial Officer.
13.1†	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
13.2†	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

Notes:

†
Filed herewith.

*
Incorporated by reference from Britannia's Registration Statement on Form F-4 (File No. 333-141113).

**
One agreement relating to each Panamanian subsidiary which includes a vessel as an asset.

***
Incorporated by reference from Britannia's Annual Report on Form 20-F (Commission Number 333-14113) dated April 23, 2007.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BRITANNIA BULK PLC
By:	/s/ FARIYAL KHANBABI Fariyal Khanbabi Chief Financial Officer and Director

Date: March 26, 2008

QuickLinks

TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 4A. UNRESOLVED STAFF COMMENTS
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND THE AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BRITANNIA BULK PLC CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except share and per share amounts)
BRITANNIA BULK PLC CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except share and per share amounts)
BRITANNIA BULK PLC CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Dollars in thousands, except share amounts)
BRITANNIA BULK PLC CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands, except share and per share amounts)
BRITANNIA BULK PLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007, 2006 and 2005 (Dollars in thousands, except share and per share amounts)
  ITEM 19. EXHIBITS
SIGNATURES